

Sysco®
At the heart of
food and service

2021 PROXY STATEMENT

Table of Contents

LETTER FROM OUR CEO AND CHAIRMAN

Dear Sysco Stockholder,

Sysco's fiscal year 2021 was one of the most dynamic years in our history. Throughout, Sysco maintained and sharpened our customer-centric business focus. Our actions focused on the immediate needs of helping our customers survive, and ultimately, succeed throughout the crisis. We also planned for the future by strengthening our leadership team and accelerating transformation across all facets of our business.

The good news is that, as we exited fiscal 2021, our business has been on a strong upswing. The food-away-from-home industry is recovering faster and stronger than most industry experts had predicted. Sysco prepared and executed thoughtful plans to increase inventory and staffing levels in advance of the volume recovery we are now experiencing. As importantly, we introduced a new purpose platform, and a compelling new growth strategy called our "Recipe For Growth". Sysco is positioned for success in the coming years given our financial strength, our robust supply chain, and a compelling new strategy that will differentiate our offerings and service in the marketplace. Customers are taking notice, demonstrated by Sysco winning substantial new business in the national sales segment during the year.

Our Performance in Fiscal 2021[1]

Sysco's total sales were more than $51 billion in fiscal 2021, reflecting continued impact from COVID-related restrictions placed upon our customers that reduced demand for our products and services. We recorded a gross profit decrease of 5.5% to $9.4 billion. Operating income increased 91.8% to $1.4 billion, and adjusted operating income decreased 14.7% to $1.5 billion. We delivered earnings per share of $1.02, and adjusted earnings per share of $1.44. Through strong expense management and a disciplined approach to capital allocation, in fiscal 2021 our free cash flow increased to $1.5 billion, we reduced debt by $3.4 billion and we returned nearly $1 billion to our shareholders through our quarterly dividend.

While the impact of the COVID-19 crisis on our fiscal 2021 results continued to be substantial, our business performance accelerated in the fourth quarter, with sales exceeding 2019 volume levels. We are confident that this signifies a positive outlook for the long-term health of our industry. We are pleased with this progress; however, the pandemic has also fueled labor and supply shortages. In response, our merchandising team is working closely with current and new suppliers to increase product availability. In addition, we have aggressively expanded our hiring efforts across our business the growth and demand we are seeing from our customers. Sysco is consistently performing better than the industry on a national level with regard to service levels, and as a result, we are winning new business.

Sysco's Recipe for Growth Strategy

At our Investor Day in May 2021, Sysco announced its new strategy, our Recipe for Growth, which is designed to help the company grow 1.5 times faster than the market by the end of fiscal 2024 through five strategic pillars:

DIGITAL
Enrich the customer experience through personalized digital tools that simplify and enhance the purchase experience and introduce innovation to our customers

PRODUCTS AND SOLUTIONS
Customer-focused marketing and merchandising solutions that inspire increased sales of our broad assortment of fair priced products and services

SUPPLY CHAIN
Efficiently and consistently serve customers with the products they need, when and how they need them, through a flexible delivery framework

CUSTOMER TEAMS
Our greatest strength is our people. People who are passionate about food and food service. Our diverse team delivers expertise and differentiated services designed to help our customers grow their business

FUTURE HORIZON
We are committed to responsible growth. We will cultivate new channels, new segments, and new capabilities while being stewards of our company and our planet. We will fund our journey through cost-out and efficiency improvements

These priorities will help Sysco become more customer centric, more agile, and a more growth-oriented company. Through this work we will substantially build our capabilities, grow our market share and further differentiate Sysco from our competition.

---

[1] *This paragraph contains the non-GAAP financial measures adjusted operating income, adjusted earnings per share and free cash flow. See pages 103 through 104 in the accompanying Proxy Statement for a reconciliation of these non-GAAP measures to the corresponding GAAP results and an explanation of the adjustments that we have made in order to calculate these non-GAAP measures.*

Purpose

Sysco also unveiled our new Purpose statement dedicated to **Connecting the World to Share Food and Care for One Another**. At the core of the company's strategy, our Purpose unifies all our associates around a common goal that guides the company's actions, and the impact Sysco makes in the world every day. For further discussion of our new Purpose Statement, see our website at *www.sysco.com* in the "About" section under "Our Purpose".

Sysco's Ongoing Commitment to Corporate Social Responsibility

Sysco continues to make substantial progress toward our 2025 CSR goals. Since the start of the pandemic, we have donated more than 50 million meals to support the communities we serve when they needed it the most. We recently announced our Global Good Goal to donate $500 million worth of goods and services across our global communities by 2025. We continue to advance diversity, equity and inclusion at Sysco, and as part of our ongoing efforts to improve in these areas, we hired our first-ever Chief Diversity Officer. Our diversity improvement efforts are aimed at ensuring everyone has a seat at the table at Sysco, and that our company better reflects the communities and customers we serve.

On behalf of our Board of Directors and all our Sysco associates, thank you for your continued trust and support in Sysco.



Kevin Hourican, President and Chief Executive Officer   **Ed Shirley, Chairman**







1390 Enclave Parkway
Houston, Texas 77077-2099

Notice of Annual Meeting of Stockholders

November 19, 2021
10:00 a.m. (Central Time)

The Annual Meeting of Stockholders of Sysco Corporation, a Delaware corporation, will be held on Friday, November 19, 2021, at 10:00 a.m. (Central Time). Due to the continuing public health concerns regarding the novel coronavirus disease ("COVID-19") pandemic, we are holding the Annual Meeting in a virtual-only meeting format to support the health and well-being of our stockholders and our employees. **You will not be able to attend the Annual Meeting at a physical location.** We believe this format will provide you a consistent experience and allow your participation in the Annual Meeting regardless of your location. You will be able to submit questions during the meeting using online tools, providing you with the opportunity for meaningful engagement with the Company. For more information about the virtual-only meeting format, please see Question 5, "How do I attend the Annual Meeting?" on page 99 of the accompanying proxy statement.

Items of Business

During the Annual Meeting, you will be asked to:

1. Elect as directors the ten nominees named in the accompanying proxy statement to serve until the Annual Meeting of Stockholders in 2022;
2. Vote on an advisory resolution to approve the compensation paid to Sysco's named executive officers, as disclosed in this proxy statement;
3. Ratify the appointment of Ernst & Young LLP as Sysco's independent registered public accounting firm for fiscal 2022;
4. To consider a stockholder proposal, if properly presented at the meeting, requesting that Sysco issue a report annually disclosing its greenhouse gas emissions targets; and
5. Transact any other business as may properly be brought before the meeting or any adjournment or postponement thereof.

Record Date

The record date for the Annual Meeting is September 20, 2021. Only stockholders of record of the Company's common stock ("Common Stock") at the close of business on the record date will be entitled to receive notice of and to vote during the Annual Meeting or any adjournment or postponement thereof.

Voting Your Proxy

For instructions on voting, please refer to the notice you received in the mail or, if you requested a hard copy of the proxy statement, on your enclosed proxy card. To cast your vote during the Annual Meeting, you will need to enter the 16-digit control number found on the notice or proxy card, as applicable, at the time you log into the meeting at *virtualshareholdermeeting.com/SYY2021*. You may inspect a list of stockholders of record at the Company's headquarters during regular business hours within the 10-day period before the Annual Meeting or during the Annual Meeting when you log in at *virtualshareholdermeeting.com/SYY2021*.

Dated and first mailed to stockholders on or about **October 6, 2021**

Houston, Texas

By Order of the Board of Directors
Eve M. McFadden
*Senior Vice President, Legal, General Counsel
and Corporate Secretary*

**Important Notice Regarding the Availability of Proxy Materials for the
Stockholder Meeting to be Held on November 19, 2021**

The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K
for the fiscal year ended July 3, 2021 are available at *www.proxyvote.com*.

PROXY STATEMENT SUMMARY

This summary highlights information contained below in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. Page references ("XX") are supplied to help you find further information in this proxy statement.

PROPOSAL 1

Election of Directors

✔ Your Board of Directors recommends that you vote "**FOR**" the election of each of the ten nominees

See Page 25

	Name	Age	Director since	Experience	Independent	Committee Memberships[1]	Other Public Company Boards
	Daniel J. Brutto	65	September 2016	Former President, UPS International and Senior Vice President, United Parcel Service, Inc.	Yes	CGN CSR* Executive	• Illinois Tool Works Inc.
	John M. Cassaday	68	November 2004	Former President, CEO and director of Corus Entertainment Inc.	Yes	CLD* CGN Executive	• Manulife Financial Corporation • Sleep Country Canada Holdings Inc.
	Larry C. Glasscock	73	September 2010	Former Chairman of the Board of Directors, CEO and President of WellPoint, Inc.	Yes	CLD CGN* Executive	• Simon Property Group, Inc.
	Bradley M. Halverson	61	September 2016	Former Group President, Financial Products and Corporate Services and Chief Financial Officer of Caterpillar Inc.	Yes	Audit* CLD Executive	• Lear Corporation
	John M. Hinshaw	51	April 2018	GMD Chief Operating Officer, HSBC Group Management Services, Ltd.	Yes	Audit CLD Technology	
	Kevin P. Hourican	48	February 2020	President and Chief Executive Officer, Sysco Corporation	No	Executive	
	Hans-Joachim Koerber	75	January 2008	Former chairman and CEO of METRO Group (Germany)	Yes	Audit CSR	• Eurocash SA
	Stephanie A. Lundquist	45	November 2019	Former President, Food and Beverage of Target Corporation	Yes	CLD CSR Technology	
	Edward D. Shirley[2]	64	September 2016	Chairman of the Board, Sysco Corporation	Yes	CGN CSR Executive*	
	Sheila G. Talton	68	September 2017	President and Chief Executive Officer of Gray Matter Analytics	Yes	CGN CSR Technology*	• Deere & Company • OGE Energy Corp.

(1)   Full committee names are as follows:

Audit – Audit Committee

CLD – Compensation and Leadership Development Committee

CGN – Corporate Governance and Nominating Committee

CSR – Corporate Social Responsibility Committee

Executive – Executive Committee

Technology – Technology Committee

(2)   Mr. Shirley currently serves as the independent Chairman of the Board. For more details, see page 17.

*   Denotes committee chairperson

Director Nominee Highlights

Diversity of Tenure, Age and Gender



INDEPENDENT DIRECTOR TENURE

3 — 10+ years
0 — 7-10 years
6 — ≤6 years

7 Years
Average Tenure

INDEPENDENT DIRECTOR AGE

2 — 70+ years
2 — 45-60 years
5 — 61-70 years

63 Years
Average Age

INDEPENDENT DIRECTOR DIVERSITY

22%
Gender and/or Ethnic Diversity

Director Qualifications

The Board believes that it is desirable that the following qualifications be possessed by one or more of Sysco's Board members because of their particular relevance to the Company's strategic priorities, and these were all considered by the Board in connection with this year's director nomination process:



Accounting/ Audit/ Financial Reporting — 7
Business Operations — 10
Distribution/ Supply Chain — 6
Executive Leadership/ Management — 10
Finance — 7
Foodservice Industry Experience — 4
HR/ Human Capital Management/ Large Workforce — 9
International/ Global — 8

M&A/ Integration — 9
Marketing/ Sales/ Merchandising — 8
Public Company Board Service — 8
Risk Oversight/ Management — 10
Strategy Development — 10
Sustainability/ ESG — 3
Digital Technology/ Cybersecurity — 3

Corporate Governance Facts

✔	Separate Chairman of the Board and CEO	✔	Independent Directors Meet Regularly without Management Present
✔	15-Year Limit on Director Tenure	✔	Proxy Access
✔	Annual Board and Committee Self-Evaluations	✔	Stockholder Right to Call a Special Meeting
✔	Periodic 360-degree Individual Director Performance Evaluations of Selected Directors	✔	Stock Ownership Goals for all Directors/Executive Officers
✔	90% of the Board of Directors is Independent	✔	Single Voting Class
✔	Annual Election of all Directors	✔	Regular Engagement of Stockholders
✔	No Director Serves on More than Four Other Boards	✔	Majority Voting Standard

PROPOSAL 2

Advisory Vote to Approve Named Executive Officer Compensation

✔ Your Board of Directors recommends that you vote "**FOR**" the advisory proposal to approve the compensation paid to Sysco's named executive officers ("NEOs")

See Page 91

Executive Compensation Design

Core Principles



PAY FOR PERFORMANCE	COMPETITIVENESS AND RETENTION	ACCOUNTABILITY FOR SHORT- AND LONG-TERM PERFORMANCE	ALIGNMENT WITH STOCKHOLDERS' INTERESTS
Provide base salaries that reflect each NEO's background, experience and performance, combined with variable incentive compensation that rewards executives at higher levels than at peer companies when superior performance is achieved, while below median performance results in compensation that is below the median pay of peer companies;	Provide a competitive pay opportunity that attracts and retains the highest quality professionals;	Strike an appropriate balance between achieving both short-term and long-term interests of the business through short-term and long-term compensation; and	Link the interests of our NEOs with those of our stockholders through significant at-risk, equity-based compensation.

Transitional Approach to Fiscal 2021 Compensation Design

The COVID-19 pandemic has adversely affected numerous aspects of Sysco's business, financial condition and results of operations, including the Company's financial performance with respect to the performance metrics under its annual and long-term incentive awards.

This resulted in significantly lower executive compensation levels in fiscal 2020, as compared to fiscal 2019. In July 2020, at the time the CLD Committee established the executive compensation program for fiscal 2021, the troubled state of the foodservice industry and the continuing uncertainties in the Company's business arising from the impact of the

COVID-19 pandemic rendered it impracticable for the Company to establish credible financial goals. Consequently, in light of the extraordinary circumstances confronting the foodservice industry, the CLD Committee adopted a temporary, transitional approach to executive compensation for fiscal 2021, recognizing that Sysco's historical management incentive pay practices would be inadequate for successfully navigating the uncertain market environment. Semler Brossy Consulting Group LLC, the independent compensation consultant engaged by the CLD Committee, confirmed to the CLD Committee at the time that this transitional approach was established that it was reasonable in light of the impact of the COVID-19 pandemic.

This transitional approach included the following short- and long-term pay components:

- **Short-Term Incentive Program:** a new short-term, cash-based incentive program (the "STIP") for fiscal 2021, with the year divided into two, six-month performance periods and a significant portion of the incentive opportunity for each six-month performance period tied to operational metrics (rather than financial metrics), which differed from the annual incentives awarded in previous fiscal years under the management incentive program; and

- **Long-Term Incentive Program:** long-term incentive awards that included a mix of (i) performance share units with a two-year performance period aligned with the timeframe for Sysco's business transformational initiatives (*i.e.*, cost reduction, market share growth, and digital commerce transfomation); (ii) stock options; and (iii) restricted stock units.

Elements of Executive Compensation

The elements of target total direct compensation for fiscal 2021 are presented below.

	Element of Compensation	Objective of Each Element
SHORT-TERM	**Base Salary**	Provide each NEO with a fixed compensation component that reflects his position and responsibilities and opportunities in the marketplace.
	Short-Term Incentive	Incentivize the near-term achievement of key transformational initiatives and operational metrics that supported the Company's efforts to successfully navigate the recovery. Promote pay for performance and provide variable rewards within a competitive range of total cash compensation.
LONG-TERM	**Restricted Stock Units**	New long-term incentive component for fiscal 2021 awarded in connection with transitional approach necessitated by the COVID-19 pandemic.
	Stock Options	Closely align the executives' interests with those of our stockholders, with realized value based on post-grant share price appreciation.
	Performance Share Units	Closely align the executives' interests with those of our stockholders, with realized value based in part on post-grant share price appreciation. Enhance performance and compensation alignment by linking payouts to the achievement of Sysco's business transformational initiatives.

Our Executive Compensation Practices

WHAT WE DO	WHAT WE DON'T DO
✔ Pay for Performance	✗ No stock option reloading
✔ Value Stockholders' Input	✗ No repricing of underwater stock options
✔ Mitigate Undue Risk	✗ No tax gross-ups for financial planning or loss on sale of home in connection with a relocation
✔ Independent Compensation Consulting Firm	✗ No excise tax gross-ups upon a change in control
✔ Executive Compensation Clawback Policy	✗ No hedging by our executive officers, directors or other specified "insiders"
✔ Reasonable Change in Control Provisions for Equity Awards	
✔ Significant Stock Ownership Guidelines	
✔ Modest Perquisites	
✔ Regular Review of Share Utilization	
✔ Limited Trading Windows	

PROPOSAL 3

Ratify the Appointment of Ernst & Young LLP as Sysco's Independent Registered Public Accounting Firm

✔ Your Board of Directors recommends that you vote "FOR" this proposal

See Page 94

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm and has specific policies in place to ensure its independence. The Audit Committee has appointed Ernst & Young LLP ("E&Y") to serve as Sysco's independent registered public accounting firm for fiscal 2022. E&Y has been our independent registered public accounting firm since fiscal 2002.

Fees paid to E&Y for fiscal 2021 and 2020 are detailed on page 93.

Representatives of E&Y will attend the meeting and will be available to respond to appropriate questions.

PROPOSAL 4

Stockholder Proposal, if properly presented

✔ Your Board of Directors does not make a recommendation with respect to this stockholder proposal.

See Page 95

Corporate Social Responsibility Highlights

Sysco is committed to caring for people, sourcing products responsibly, and protecting the planet. Highlights from the last fiscal year include:

PEOPLE



- **Donated 27 million meals** to support communities globally in need and **launched our global good goal to generate $500 million worth of good by 2025**.
- **Stepped up the Company's diversity, equity, and inclusion efforts** by establishing a global DEI council, hiring a Vice President, Chief Diversity Officer to accelerate our efforts, and engaging in meaningful, open dialogue about how we can all *Be Better*.

PRODUCT



- **Launched a public-private partnership with the National Fish and Wildlife Foundation and Cargill,** including a $5 million commitment in funding over five years from Sysco and Cargill, to accelerate the implementation of sustainable grazing practices over the next five years across 1 million acres in the Southern Great Plains.
- **Expanded the company's commitment to improve the sustainability of its seafood procurement practices** and standards in collaboration with World Wildlife Fund.

PLANET



- **Tested an all-electric Freightliner eCascadia from Daimler Trucks North America** at our San Francisco operating site, continuing to progress towards electric vehicles that can meet the specialized requirements of food delivery and significantly reduce our impact on the planet.
- **Continued to expand our Sustainable Agriculture program into the fresh supply chain** and completed the pilot of Sysco's Sustainability Standard for fresh crops in partnership with the IPM Institute's Sustainable Food Group, Azzule Systems and Primus Auditing.

For further discussion of Sysco's corporate social responsibility ("CSR") strategy and 2025 CSR Goals, see our website at *www.sysco.com* in the "About" section under "Corporate Social Responsibility."

Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077-2099
October 6, 2021

PROXY STATEMENT

We are providing you with a Notice of Internet Availability of Proxy Materials and access to these proxy materials, which include this 2021 Proxy Statement, the proxy card for the 2021 Annual Meeting of Stockholders (the "Annual Meeting") and our Annual Report on Form 10-K for fiscal 2021, because our Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. Unless the context otherwise requires, the terms "we," "our," "us," the "Company" or "Sysco," as used in this proxy statement, refer to Sysco Corporation.

2021 Annual Meeting of Stockholders

- **Date and Time:** Friday, November 19, 2021 at 10:00 a.m. (Central Time).
- **Venue:** Virtual Annual Meeting (available at *www.virtualshareholdermeeting.com/SYY2021*. Our Annual Meeting will be held online in a virtual-only meeting format. For more information about the virtual-only meeting format, please see "Questions and Answers About the Meeting and Voting—5. How do I attend the Annual Meeting?" below.
- **Record Date:** September 20, 2021. At the close of business on the Record Date, there were 512,275,463 shares of Sysco Corporation Common Stock outstanding and entitled to vote at the Annual Meeting. All of our current directors and executive officers (20 persons) beneficially owned, directly or indirectly, an aggregate of 1,571,478 shares, which was approximately 0.31% of our outstanding Common Stock as of the Record Date.

Only owners of shares of Common Stock as of the close of business on the Record Date are entitled to notice of, and to vote during the Annual Meeting or at any adjournments or postponements of the Annual Meeting. Each stockholder is entitled to one vote for each share owned on the Record Date on each matter presented at the Annual Meeting.

Voting Matters and Board Recommendations

	Our Board Vote Recommendation
Election of Ten Director Nominees (page 25)	**FOR** each Director Nominee
Advisory Vote on Executive Compensation (page 91)	**FOR**
Ratification of Independent Registered Public Accounting Firm (page 94)	**FOR**
Stockholder Proposal (page 95)	**NONE**

Important Dates for 2022 Annual Meeting of Stockholders (page 97)

- If you would like to present a proposal under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), at our 2022 Annual Meeting of Stockholders, send the proposal in time for us to receive it no later than June 8, 2022. If the date of our 2022 Annual Meeting is subsequently changed by more than 30 days from the date of this year's Annual Meeting, we will inform you of the change and the date by which we must receive proposals.

- If you would like to present business at our 2022 Annual Meeting outside of the stockholder proposal rules of Rule 14a-8 of the Exchange Act and, instead, pursuant to Article I, Section 8 of the Company's Bylaws, the Corporate Secretary must receive notice of your proposal by August 21, 2022, but not before July 12, 2022, and you must be a stockholder of record on the date you provide notice of your proposal to the Company and on the record date for determining stockholders entitled to notice of the meeting and to vote.

CORPORATE GOVERNANCE

We believe good corporate governance is critical to achieving business success. To provide a general framework for the management of the Company and reflect our commitment to sound governance practices, the Board has adopted certain documents, referred to in this proxy statement as our "Governance Documents," which include the following:

- Sysco's bylaws;
- the Corporate Governance Guidelines;
- the Charters of the Board's committees; and
- the Global Code of Conduct.

These Governance Documents outline the functions of the Board, each of the Board's committees, director responsibilities, and various processes and procedures designed to ensure effective and responsive governance.

The Corporate Governance Guidelines comply with the listing standards of the New York Stock Exchange ("NYSE") and include guidelines for determining director independence and qualifications. These guidelines define qualities and characteristics utilized in evaluating whether an existing Board member or candidate meets the qualifications for service as a Sysco Board member. Additionally, diversity, skills, experience and time available for service (including consideration of other board service) are all important considerations. The Corporate Governance and Nominating Committee regularly reviews the Governance Documents and recommends revisions to the Board from time to time to reflect developments in the law and corporate governance practices.

Copies of the Governance Documents can be accessed from the corporate governance section of the Company's website at "Investors—Corporate Governance" at *www.sysco.com*. These documents will also be provided without charge to any stockholder upon written request to the Corporate Secretary at Sysco Corporation, 1390 Enclave Parkway, Houston, Texas 77077. The information on any website referenced in this proxy statement, including *www.sysco.com*, is not deemed to be part of or incorporated by reference into this proxy statement.

Governance Highlights

> ### BOARD COMPOSITION AND ACCOUNTABILITY:
>
> **Board Leadership**
> - Effective November 2020, the Board of Directors elected Mr. Shirley as independent Chairman of the Board, following his service as Executive Chairman on an interim basis
> - Effective November 2020, Mr. Halverson resigned as Lead Independent Director, concurrent with the appointment of Mr. Shirley as independent Chairman of the Board
> - Each Board committee is chaired by an independent director
>
> **Board Refreshment & Director Tenure Policy**
> - Established 15-year limit on director tenure
> - Since 2016, the Board has elected six new independent directors – Messrs. Brutto, Halverson and Shirley (in September 2016), Ms. Talton (in September 2017), Mr. Hinshaw (in April 2018) and Ms. Lundquist (in November 2019)
>
> **Board Evaluations**
> - Annual Board and committee self-evaluations aim to increase Board effectiveness and inform future Board refreshment efforts
> - Periodic 360-degree individual director performance evaluations of selected directors
>
> **Director Independence**
> - At least a majority of our directors must meet the NYSE criteria for independence, as well as the additional criteria set forth in the Corporate Governance Guidelines
> - All members of the Audit, Compensation and Leadership Development, and Corporate Governance and Nominating Committees must be independent under the applicable NYSE and SEC standards
> - Our Board has determined that all director nominees, other than the CEO, are independent under these standards (representing 90.0% of the Board)
>
> **Annual Elections**
> - All of our directors are elected annually
>
> **Director Overboarding Policy**
> - Non-employee directors should generally not serve on more than four additional public-company boards of directors
>
> **Change in Occupation**
> - Any director who materially changes principal occupation or business association is required to tender his or her offer to resign to the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee
>
> **Risk Oversight**
> - The Board works through its committees and senior management to exercise oversight of the enterprise risk management process
>
> ### STOCKHOLDER RIGHTS:
>
> **Proxy Access**
> - Stockholders who have beneficially owned 3% or more of our outstanding Common Stock continuously for at least 3 years (as of the time of submission of the nomination) may nominate a number of director nominees equal to the greater of 2 or 20% (rounded down) of the total number of directors constituting our Board, subject to applicable limitations and procedural requirements
>
> **Right to Call Special Meeting**
> - Stockholders holding at least 25% of our outstanding Common Stock have the right to call a special meeting of stockholders, subject to applicable limitations and procedural requirements
>
> **Action by Written Consent**
> - Stockholders having at least the minimum voting power required to take a corporate action may do so by a written consent in lieu of calling a stockholders meeting
>
> **Majority Voting Standard**
> - Each of our directors is elected by a majority of the votes cast in an uncontested election
> - Any incumbent director failing to receive more "for" than "against" votes is required to tender his or her offer to resign to the Board
>
> **Single Voting Class**
> - We have only one class of stock, Common Stock, that is entitled to vote on the election of directors and other matters submitted to a vote of stockholders
>
> **Stockholder Engagement**
> - We prioritize a program of regular engagement with our stockholders regarding matters of corporate governance, executive compensation and corporate social responsibility
> - Participation by Mr. Shirley, our Chairman, Mr. Cassaday, the Chair of our Compensation and Leadership Development Committee, and Mr. Glasscock, the Chair of our Corporate Governance and Nominating Committee
>
> **No Poison Pill**
> - We do not have a poison pill or similar stockholder rights plan

Board Leadership Structure

Effective as of November 20, 2020, Mr. Edward Shirley's interim service as Executive Chairman of the Board concluded, and the Board appointed him as the independent, non-executive Chairman of the Board. Concurrent with this appointment, Mr. Bradley Halverson concluded his service as independent Lead Director effective on November 20, 2020.

In his role as Chair, Mr. Shirley's responsibilities include:

• reviewing meeting agendas and schedules for meetings of the Board with the CEO;
• overseeing and approving information and materials sent to the Board, serving as the primary liaison between the independent directors and the CEO, and presiding at meetings of the non-employee and independent directors;
• being available for consultation and director communication;
• reviewing with the CEO the nature and content of director communications in response to inquiries from outside parties; and
• in consultation with the CEO, reviewing written communications between directors and officers or employees of the Company.

The Corporate Governance Guidelines provide that the roles of Chairman and CEO may be separated or combined, and the Board exercises its discretion in combining or separating these positions as it deems appropriate in light of prevailing circumstances.

The Board currently believes that the separation of the roles of Chairman and CEO is in the best interest of Sysco and its stockholders and represents the most effective leadership structure for the Company. The Board regularly reviews its leadership structure, including during the Board's annual evaluation process, to determine the most appropriate arrangement. Since the Company's founding in 1969 the Board from time to time has established a variety of Board leadership structures, including independent Board Chairs, as well as those serving as Executive Chair or combined CEO/Chair.

The Board believes that its approved leadership structure, which includes its independent, non-executive Chairman of the Board as described above, best enables the Board to provide effective, independent oversight of the Company. In addition, the Board has implemented several corporate governance policies and practices that promote a strong, effective and independent Board, which are described above under "—Governance Highlights."

The independent directors meet regularly in executive session without the CEO or any other member of management present, and in fiscal 2021 met four times. Mr. Halverson, serving as independent Lead Director, followed by Mr. Shirley, serving as independent Chairman of the Board beginning in November 2020, presided over the sessions of the independent directors in fiscal 2021.

Board Refreshment

Our Board recognizes the importance of consistent, deliberate Board refreshment and succession planning to ensure that the directors possess a composite set of skills, experience and qualifications necessary for the Board to successfully establish and oversee management's execution of the Company's strategic priorities (see "Board of Directors Matters – Election of Directors at 2021 Annual Meeting (Item 1) – Director Qualifications and Board Succession" below for a discussion of the key qualifications considered by the Corporate Governance and Nominating Committee in evaluating candidates). In order to promote thoughtful Board refreshment, in 2016 our Board adopted a Board refreshment plan, pursuant to which the Board has elected an additional six independent, non-employee directors to the Board.

Director Tenure Policy. In July 2016, our Board, upon the recommendation of the Corporate Governance and Nominating Committee, established our director tenure policy, which provides that no individual who, as of the date of the election to which any nomination relates, will have served as a non-employee director for 15 years will be eligible to be nominated for election or re-election to the Board. Since the adoption of this policy, six independent directors have retired from the Board and six new independent directors have been elected to the Board. Collectively, these Board refreshment efforts have significantly lowered the average tenure of our independent directors.

The COVID-19 pandemic, together with the onset of the recovery in the foodservice markets in selected geographies, have increased the challenges associated with ensuring that the Company's executive compensation program retains and incentivizes the Company's highly-talented executives. Additionally, with the departure of two directors from the Board in August 2021, each of the Compensation and Leadership Development Committee and the Corporate Governance and Nominating Committee lost one of its most tenured members. In recognition of Mr. Cassaday's (i) valuable

ongoing contribution to developing executive compensation programs that appropriately address the evolving challenges associated with COVID-19 and the emerging foodservice recovery (as the Chair of the Compensation and Leadership Development Committee) and (ii) extensive institutional knowledge as an experienced, respected leader on the Board and member of the Corporate Governance and Nominating Committee, the Board, as recommended by the Corporate Governance and Nominating Committee, has approved an exception to the director tenure policy for Mr. Cassaday and requested that he stand for re-election at the Annual Meeting. Although the Board considers the current average independent director tenure of 7 years to be appropriate, it remains committed to deliberate Board refreshment and succession planning and expects any future exceptions to the tenure policy to be granted infrequently under similarly limited or unusual circumstances.

Director Recruitment. Since the adoption of our Board refreshment plan in 2016, our Board has periodically engaged the services of a third-party search firm to assist with identifying and recruiting appropriate director candidates. Several director candidates have been referred by our then-current directors and identified by a third-party search firm, and our Board evaluated the skills, experience and qualifications of each candidate in the context of the Board's composition and the Company's strategic priorities. Following consideration of each of these candidates, and in each case upon the unanimous recommendation of our Corporate Governance and Nominating Committee, the Board appointed or nominated a total of six new independent, non-employee directors: Messrs. Brutto, Halverson and Shirley (in September 2016), Ms. Talton (in September 2017), Mr. Hinshaw (in April 2018) and Ms. Lundquist (in November 2019). As our incumbent directors retire from the Board from time to time, we will continue our director recruitment efforts to help ensure that the size of the Board may be maintained at an appropriate level.

Stockholder Engagement

Communicating with stakeholders, whether customers, suppliers, employees or stockholders, has always been an important part of how Sysco does business. Beginning in 2015, in furtherance of these efforts, we began a more formal engagement process with our stockholders regarding matters of corporate governance. This engagement process is incremental to our customary participation at industry and investment community conferences, investor road shows and analyst meetings.

At the direction of our Corporate Governance and Nominating Committee, senior leaders from the Company met with representatives at many of our top institutional stockholders to discuss Sysco's governance practices, executive compensation, compliance programs, and other environmental, social, and governance related matters. Management reported regularly to the Board and the Corporate Governance and Nominating Committee

concerning these meetings, including feedback on the concerns and issues raised by our stockholders.

Since fiscal 2016, this engagement program has been expanded to include selected directors, including Messrs. Shirley, Cassaday and Glasscock, who have participated in meetings with many of our top institutional stockholders to discuss the same governance and compensation matters described above. Insight gained from engagement discussions remains a key consideration for the Board as it continues to evaluate our corporate governance and executive compensation practices for potential refinement.

We look forward to gaining further insight from our stockholders during future engagements.

Communicating with the Board

Interested parties, including, but not limited to, our stockholders, may communicate with the Chairman of the Board, the independent directors as a group and the other individual members of the Board by confidential web submission or by mail. All such correspondence will be delivered to the parties to whom they are addressed. The Board requests that items unrelated to the duties and responsibilities of the Board not be submitted, such as product inquiries and complaints, job inquiries, business solicitations

and junk mail. You may access the form to communicate by confidential web submission in the corporate governance section of Sysco's website under "Investors —Corporate Governance — Contact the Board" at www.sysco.com. You can contact any of our directors by mail in care of the Corporate Secretary, Sysco Corporation, 1390 Enclave Parkway, Houston, Texas 77077.

Board Meetings and Committees

During fiscal 2021, the Board held eight meetings, including four regular meetings and four special meetings, and committees of the Board held a total of 42 meetings. Overall attendance at such meetings was approximately 98.7%. Each director attended 75% or more of the aggregate of all meetings of the Board and the committees on which he or she served during fiscal 2021. The Board has an Audit Committee, a Compensation and Leadership Development Committee (the "CLD Committee"), a Corporate Governance and Nominating Committee (the "Governance Committee"), a Corporate

Social Responsibility Committee (the "CSR Committee"), a Technology Committee, and an Executive Committee. Current copies of the written charters for the Audit Committee, the CLD Committee, the Governance Committee, the CSR Committee, Technology Committee, and the Executive Committee are published on our website under "Investors — Corporate Governance" at www.sysco.com. The current membership and primary responsibilities of the committees are summarized in the following table.

Committee Name & Current Members	Primary Responsibilities	Fiscal 2021 Meetings
Audit[1] Mr. Halverson (Chair) Mr. Hinshaw Dr. Koerber	• Oversees and reports to the Board with respect to various auditing and accounting matters, including the selection of the independent public accountants, the scope of audit procedures, the nature of all audit and non-audit services to be performed by the independent public accountants, the fees to be paid to the independent public accountants, and the performance of the independent public accountants • Oversees and reports to the Board with respect to Sysco's accounting practices and policies • Oversees and reports to the Board with respect to certain treasury/finance matters, including the Company's policies governing capital structure, debt limits, dividends and liquidity, and reviews and recommends to the Board the issuance and repurchase of Company securities • Assists the Board with its oversight and monitoring of the Company's risk assessment and risk management policies and processes • Oversees and reports to the Board with respect to compliance with legal and regulatory requirements, corporate accounting, reporting practices and the integrity of the financial statements of the Company	10

Committee Name & Current Members	Primary Responsibilities	Fiscal 2021 Meetings
Compensation and Leadership Development(2)(3) Mr. Cassaday (Chair) Mr. Glasscock Mr. Halverson Mr. Hinshaw Ms. Lundquist	• Establishes executive compensation philosophies, policies, plans and programs to ensure that compensation actions link pay for performance, provide competitive pay opportunity to attract and retain key executive talent, provide accountability for short and long-term performance and align the interests of the "senior officers" (i.e., the CEO and those reporting to the CEO) with those of stockholders • Establishes and approves all compensation, including the corporate goals on which compensation shall be based, of the CEO and the other senior officers, including the named executive officers (or "NEOs," as defined below) • Oversees the process for the evaluation of management, including the CEO • Reviews and approves any clawback policy allowing the recoupment of compensation paid to associates, including the senior officers • Reviews and determines equity awards to the senior officers, and oversees management's exercise of its previously delegated equity grant authority • Reviews, approves and, as required by law, recommends the establishment or amendment of any compensation or retirement program (i) in which any senior officer will participate, (ii) that requires stockholder approval or (iii) that could reasonably be expected to have a material cost impact • Reviews and discusses with the CEO the Company's leadership development programs and succession planning for the other senior officers • Reviews the Company's human capital policies and strategies	11
Corporate Governance and Nominating(2)(3) Mr. Glasscock (Chair) Mr. Brutto Mr. Cassaday Mr. Shirley Ms. Talton	• Proposes directors, committee members and officers to the Board for election or reelection • Reviews the performance of the members of the Board and its committees • Recommends to the Board the annual compensation of non-employee directors • Reviews related person transactions and reviews and makes recommendations regarding changes to Sysco's Related Person Transaction Policy • Reviews and makes recommendations regarding the organization and effectiveness of the Board and its committees, the establishment of corporate governance principles, the conduct of meetings, succession planning and Sysco's Governance Documents • Reviews and makes recommendations regarding changes to Sysco's Global Code of Conduct, (the "Code"), periodically reviews overall compliance with the Code and approves any waivers to the Code given to Sysco's executive officers and directors • Monitors compliance with and approves waivers to Sysco's Policy on Trading in Company Securities	9
Corporate Social Responsibility Mr. Brutto (Chair) Dr. Koerber Ms. Lundquist Mr. Shirley Ms. Talton	• Reviews and acts in an advisory capacity to the Board and management with respect to policies and strategies that affect Sysco's role as a socially responsible organization • Reviews, evaluates, and provides input on the development and implementation of Sysco's Corporate Social Responsibility ("CSR") Strategy, which focuses on three pillars—People, Products and Planet—and on the implementation of any CSR goals previously established by the Board • Reviews philanthropic giving, agriculture programs, and warehouse and transportation initiatives designed to improve the environmental impact of the Company	4
Technology Ms. Talton (Chair) Mr. Hinshaw Ms. Lundquist	• Reviews significant information technology ("IT") projects and technology architecture decisions • Assesses whether and to what extent Sysco's IT programs effectively support Sysco's business and strategic objectives • Advises the Board with regard to significant IT matters • Supports the Board in its oversight of cybersecurity risk management efforts	8
Executive Mr. Shirley (Chair) Mr. Brutto Mr. Cassaday Mr. Glasscock Mr. Halverson Mr. Hourican Ms. Talton	• Exercises all of the powers of the Board when necessary, to the extent permitted by applicable law	0

(1) The Board has determined that each member of the Audit Committee is independent, as defined in the NYSE's listing standards, Section 10A of the Exchange Act and the Company's Corporate Governance Guidelines. The Board has determined that each member of the Audit Committee is financially literate and that Mr. Halverson meets the definition of an audit committee financial expert as promulgated by the SEC. No Audit Committee member serves on the audit committees of more than two other public companies.

(2) The Board has determined that each member of the CLD Committee and the Governance Committee is independent, as defined in the NYSE's listing standards and the Company's Corporate Governance Guidelines.

(3) Except for decisions that impact the compensation of Sysco's CEO, the CLD Committee is generally authorized to delegate any decisions it deems appropriate to a subcommittee. In such a case, the subcommittee must promptly report any action that it takes to the full CLD Committee. In addition, the CLD Committee may delegate to any one or more members of the Board its full equity grant authority with respect to any equity-based grants (other than grants made to Sysco's senior officers); and the CLD Committee has delegated such authority to the CEO with respect to certain non-executive employees, subject to specified limitations. In carrying out its duties, the CLD Committee may also delegate its oversight of Sysco's employee and executive benefit plans to any administrative committees of the respective plans or to such officers or employees of Sysco as the CLD Committee deems appropriate, except that it may not delegate its powers to amend, establish or terminate any benefit plan that is maintained primarily for the benefit of Sysco's senior officers, resolve claims under a benefit plan with respect to any senior officer, or modify the compensation of any senior officer as provided under any nonqualified or executive incentive compensation plan. For a detailed description of the CLD Committee's processes and procedures for consideration and determination of executive compensation, including the role of executive officers and compensation consultants in recommending the amount and form of executive compensation, see "— Compensation Consultants" and "Compensation Discussion and Analysis."

Annual Board Self-Evaluation

During fiscal 2021, the Board conducted an annual self-evaluation to determine whether the Board and its committees functioned effectively during the prior fiscal year. The Chairman of the Board and the Chairman of the Governance Committee led a discussion of the Board's performance in executive session.

In addition, each Board committee conducted a self-evaluation of its performance focused on the committee's key responsibilities. As part of the evaluation process, each director completed a committee self-evaluation questionnaire developed by the Governance Committee. The questionnaire responses were compiled and reviewed by legal counsel, which provided a summary of the responses, without attribution to any individual director, to the chairman of each committee. Feedback from the committees'

self-evaluations was reviewed by the applicable committee and also presented to the full Board for review and discussion. Key learnings from these Board and committee self-evaluations play an important role in informing the Board's approach to refreshment and succession planning.

Beginning in fiscal 2017, the Board's self-evaluation process was enhanced to include periodic "360 degree" individual director performance reviews, which involve a confidential evaluation of the performance of selected directors by each of his or her fellow directors, key members of senior management and representatives of certain independent, third-party firms that routinely interact with the directors assessed. An independent, third-party corporate governance firm compiles and communicates to the directors assessed the feedback from these reviews.

Director Independence

Our Corporate Governance Guidelines require that at least a majority of our directors meet the criteria for independence that the NYSE has established for continued listing, as well as the additional criteria set forth in the Guidelines. Additionally, we require that all members of the Audit Committee, CLD Committee, and Governance Committee be independent, that all members of the Audit Committee satisfy the additional requirements of the NYSE and applicable rules promulgated under the Exchange Act, and that all members of the CLD Committee satisfy the additional requirements of the NYSE.

Under the NYSE listing standards, to consider a director to be independent, our Board must determine that he or she has no material relationship with Sysco other than as a director. The standards specify the criteria by which the Board must determine whether directors are independent and contain guidelines for directors and their immediate family members with respect to employment or affiliation with Sysco or its independent registered public accounting firm.

In addition to the NYSE's standards for independence, our Corporate Governance Guidelines contain categorical standards that provide that the following relationships will not impair a director's independence:

- if a Sysco director is an executive officer of another company that does business with Sysco and the annual sales to, or purchases from, Sysco are less than two percent of the annual revenues of the company for which he or she serves as an executive officer;
- if a Sysco director is an executive officer of another company that is indebted to Sysco, or to which Sysco is indebted, and the total amount of either company's indebtedness to the other is less than two percent of the total consolidated assets of the company for which he or she serves as an executive officer, so long as payments made or received by Sysco as a result of such indebtedness do not exceed the two percent thresholds provided above with respect to sales and purchases; and

- if a Sysco director serves as an officer, director or trustee of a tax-exempt charitable organization, and Sysco's discretionary charitable contributions to the organization are less than two percent of that organization's total annual charitable receipts; Sysco's automatic matching of employee charitable contributions will not be included in the amount of Sysco's contributions for this purpose.

The Board has reviewed all relevant relationships between those individuals who served as a director at any time during fiscal 2021 (and/or who are nominated for election at the Annual Meeting) and Sysco. The relationships reviewed included any described under "Certain Relationships and Related Person Transactions," and several relationships that did not automatically make the individual non-independent under the NYSE standards or our Corporate Governance Guidelines, either because of the type of affiliation between the director and the other entity or because the amounts involved did not meet the applicable thresholds.

These additional relationships included the following, which were considered by the Board at the time of its independence determination (for purposes of this section, "Sysco," "we," "us" and "our" include our operating companies):

- Mr. Cassaday's service as a director of one of our suppliers;
- Mr. Frank's service as a Partner of Trian Fund Management, L.P. ("Trian"), which owned approximately 3.5% of Sysco's outstanding common stock based on Trian's most recent public disclosure;
- Mr. Glasscock's service as a director of one of our customers;
- Mr. Halverson's service as Treasurer of a charitable organization that is one of our customers;
- Mr. Hinshaw's former service as a director of one of our suppliers and his service as an executive officer of a banking and financial services organization that provides commercial lending services to Sysco and that has received from Sysco, in each of the past three fiscal years, an aggregate amount significantly less than the maximum amount permitted under the NYSE listing standards for director independence (*i.e.*, 2% of consolidated gross revenues);

- Ms. Lundquist's former service as an executive officer of a Sysco customer and supplier that has paid to Sysco, and received from Sysco, in each of the past three fiscal years, an aggregate amount significantly less than the maximum amount permitted under the NYSE listing standards for director independence (*i.e.*, 2% of consolidated gross revenues);

- Mr. Peltz's service as (i) Chief Executive Officer and a Founding Partner of Trian, which owned approximately 3.5% of Sysco's outstanding common stock based on Trian's most recent public disclosure, and (ii) a director of three Sysco customers; and

- Mr. Shirley's service as a director of one of our customers and his former service as Sysco's Executive Chairman of the Board on an interim basis from January 10, 2020 until November 20, 2020, as described under "—Board Leadership Structure" above.

After reviewing such information, the Board has determined that (i) each of Mr. Brutto, Mr. Cassaday, Mr. Glasscock, Mr. Halverson, Mr. Hinshaw, Dr. Koerber, Ms. Lundquist and Ms. Talton, (ii) Ms. Nancy Newcomb, who retired from the Board effective November 20, 2020, and (iii) each of Mr. Joshua D. Frank and Mr. Nelson Peltz, who resigned from the Board effective August 20, 2021, has no material relationship with Sysco and is independent under the NYSE standards and the categorical standards set forth in the Corporate Governance Guidelines and described above. In addition, due to the interim nature of Mr. Shirley's service as Executive Chairman of the Board during fiscal 2021, as discussed above under "—Board Leadership Structure," the Board has also determined that Mr. Shirley qualifies as independent under the NYSE standards following his appointment to non-executive Chairman of the Board effective in November 2020.

The Board also determined that Mr. Hourican, who served as an executive officer of the Company during fiscal 2021, is not independent pursuant to the NYSE independence standards due to such service.

The Board has also determined that each member of the Audit Committee, CLD Committee and Governance Committee is independent. Our Corporate Governance Guidelines also provide that no independent director who is a member of the Audit, CLD or Governance Committees may receive any compensation from Sysco, other than in his or her capacity as a non-employee director or committee member. The Board has determined that no non-employee director received any compensation from Sysco at any time since the beginning of fiscal 2021, other than in his or her capacity as a non-employee director, committee member, committee chairman or Chairman of the Board.

Certain Relationships and Related Person Transactions

Related Person Transactions Policies and Procedures

The Board has adopted written policies and procedures for review and approval or ratification of transactions with related persons. We subject the following related persons to these policies: directors, director nominees, executive officers, beneficial owners of more than five percent of our stock and any immediate family members of these persons.

We follow the policies and procedures below for any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which Sysco was or is to be a participant, the amount involved exceeds $100,000, and in which any related person had or will have a direct or indirect material interest. These policies specifically apply without limitation to purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by Sysco of a related person. The Board has determined that the following do not create a material direct or indirect interest on behalf of the related person, and are, therefore, not related person transactions to which these policies and procedures apply:

- Interests arising only from the related person's position as a director of another corporation or organization that is a party to the transaction;

- Interests arising only from the direct or indirect ownership by the related person and all other related persons in the aggregate of less than a 10% equity interest, other than a general partnership interest, in another entity which is a party to the transaction;

- Interests arising from both the position and ownership level described in the two bullet points above;

- Interests arising solely from the ownership of a class of Sysco's equity securities if all holders of that class of equity securities receive the same benefit on a pro rata basis, such as dividends;

- A transaction that involves compensation to an executive officer if the compensation has been approved by the CLD Committee, the Board or a group of independent directors of Sysco performing a similar function; or

- A transaction that involves compensation to a director for services as a director of Sysco if such compensation will be reported pursuant to Item 402(k) of Regulation S-K.

Any of our employees, officers or directors who have knowledge of a proposed related person transaction must report the transaction to our chief legal officer. Whenever practicable, before the transaction goes effective or becomes consummated, the proposed transaction will be reviewed and approved by the Board or, pursuant to authority delegated by the Board, by (i) the Chair of the Governance Committee, if the aggregate amount involved is expected to be less than $200,000; or (ii) the Governance Committee, if the aggregate amount involved is expected to be less than $500,000. If a potential related person transaction is entered into without prior approval pursuant to this policy, the Governance Committee will review and recommend to the Board, and the Board will determine, in its discretion, whether to ratify the transaction.

In addition, during the first quarter of each fiscal year, the Governance Committee and the Board will review any related person transaction that was previously approved and is ongoing to:

- ensure that such transaction has been conducted in accordance with the previous approval;

- ensure that Sysco makes all required disclosures regarding the transaction; and

- determine if Sysco should continue, modify or terminate the transaction.

We will consider a related person transaction approved or ratified if the transaction is authorized by the Chair, the Governance Committee or the Board, as applicable, in accordance with the standards described below, after full disclosure of the related person's interests in the transaction. As appropriate for the circumstances, the Chair, the Governance Committee and/or the Board will review and consider such of the following as it deems necessary or appropriate:

- the related person's interest in the transaction;
- the approximate dollar value of the amount involved in the transaction;
- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;
- whether the transaction was undertaken in Sysco's ordinary course of business;
- whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to Sysco than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to Sysco of, the transaction; and
- any other information regarding the transaction or the related person

in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Chair, the Governance Committee or the Board, as applicable, will review such additional information about the transaction as the applicable reviewer deems relevant in its sole discretion. The applicable reviewer may approve or ratify the transaction only if it determines that, based on its review, the transaction is in, or is not inconsistent with, the best interests of Sysco. The Chair, the Governance Committee or the Board, as applicable, may, in its sole discretion, impose such conditions as it deems appropriate on Sysco or the related person when approving a transaction. If the Board determines not to ratify a related person transaction, we will either rescind or modify the transaction, as the Board directs, as soon as practicable following the failure to ratify the transaction. The Chair will report to the Governance Committee at its next regularly scheduled meeting any action that he or she has taken under the authority delegated pursuant to this policy. If any director has an interest in a related person transaction, he or she is not allowed to participate in any discussion or approval of the transaction, except that the director is required to provide all material information concerning the transaction to the applicable reviewer.

Transactions with Related Persons

In addition to receiving director compensation during fiscal 2021 for his service as an independent director and independent Chairman of the Board from November 2020 to July 2021, Mr. Shirley received compensation from the Company for his service as Executive Chairman from June 2020 to November 2020. See "Director Compensation – Overview of Non-Employee Director Compensation" below for a discussion of Mr. Shirley's compensation as Executive Chairman of the Board.

During the period from May 2020 to October 2020, prior to being appointed as Executive Vice President and Chief Commercial Officer (and an executive officer) of Sysco, Ms. Sansone provided consulting services to Sysco Corporation through her consulting firm, Consultgenics, LLC. During fiscal 2021, Sysco paid fees of approximately $141,000 to Ms. Sansone's firm in exchange for these consulting services.

Risk Oversight

The Board oversees Sysco's enterprise risk management process to ensure the process is consistent with both the short- and long-term goals of the Company. The Board relies on various individuals and committees within management and among our Board members. See "Board of Directors Matters—Election of Directors at 2021 Annual Meeting (Item 1)—Director Qualifications and Board Succession" and "Board of Directors Matters—Board Composition" below for a description of individual director qualifications, including risk management experience.

Through the enterprise risk management process, the Board establishes a mutual understanding with management of the effectiveness of the Company's risk management practices and capabilities and elevates certain key risks for discussion at the Board level. Management identifies, manages, and mitigates enterprise risks, and reports directly to the Audit Committee and the Board on a regular basis with respect to enterprise risk management. As discussed above under "Board Meetings and Committees," the Audit Committee reviews Sysco's process by which management assesses and manages the Company's exposure to enterprise risk. The Audit Committee also makes recommendations to the Board with respect to the process by which members of the Board and relevant committees will be made aware of the Company's significant risks, including recommendations regarding what committee of the Board would be most appropriate to take responsibility for oversight of management with respect to the most material risks faced by the Company. On an annual basis, management reviews with the Board the Board-level enterprise risks identified in the process, such as strategic, operational, financial, external/regulatory and

reputation risks, as well as management's process and resources needed for addressing and mitigating the potential effects of such risks. Sysco's enterprise risk management process includes frequent discussion and prioritization of enterprise-level risk issues by the executive management team, assignment of risk owners responsible for ensuring a risk remains within management's risk tolerance, and tracking and monitoring of risk information.

The Board's committees help oversee the enterprise risk management process within the respective areas of the committees' delegated oversight authority.

- The Audit Committee is primarily responsible for hiring and evaluating our independent registered public accounting firm, reviewing our internal controls, overseeing our internal audit function, overseeing customer credit risk, reviewing contingent liabilities that may be material to the Company and various regulatory and compliance oversight functions.
- The Audit Committee and the Technology Committee, together with the full Board, oversee risks related to cybersecurity and data protection, receiving comprehensive updates from management at least quarterly regarding the Company's business technology and cybersecurity program, including our adherence to the National Institute of Standards and Technology (NIST) Cybersecurity Framework for assessing cybersecurity maturity. Sysco's cybersecurity program is regularly audited by independent third parties, and we provide cybersecurity training to all associates at least annually.

- The CLD Committee is responsible for ensuring that our executive compensation policies and practices do not incentivize excessive or inappropriate risk-taking by employees.
- The Governance Committee monitors risk by ensuring that proper corporate governance standards are maintained, that the Board is consists of qualified directors, and that qualified individuals are chosen as senior officers.
- The CSR Committee, jointly with the full Board, oversees risks related to environmental, social and governance issues.

The Chairman of the Board coordinates the flow of information regarding enterprise risk oversight from each respective committee to the independent directors and participates in the review of the agenda for each Board and committee meeting. As the areas of oversight among committees sometimes overlap, committees may hold joint meetings when appropriate and address certain enterprise risk oversight issues at the full Board level. The Board considers enterprise risk in evaluating the Company's strategy, including specific strategic and emerging risks. The Board also monitors any specific enterprise risks for which it has chosen to retain oversight rather than delegating oversight to one of its committees, such as risks related to competitive threats, senior leadership succession planning, and business continuity.

Corporate Social Responsibility

The Board, through its CSR Committee, oversees the Company's development and implementation of Sysco's CSR strategy, including its progress toward the 2025 CSR goals established in 2018. Sysco's CSR priorities and initiatives are anchored in three pillars — People, Products and Planet. We are committed to caring for people, sourcing products responsibly and respecting the planet. We will cultivate new channels, new segments, and new capabilities while being stewards of our company and our planet. For further discussion of Sysco's CSR strategy and 2025 CSR Goals, see our website at *www.sysco.com* in the About section under "Corporate Social Responsibility."

Code of Conduct

Our Global Code of Conduct (the "Code") is guided by our values and expectations which we believe are important to delivering exceptional service with the highest degree of integrity. We require all of our directors, officers and associates, including our principal executive officer, principal financial officer, principal accounting officer and controller, to understand and abide by the Code, as it represents our commitment to continuously deliver excellence with integrity by conducting our business in accordance with the highest standards of moral and ethical behavior in accordance with our values: Integrity, Excellence, Teamwork, Inclusiveness, Responsibility.

Our Global Code of Conduct addresses the following, among other topics:

- fraud;
- anti-corruption and anti-bribery;
- export/import laws and trade sanctions;
- human rights;
- diversity and inclusion;
- workplace safety;
- antitrust;

- competition and fair dealing;
- professional conduct, including customer relationships, equal opportunity, payment of gratuities and receipt of payments or gifts;
- political contributions;
- conflicts of interest;
- insider trading;
- financial disclosure;
- intellectual property; and
- confidential information.

Our Code, which is reviewed annually by our Governance Committee, requires strict adherence to all laws and regulations applicable to our business and requires employees to report any violations or suspected violations of the Code. We have published the Code on our website in the Overview section under "Investors—Corporate Governance" at www.sysco.com. We intend to disclose any future amendments to or waivers of our Code on our website at www.sysco.com under the heading "Investors—Corporate Governance."

Reporting a Concern or Violation

Our Code explains that there are multiple channels for an employee to report a concern, including to an associate's manager, a human resource professional, our Legal or Ethics and Compliance department, or to the Sysco Ethics Line. Our Ethics Line is available 24 hours a day, seven days a week, 365 days a year, worldwide, to receive calls or web submissions from anyone wishing to report a concern or complaint, anonymous or otherwise. Our Ethics Line contact information can be found on our website at *www.sysco.com* under the heading "About Sysco – The Sysco Story – Sysco Global Code of Conduct."

Any report to any one of our multiple channels for reporting concerns that raises a concern or allegation of impropriety relating to our accounting, internal controls or other financial or audit matters is immediately forwarded to our Senior Vice President, Legal, General Counsel and Corporate Secretary, who is then responsible for reporting such matters to the Chair of our Audit Committee. All such matters are investigated and responded to in accordance with the procedures established by the Audit Committee to ensure compliance with the Sarbanes-Oxley Act of 2002.

Compensation Consultants

The CLD Committee has retained Semler Brossy Consulting Group, LLC ("Semler Brossy") as its executive compensation consultant. Retained by and reporting directly to the Committee, Semler Brossy provides the CLD Committee with assistance in evaluating Sysco's executive compensation programs and policies, and, where appropriate, assists with the redesign and enhancement of elements of the programs

Semler Brossy also advised the Governance Committee with respect to non-employee director compensation. At the Governance Committee's request, Semler Brossy provided data regarding the amounts and types of compensation paid to non-employee directors at the companies in Sysco's peer group, and also identified trends in director compensation. All decisions regarding non-employee director compensation are recommended

by the Governance Committee and approved by the Board. In addition to providing background information and written materials, Semler Brossy representatives attended meetings at which the committee Chairmen believed that their expertise would be beneficial to the committees' discussions. For additional information regarding Semler Brossy and the scope of its assignments with regard to fiscal 2021 and 2022 executive compensation, see "Compensation Discussion and Analysis—How Executive Pay is Established—Committee Oversight."

For a discussion of the role of the CEO and other executive officers in determining or recommending NEO compensation, see "Compensation Discussion and Analysis—How Executive Pay is Established—Role of CEO and/or Other Executive Officers in Determining NEO Compensation."

BOARD OF DIRECTORS MATTERS

Election of Directors at 2021 Annual Meeting (Item 1)

Current Members of Our Board of Directors and Board Nominees

	Name	Age	Director since	Experience	Independent	Committee Memberships[1]	Other Public Company Boards
	Daniel J. Brutto	65	September 2016	Former President, UPS International and Senior Vice President, United Parcel Service, Inc.	Yes	CGN CSR* Executive	• Illinois Tool Works Inc.
	John M. Cassaday	68	November 2004	Former President, CEO and director of Corus Entertainment Inc.	Yes	CLD* CGN Executive	• Manulife Financial Corporation • Sleep Country Canada Holdings Inc.
	Larry C. Glasscock	73	September 2010	Former Chairman of the Board of Directors, CEO and President of WellPoint, Inc.	Yes	CLD CGN* Executive	• Simon Property Group, Inc.
	Bradley M. Halverson	61	September 2016	Former Group President, Financial Products and Corporate Services and Chief Financial Officer of Caterpillar Inc.	Yes	Audit* CLD Executive	• Lear Corporation
	John M. Hinshaw	51	April 2018	GMD Chief Operating Officer, HSBC Group Management Services, Ltd.	Yes	Audit CLD Tech	
	Kevin P. Hourican	48	February 2020	President and Chief Executive Officer, Sysco Corporation	No	Executive	
	Hans-Joachim Koerber	75	January 2008	Former chairman and CEO of METRO Group (Germany)	Yes	Audit CSR	• Eurocash SA
	Stephanie A. Lundquist	45	November 2019	Former President, Food and Beverage of Target Corporation	Yes	CLD CSR Tech	
	Edward D. Shirley[2]	64	September 2016	Chairman of the Board, Sysco Corporation	Yes	CGN CSR Executive*	
	Sheila G. Talton	68	September 2017	President and Chief Executive Officer of Gray Matter Analytics	Yes	CGN CSR Tech*	• Deere & Company • OGE Energy Corp.

(1) *Full committee names are as follows:*
    Audit – Audit Committee
    CLD – Compensation and Leadership Development Committee
    CGN – Corporate Governance and Nominating Committee
    CSR – Corporate Social Responsibility Committee
    Executive – Executive Committee
    Tech – Technology Committee
(2) *Mr. Shirley currently serves as the independent Chairman of the Board. For more details, see page 17.*
* *Denotes committee chairperson*

Election Process

The Company's bylaws provide for majority voting in uncontested director elections. Majority voting means that directors are elected by a majority of the votes cast—that is, the number of shares voted "for" a director must exceed the number of shares voted "against" that director. Any incumbent director who is not re-elected in an election in which majority voting applies shall tender his or her resignation promptly following certification of the stockholders' vote. The Governance Committee will consider the tendered resignation and recommend to the Board whether to accept or reject the resignation offer, or whether other action should be taken. The director who tenders his or her resignation may not participate in the recommendation

of the Governance Committee or the decision of the Board with respect to his or her resignation. The Board must act on the recommendation within 120 days following certification of the stockholders' vote and will promptly disclose its decision regarding whether to accept the director's resignation offer. In contested elections, where there are more nominees than seats on the Board as of the record date of the meeting at which the election will take place, directors are elected by a plurality vote. This means that the nominees who receive the most votes of all the votes cast for directors will be elected.

Nomination Process

The Governance Committee is responsible for identifying and evaluating candidates for election to Sysco's Board of Directors.

Director Candidates Identified by the Board and Management

In identifying candidates for election to the Board, the Governance Committee will determine which of the incumbent directors has an interest in being nominated for re-election at the next meeting of stockholders. The Governance Committee will also identify and evaluate new candidates for election to the Board for the purpose of filling vacancies. The Governance Committee will solicit recommendations for nominees from persons

that the Governance Committee believes are likely to be familiar with qualified candidates, including current members of the Board and Sysco's management. The Governance Committee may also determine to engage a professional search firm to assist in identifying qualified candidates. When such a search firm is engaged, the Governance Committee will set its fees and scope of engagement.

Director Candidates Recommended by Stockholders

The Governance Committee will also consider candidates recommended by stockholders. The Governance Committee will evaluate such recommendations using the same criteria that it uses to evaluate other director candidates. Stockholders can recommend candidates for consideration by the Governance Committee by writing to the Corporate Secretary, 1390 Enclave Parkway, Houston, Texas 77077, and including the following information:

- the name and address of the stockholder;
- the name and address of the person to be nominated;
- a representation that the stockholder is a holder of the Sysco stock entitled to vote at the meeting to which the director recommendation relates;
- a statement in support of the stockholder's recommendation, including a description of the candidate's qualifications;
- information regarding the candidate as would be required to be included in a proxy statement filed in accordance with the rules of the SEC; and
- the candidate's written, signed consent to serve if elected.

The Governance Committee will consider, in advance of Sysco's next annual meeting of stockholders, those director candidate recommendations that the Governance Committee receives by May 2, 2022.

In addition, if we receive by June 8, 2022, a recommendation of a director candidate from one or more stockholders who have beneficially owned at least 5% of our outstanding Common Stock for at least one year as of the date the stockholder makes the recommendation, then we will disclose in our next proxy materials relating to the election of directors the identity of the candidate, the identity of the nominating stockholder(s) and whether the Governance Committee determined to nominate such candidate for election to the Board. However, we will not provide this disclosure without first obtaining written consent of such disclosure from both the nominating stockholder and the candidate it is planning to recommend. The Governance Committee will maintain appropriate records regarding its process of identifying and evaluating candidates for election to the Board. The Governance Committee has not received any recommendations for director nominees for election at the Annual Meeting from any Sysco stockholders beneficially owning more than 5% of Sysco's outstanding Common Stock.

Proxy Access Director Candidates

Our "proxy access" bylaw provisions permit an eligible stockholder (or a group of up to 20 eligible stockholders), who have continuously owned for a period of three years at least 3% of the aggregate of our outstanding Common Stock, to nominate a number of director nominees equal to 20% (rounded down) of the total number of directors constituting our Board (provided that, if the total number of directors is less than 10, an

eligible stockholder or group may nominate up to two persons), which nominees will be included in our proxy statement for the relevant annual stockholders meeting if the nominating stockholder(s) and the respective nominee(s) comply with all applicable eligibility, procedural and disclosure requirements set forth in our bylaws.

Evaluation of Director Candidates

In evaluating all incumbent and new director candidates that the Governance Committee determines merit consideration, the Governance Committee will:

- cause to be assembled information concerning the background and qualifications of the candidate, including information required to be disclosed in a proxy statement under the rules of the SEC or any other regulatory agency or exchange or trading system on which Sysco's securities are listed, and any relationship between the candidate and the person or persons recommending the candidate;

- determine if the candidate demonstrates the characteristics described below, including the highest personal and professional ethics, integrity and values;

- consider the candidate's skills, experience and qualifications in the context of the composition of the Board as a whole and the Company's strategic priorities (see "— Director Qualifications and Board Succession" below for a discussion of the key qualifications that the Governance Committee considers in evaluating candidates);

- consider the absence or presence of material relationships with Sysco that might impact independence;

- consider the contribution that the candidate can be expected to make to the overall functioning of the Board;

- consider the candidate's capacity to be an effective director in light of the time required by the candidate's primary occupation and service on other boards;

- consider the extent to which the membership of the candidate on the Board will promote diversity among the directors; and

- consider, with respect to an incumbent director, whether the director satisfactorily performed his or her duties as a director during the preceding term, including attendance and participation at Board and committee meetings, and other contributions as a director.

In its discretion, the Governance Committee may designate one or more of its members, or the entire Governance Committee, to interview any proposed candidate. Based on all available information and relevant considerations, the Governance Committee will recommend to the full Board for nomination those candidates who, in the judgment of the Governance Committee, are most appropriate for membership on the Board based on each candidate's characteristics, skills and qualifications.

Diversity

As a matter of practice, the Board looks for diversity in nominees such that the individuals possess enhanced perspective and experience through diversity in race, gender, ethnicity, cultural background, age, geographic origin, education, and professional and life experiences. Because we value gender and racial diversity among our Board members, two of our Board nominees are women, including one African American, and two of our Board nominees are from outside the United States.

Director Qualifications and Board Succession

Our Corporate Governance Guidelines provide that the Governance Committee is responsible for reviewing with the Board, on an annual basis, the requisite characteristics, skills and qualifications that directors and director candidates should possess individually and in the broader context of the Board's overall composition and the Company's business and structure. This review includes consideration of diversity, skills, experience, time available and the number of other boards for which the individual serves as a director, and such other criteria as the Governance Committee determines to be relevant at the time. The Governance Committee is responsible for developing a succession plan for the Board and making recommendations to the Board regarding director succession.

Key Characteristics of All Nominees

Each director nominee should demonstrate and possess all of the following characteristics:

- **Integrity and Accountability:** Directors must have demonstrated high ethical standards and integrity in their personal and professional dealings, and must be willing to act on – and remain accountable for – their boardroom decisions.

- **Intelligence, Wisdom and Judgment:** Directors must be able to provide wise, thoughtful counsel on a broad range of issues and possess high intelligence, practical wisdom and mature judgment.

- **Financial Literacy:** Directors must be financially literate and capable of understanding a balance sheet, an income statement and a cash flow statement, and capable of using financial ratios and other indices to evaluate a company's financial performance.

- **Teamwork:** Directors must possess a willingness to challenge management and other directors while working collaboratively as part of a team in an environment that encourages open, candid discussion.

- **Diversity:** A director's membership on the Board must promote diversity among the directors, including diversity of experience, views, gender, race, ethnicity and age.

- **High Performance Standards:** Directors must have achieved prominence in their respective business, governmental, or professional activities, including a history of achievements reflecting high standards of performance.

- **Representing Stockholder Interests:** Directors must have demonstrated their willingness and ability to effectively, consistently and appropriately represent the best interests of the Company's stockholders.

- **Commitment:** Directors must have the ability and willingness, in light of their principal occupation and other board service, to commit the time and energy necessary to be fully prepared for, and to participate in, meetings and consultations on Company matters.

- **Conflicts:** Directors must not have an interest in any agreement, arrangement or understanding with any person or entity that might limit or interfere with their ability to comply with their fiduciary duties to the Company and its stockholders.

- **Company Policies:** Directors must recognize and affirm their obligation to comply with the Company's Global Code of Conduct, Corporate Governance Guidelines and other policies and guidelines of the Company applicable to them.

Director Qualifications

The Board, as recommended by the Governance Committee, has determined that the director nominees possess the director qualifications indicated in the table below, which the Board has endorsed as the qualifications most significant for the Board to possess, collectively, to guide management in the achievement of the Company's strategic priorities.

- **Accounting/Audit/ Financial Reporting:** An understanding of accounting, audit and financial reporting processes is important for our directors to establish appropriate financial performance objectives for the Company and senior management in the context of Sysco's strategic priorities, and to evaluate financial performance as compared to those objectives.

- **Business Operations:** Directors who have served in leadership positions with responsibility for managing or overseeing the operations of a company or business unit gain extensive experience in maximizing productivity and efficiency while managing expenses, which is valuable to Sysco's operating plan and strategy. In particular, such directors can provide guidance and oversight to management in connection with its efforts to reduce administrative costs and leverage supply chain costs.

- **Distribution/ Supply Chain:** Directors who have experience in distribution logistics and supply chain management, including experience in the design, planning, execution, control and monitoring of supply chain activities, are capable of providing guidance and oversight to management in connection with its efforts to maximize the efficiencies and reduce the costs associated with Sysco's acquisition of products and services from suppliers.

- **Executive Leadership/ Management:** Experience as a senior executive in a large and complex public, private, government or academic organization enables a director to better oversee the management of the Company. Such individuals also bring perspective in analyzing, shaping and overseeing the execution of important operational and policy issues at a senior level, and tend to demonstrate a practical understanding of organizations, strategy, risk management and methods to drive change and growth. Finally, directors with experience in significant leadership positions generally possess the ability to identify and develop leadership qualities in others, including members of our management team.

- **Finance:** Directors with an understanding of financial markets and financing and funding operations can provide valuable advice and insights to the Board with respect to the establishment of a successful capital strategy for the Company and the evaluation of proposed capital transactions in light of that strategy.

- **Foodservice Industry Experience:** Experience serving as an executive, director or in another leadership position with a company in the foodservice industry enables a director to oversee more effectively our operations and to provide advice and guidance on issues impacting our business. In addition, as the foodservice market continues to mature, directors with industry experience can provide valuable insights as we focus on ways in which Sysco can grow organically by identifying and developing new markets.

- **HR/Human Capital Management/Large Workforce:** Directors with human resources experience can offer guidance on Sysco's talent management strategy, particularly in connection with recruiting, assessing, incentivizing and rewarding corporate executives and other senior leadership.

- **International/Global:** Sysco continues to pursue opportunities to grow our global capabilities in, and source products directly from, international markets. We benefit from the experience and insight of directors with a global business perspective, as we identify the best strategic manner in which to continue to expand our operations outside of North America. As Sysco's reach becomes increasingly global, directors with international business experience can assist us in navigating the business, political, and regulatory environments in countries in which Sysco does, or seeks to do, business.

- **M&A/Integration:** Sysco continues to pursue opportunities to expand our business through acquisitions. Directors with a background in managing significant acquisitions or other business combinations can provide valuable guidance on how to develop and implement strategies for growing our business. Relevant experience includes assessing "build or buy" decisions, analyzing the "fit" of a proposed acquisition target with a company's strategy and culture, accurately valuing transactions and evaluating operational integration plans.

- **Marketing/Sales/ Merchandising:** Experience with marketing, brand management and/or consumer sales.

- **Public Company Board Service:** Directors who have served on other public company boards can offer advice and insights with regard to the dynamics and operation of the Board, board practices of other public companies and the relationship between the Board and the management team. Most public company directors also have corporate governance experience to support our goals of Board and management accountability, greater transparency, legal and regulatory compliance and the protection of stockholder interests. Many of our directors currently serve, or have previously served, on the boards of directors of other public companies and served in leadership positions on those boards.

- **Risk Oversight/ Management:** The Board oversees management's efforts to understand and evaluate the types of risks facing Sysco and its business, evaluate the magnitude of the exposure, and enhance risk management practices. Directors with risk management experience can provide valuable insights as Sysco seeks to strike an appropriate balance between enhancing profits and managing risk.

- **Strategy Development:** Directors who have served as a senior executive for large and complex public, private, governmental or academic organizations with responsibility for strategic planning and development are particularly well suited to advise and oversee management in establishing and executing the Company's key strategic initiatives, as well as in evaluating the success of those initiatives.

- **Sustainability/ESG:** Experience with sustainability and/or corporate social responsibility issues and related efforts of a large and complex public, private, governmental or academic organization to address such issues.

- **Digital Technology/ Cybersecurity:** We use technology in substantially all aspects of our business operations, and we are continuing to implement business technology initiatives in furtherance of our strategic priorities. Directors with experience in technology and e-commerce, including current knowledge of digital technology/new innovations and related issues, such as cyber-security, privacy and data management, are well suited to oversee management's execution of our business technology initiatives.

Director Qualifications	Mr. Brutto	Mr. Cassaday	Mr. Glasscock	Mr. Halverson	Mr. Hinshaw	Mr. Hourican	Dr. Koerber	Ms. Lundquist	Mr. Shirley	Ms. Talton
Accounting/Audit/Financial Reporting	✔	✔	✔	✔	✔		✔		✔	
Business Operations	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Distribution/Supply Chain	✔				✔	✔	✔	✔	✔	
Executive Leadership/Management	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Finance	✔	✔	✔	✔	✔				✔	✔
Foodservice Industry Experience		✔				✔	✔	✔		
HR/Human Capital Management/Large Workforce	✔	✔	✔	✔	✔	✔		✔	✔	✔
International/Global	✔	✔	✔	✔	✔		✔	✔	✔	✔
M&A/Integration	✔	✔	✔	✔	✔	✔	✔	✔	✔	
Marketing/Sales/Merchandising	✔	✔	✔		✔	✔	✔	✔	✔	
Public Company Board Service	✔	✔	✔	✔	✔		✔		✔	✔
Risk Oversight/Management	✔	✔	✔	✔		✔	✔	✔	✔	✔
Strategy Development	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Sustainability/ESG	✔				✔			✔		
Digital Technology/Cybersecurity					✔	✔				✔

In selecting the director nominees, the Governance Committee and the Board reviewed each of the incumbent directors in light of these qualifications and the Company's strategic priorities, and each concluded that each of the nominees contributed significantly to the Board's collective portfolio of requisite skills, characteristics and qualifications and to the Board's overall composition. The Governance Committee and the Board expect to again review and validate the qualification criteria in fiscal 2022 and to continue to utilize these qualification criteria in connection with their future Board refreshment efforts to identify additional candidates for Board service.

The priorities and emphasis of the Governance Committee and of the Board with regard to these qualifications will change from time to time as the Company's strategic priorities and the composition of the Board evolve. Included in the individual biographies below is a discussion of the most significant aspects of each director's background that strengthen the Board's collective qualifications, skills and experience and that the Governance Committee and the Board considered in reaching their conclusion that he or she should continue to serve as a director of Sysco.

Nominees for Election as Directors at the 2021 Annual Meeting

The Board of Directors has nominated the following ten persons for election as directors to serve for one-year terms or until their successors are elected and qualified:

Daniel J. Brutto	Kevin P. Hourican
John M. Cassaday	Hans-Joachim Koerber
Larry C. Glasscock	Stephanie A. Lundquist
Bradley M. Halverson	Edward D. Shirley
John M. Hinshaw	Sheila G. Talton

Each of the nominees is currently serving as a director of Sysco and has consented to serve if elected. Although management does not contemplate the possibility, if any nominee is not a candidate or is unable to serve as a director at the time of the election, the proxies will vote for any nominee whom the present Board designates to fill the vacancy.

The Board believes that the combination of the various qualifications, skills and experiences of the nominees for election as directors at the Annual Meeting will contribute to an effective and well-functioning Board. Set forth below is biographical information for each of the nominees for election as a director at the Annual Meeting. Unless otherwise noted, the persons named below have been engaged in the principal occupations shown for the past five years or longer. In addition to the information described below, many of our directors serve as trustees, directors or officers of various non-profit, educational, charitable and philanthropic organizations.

Required Vote

The Board of Directors unanimously recommends a vote "FOR" each of the nominees listed above.

Board Composition

Nominees for Election as Directors at the Annual Meeting:

DANIEL J. BRUTTO



Age 65

Director since: September 2016

Key Director Qualifications:

Mr. Brutto earned a Bachelor of Business Administration in Accounting degree from Loyola University in 1978, followed by a Master of Business Administration degree from Keller Graduate School of Management in 1982. Mr. Brutto served as President of UPS International and Senior Vice President of United Parcel Service, Inc. ("UPS"), a global package delivery, supply chain management and freight forwarding company, from January 2008 until his retirement in June 2013. Previously, he served as President, Global Freight Forwarding, for UPS from 2006 to 2007, and corporate controller from 2004 to 2006. Mr. Brutto's more than 38-year career at UPS, during which he served in various capacities with increasing levels of responsibility, provided him with extensive experience in the following areas: executive leadership/management, strategy development, business operations, finance, information systems, mergers & acquisitions, marketing and international/global. He also has public company board experience, having served as a director of Illinois Tool Works Inc. since February 2012. Additionally, Mr. Brutto served as Executive Chairman of Radial, Inc. from 2016 to 2017, a privately held global fulfillment, customer care and technology company, and he also served on the board of UNICEF from 2009 until 2020. In the past, he has served on the board of the US-China Business Council, the Guangdong Economic Council, and the Turkey Economic Advisory Council. He was also a delegate to the World Economic Forum, Davos, Switzerland, from 2009 to 2013.

Committees:
- Corporate Governance & Nominating Committee
- Corporate Social Responsibility Committee (Chair)
- Executive Committee

Primary Occupation:
- Mr. Brutto served as President of UPS International and Senior Vice President of United Parcel Service, Inc. from January 2008 until his retirement in June 2013.

Other Boards:
- Mr. Brutto has served as a director of Illinois Tool Works Inc. since February 2012.

JOHN M. CASSADAY



Age 68

Director since: November 2004

Key Director Qualifications:

Mr. Cassaday earned a Bachelor of Arts degree from the University of Western Ontario and a Master of Business Administration Degree with honors from the University of Toronto's Rotman School of Management. Prior to his more than 15 years of service as President and Chief Executive Officer of Corus Entertainment Inc., a Canadian leader in radio and cable television, Mr. Cassaday served as President and CEO of CTV Television Network Ltd. Mr. Cassaday's career prior to broadcasting included executive positions in a number of leading packaged goods companies, including RJR-Macdonald, Inc., General Foods Corporation and Campbell Soup Company, where he gained food processing and food safety experience while advancing through positions in sales, marketing, and strategic planning in Canada, the United States, and the United Kingdom. His career at Campbell's culminated in service as President of Campbell Soup Company's operations in Canada and then the United Kingdom. Mr. Cassaday gained additional foodservice experience through his service as a director of Loblaw Companies Limited, Canada's largest food retailer, and of J.M. Schnieder, a meat processing company. This background has provided Mr. Cassaday with extensive experience and knowledge in the areas of leadership, corporate strategy and development, the foodservice industry, distribution and supply chains, marketing, international operations, accounting, finance and financial reporting. In addition, Mr. Cassaday's service on the Board of Directors of Manulife Financial Corporation has provided a greater understanding of risk management and global compensation considerations. Mr. Cassaday has received many business, industry and charitable honors, including designation as the most distinguished alumnus of the University of Toronto's Rotman School of Management in 1998, receipt of the Gold Medal from the Association of Canadian Advertisers in 2004 (which recognizes individuals who have made an outstanding contribution to the advancement of marketing communications in Canada), induction in the Marketing Hall of Legends of Canada in 2006 and induction into the Canadian Broadcast and Music Hall of Fame in 2015. In 2013, Mr. Cassaday was inducted into the Order of Canada, Canada's highest civilian honor. In 2017, Mr. Cassaday was presented with a degree of Director of Laws, honoris causa from the University of Toronto and was recently awarded the 2019 ICD Fellowship Award, the highest distinction for Corporate Directors in Canada.

Committees:
- Compensation and Leadership Development Committee (Chair)
- Corporate Governance and Nominating Committee
- Executive Committee

Primary Occupation:
- Mr. Cassaday served as President and Chief Executive Officer of Corus Entertainment Inc. from September 1999 until his retirement in March 2015.

Other Boards:
- Mr. Cassaday is a director of Manulife Financial Corporation, where he is currently the chairman of the board, and Sleep Country Canada Holdings Inc. and a director of one privately held company: Irving Oil Limited.

LARRY C. GLASSCOCK



Age 73
Director since:
September 2010

Key Director Qualifications:
Mr. Glasscock attended Cleveland State University, where he received a bachelor's degree in business administration. He later studied at the School of International Banking, participated in the American Bankers Association Conference of Executive Officers, and completed the Commercial Bank Management Program at Columbia University. Mr. Glasscock has developed significant leadership and corporate strategy expertise through over 30 years of business experience, including former service as Chairman of WellPoint, Inc. (now Anthem, Inc.), a healthcare insurance company, from 2005 to March 2010, President and CEO of WellPoint, Inc. from 2004 to 2007, Chairman, President and CEO of Anthem, Inc. from 2003 to 2004, and President and CEO of Anthem, Inc. from 2001 to 2003, as well as his service as COO of CareFirst, Inc., President and CEO of Group Hospitalization and Medical Services, Inc., President and COO of First American Bank, N.A., and President and CEO of Essex Holdings, Inc. During his tenure at WellPoint, Inc. (now Anthem, Inc.), he played a major role in transforming the company from a regional health insurer into a national healthcare leader and championed company efforts to improve quality and customer service. Throughout his career, Mr. Glasscock has developed expertise in the successful completion and integration of mergers and team building and human capital development. His knowledge and experience in team building and human capital development are also extremely valuable to Sysco, as management development and succession planning remain top priorities of executive management and the Board. Mr. Glasscock also has considerable financial experience, as he has supervised the chief financial officers of major corporations. Earlier in his career he served as a bank officer lending to major corporations and supervised assessments of companies' creditworthiness. Mr. Glasscock also has significant experience as a public company director and as a member of various committees related to important board functions, including audit, finance, governance and compensation. Mr. Glasscock was recognized by The National Association of Corporate Directors in 2019 as among the most influential people in the boardroom community.

Committees:
- Corporate Governance and Nominating Committee (Chair)
- Compensation and Leadership Development Committee
- Executive Committee

Primary Occupation:
- In March 2010, Mr. Glasscock retired from his position as Chairman of the Board of Directors of WellPoint, Inc. (now Anthem, Inc.) after serving in the role since November 2005.

Other Boards:
- Mr. Glasscock has served as a director of Simon Property Group, Inc. since March 2010, where he is currently the lead independent director, and served as a director from August 2001 until May 2021 and non-executive Chairman of the Board from May 2013 until May 2021 of Zimmer Biomet Holdings, Inc.

BRADLEY M. HALVERSON



Age 61
Lead Director since:
January 2020

Key Director Qualifications:
Mr. Halverson attended the University of Illinois, where he received a Bachelor of Science degree in Accounting in 1982 and an Executive Master of Business Administration degree in 1996. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Halverson served as Group President, Financial Products and Corporate Services and Chief Financial Officer of Caterpillar Inc. ("Caterpillar"), the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel - electric locomotives until his retirement in May 2018. He was responsible for Caterpillar's Finance Services Division, Human Services Division, Global Information Services Division, Financial Products Division, as well as Corporate Auditing. He joined Caterpillar in 1988, serving in budgeting, forecasting and financial analysis roles of increasing responsibility. In 1993, Mr. Halverson moved to Geneva, Switzerland, to become a strategy and planning consultant with Caterpillar Overseas, S.A. He went on to become controller in Europe, responsible for Caterpillar's financial reporting in Europe, Africa and the Middle East, returning to the U.S. in 1996 to manage general accounting and financial systeMs. From 1998 until 2012, Mr. Halverson served in various leadership roles at Caterpillar, including Corporate Controller (2007-2010) and Vice President, Financial Services Division (2010-2012). During the course of his nearly 30 year career with Caterpillar, together with his prior service with PricewaterhouseCoopers LLP, Mr. Halverson has developed deep expertise in accounting, financial reporting and corporate finance, and has leadership experience in the areas of executive leadership and management, corporate strategy development, mergers and acquisitions, risk management, information technology systems oversight and international business. Mr. Halverson serves on the OSF St. Francis Medical Center Community Foundation Board and is Immediate Past Chairman of the Easter Seals Central Illinois Board of Directors and Treasurer of the Easter Seals of Central Illinois Board of Trustees. He was a board member of Custom Truck One source, a privately held company, and is a past member of the Executive Committee of the U.S. Chamber of Commerce.

Committees:
- Audit Committee (Chair)
- Compensation and Leadership Development Committee
- Executive Committee

Primary Occupation:
- Mr. Halverson served as the Group President, Financial Products and Corporate Services and Chief Financial Officer of Caterpillar from January 2013 to May 2018.

Other Boards:
- Mr. Halverson has served as a director of Lear Corporation since June 2020.

JOHN M. HINSHAW



Age 51
Director since:
April 2018

Key Director Qualifications:

Mr. Hinshaw attended James Madison University where he earned a B.B.A. in Computer Information Systems and Decision Support Sciences in 1992. Mr. Hinshaw serves as Group Chief Operating Officer of HSBC Group Management Services, Ltd. Previously, Mr. Hinshaw served as the Executive Vice President, Technology and Operations, of Hewlett Packard Company (an industry leading technology company) from November 2011 to November 2015, at which time he joined Hewlett Packard Enterprise Company (spun-off from Hewlett Packard) as the Executive Vice President, Technology and Operations and Chief Customer Officer, serving in such capacity until October 2016. Prior to joining Hewlett-Packard Company, Mr. Hinshaw served as Vice President and General Manager for Boeing Information Solutions at The Boeing Company (one of the world's major aerospace firms) from 2010 to 2011. Before that, he served as Boeing's Chief Information Officer from 2007 to 2010, leading Boeing's companywide corporate initiative on information management and information security. Mr. Hinshaw also spent 14 years at Verizon Communications (one of the world's leading providers of communications, information and entertainment products and services) where, among several senior roles of increasing responsibility, he served as Senior Vice President and Chief Information Officer of Verizon Wireless, overseeing the IT function of the wireless carrier. Mr. Hinshaw's service in these leadership roles with significant public companies in a variety of different industries deeply rooted in technology provided him experience in the operations of large, complex organizations and expertise in both information technology and management, enabling him to effectively oversee Sysco management, especially with regard to the execution of business technology initiatives. Mr. Hinshaw also gained extensive public company board experience in enterprise risk management and information technology through his service as a member of the board of directors of The Bank of New York Mellon Corporation from September 2014 to December 2019. Mr. Hinshaw was also a board member of DocuSign, Inc. (a provider of electronic signature transaction management) from December 2014 to May 2020. Mr. Hinshaw is currently a member of the board of directors of Illumio, Inc. (a cyber security company) and is also the Proprietor of Blackbird Vineyards LLC (a wine company).

Committee:
- Audit Committee
- Compensation and Leadership Development Committee
- Technology Committee

Primary Occupation:
- Mr. Hinshaw has served as GMD Chief Operating Officer of HSBC Group Management Services Ltd. since February 2020.

Other Boards:
- In the last five years, Mr. Hinshaw served as a director of The Bank of New York Mellon Corporation and DocuSign, Inc.

KEVIN P. HOURICAN



Age 48
Director since:
February 2020

Key Director Qualifications:

Mr. Hourican earned an undergraduate degree in economics and a master's degree in supply chain management from The Pennsylvania State University. He has served as Sysco's President and Chief Executive Officer and as a member of the Board of Directors since February 1, 2020. Kevin is leading Sysco's large-scale, customer-focused and growth-related transformation, aimed at further improving the way Sysco supports its customers and accelerating profitable sales growth. During an unprecedented year such as 2020, Sysco is not just successfully managing the pandemic crisis, the Company under Mr. Hourican's leadership is leveraging it as an opportunity to fuel transformation and growth. Prior to Sysco, he served as Executive Vice President of CVS Health Corporation, a premier health innovation company, and President of CVS Pharmacy from April 2018 to January 2020, overseeing CVS Health's $85 billion retail business, including 9,900 retail stores and over 200,000 employees, as well as merchandising, marketing, supply chain, real estate, front store operations, pharmacy growth, pharmacy clinical care and pharmacy operations. He previously held the roles of Executive Vice President, Retail Pharmacy and Supply Chain from June 2016 to March 2018, CVS Health's pharmacy operations, professional services and retail pharmacy product innovation and development functions, as well as the company's supply chain organization, and Senior Vice President, Field Operations and Supply Chain of CVS Pharmacy from June 2014 to May 2016. Prior to joining CVS Health, Mr. Hourican held executive leadership roles at Macy's, most recently serving as Senior Vice President, Regional Director of Stores, responsible for the management of 110 department stores in the Mid-Atlantic region. Through these various operations and management positions within CVS and Macy's, Mr. Hourican has acquired extensive experience and knowledge in the areas of executive leadership and management, corporate strategy development, distribution and supply chain management, merchandising and marketing. Further, the Corporate Governance and Nominating Committee and the Board believe that it is appropriate and beneficial to Sysco to have its Chief Executive Officer serve as management's voice on the Board.

Committee:
- Executive Committee

Primary Occupation:
- Mr. Hourican has served as Sysco's President and Chief Executive Officer since February 2020.

HANS-JOACHIM KOERBER



Age 75
Director since:
January 2008

Key Director Qualifications:

Dr. Koerber earned a degree as a Master Brewer in Brewing Technology and a Ph.D. in Business Management from the Technical University of Berlin. Dr. Koerber began his career in the beverage industry, including management positions in which he was responsible for finance and accounting, information technology, purchasing and personnel. He first became involved with the company that would eventually become METRO AG when he joined the predecessor company's cash-and-carry, self-service wholesale company in charge of finance and accounting, controlling, logistics and information technology. His responsibilities continued to expand to include international cash-and-carry activities in six countries. When METRO AG was formed in 1996, Dr. Koerber became part of the METRO management board. His responsibilities included corporate development, corporate communications and investor relations and he became chairman and chief executive officer in 1999. Dr. Koerber introduced a new management style, streamlined the company to focus on four of the original 16 business divisions in order to remain competitive and achieve profitability, adopted international accounting standards and rapidly developed METRO's international presence, including hands-on experience in expanding METRO into Eastern Europe and Asia, including China and India. These efforts helped make METRO Germany's largest retailer, operating wholesale cash & carry stores, supermarkets, hypermarkets, department stores and consumer electronics shops throughout the world. Throughout his career, Dr. Koerber developed experience and qualifications in the areas of leadership, corporate strategy and development, the foodservice industry, distribution and supply chains, marketing and risk management. Dr. Koerber's insights on running and expanding a foodservice business with international operations have been, and will continue to be, particularly helpful to Sysco. Dr. Koerber's career at METRO AG, combined with his 10 years of service on the Board of Skandinaviska Enskilda Banken AB (the parent company of the SEB Group, a North European banking concern catering to corporations, institutions, and private individuals) and the Board of Directors of several other international companies, has provided him with financial expertise, particularly with regard to international financial accounting standards. His service on the Board of Air Berlin PLC (Germany's second largest airline) has deepened his experience in marketing.

Committees:
- Audit Committee
- Corporate Social Responsibility Committee

Primary Occupation:
- Dr. Koerber served as the chairman and chief executive officer of METRO Group from 1999 until his retirement in October 2007.

Other Boards:
- Dr. Koerber has served as a director of Eurocash SA since May 2013; he also serves as a director of several private European companies, including Klüh Service management GmbH, WEPA Industrieholding SE and DAW SE.

STEPHANIE A. LUNDQUIST



Age 45
Director since:
November 2019

Key Director Qualifications:

Ms. Lundquist attended Concordia College where she earned a Bachelor of Arts degree in General Business and Communications. Ms. Lundquist served as Strategic Advisor at Target (a Fortune 30 company and industry leading retailer) from February 2021 through June 2021. Prior to that, she was Executive Vice President, President Food & Beverage at Target Corporation from January 2019 to February 2021. In this role she oversaw the full spectrum of merchandising, product design and development, financial and operational planning, supply chain, inventory management and store operations. Prior to that, Ms. Lundquist was Executive Vice President, Chief Human Resources Officer at Target from January 2016 to January 2019, leading all aspects of human resource management for one of the nation's largest employers with over 350,000 employees. Ms. Lundquist also led the transformation agenda for Target as Senior Vice President, Transformation Office from January 2015 to February 2016. Ms. Lundquist joined Target in 2005, leveraging rapid career trajectory in increasingly complex operational and people leadership roles. Ms Lundquist's track record of success and business performance through significant industry disruption at a large complex organization enable her to effectively oversee and advise Sysco management with regard to commercial, human capital and transformational initiatives. Her more than 15-year career with Target, together with her broad industry involvement, provides Ms. Lundquist extensive experience in the areas of executive leadership/management, strategy development, commercial operations, human resource management and corporate culture development, brand and risk management, social and environmental impact, supply chain, foodservice industry and international. Additionally, Ms. Lundquist currently serves as a member of Concordia College's Board of Regents. Previously she served as executive co-chair of MBOLD (Minnesota's Food and Agriculture consortium) and board member of Shipt (post acquisition by Target), the Human Resource Policy Association, and CEB's CHRO Global Leadership Board.

Committees:
- Compensation and Leadership Development Committee
- Corporate Social Responsibility Committee
- Technology Committee

Primary Occupation:
- Ms. Lundquist served as Executive Vice President, Food and Beverage for Target Corporation from January 2019 to February 2021.

EDWARD D. SHIRLEY



Age 64
Chairman of the Board since:
November 2020

Key Director Qualifications:

Mr. Shirley attended the University of Massachusetts, where he received a Bachelor of Business Administration, Accounting degree in 1978. Mr. Shirley served as the President and Chief Executive Officer of Bacardi Limited, a global beverage and spirits company, from March 2012 to April 2014. Prior to that, he served as Vice Chairman of Global Beauty and Grooming, a business unit of The Procter & Gamble Company ("Procter & Gamble"), a consumer goods company, from July 2008 through June 2011, and as Vice Chair on Special Assignment from July 2011 through December 2011. Prior to that, he served as Group President, North America of Procter & Gamble from April 2006 and held several senior executive positions during his 27 years with The Gillette Company, a consumer goods company that was acquired by Procter & Gamble in 2005. Mr. Shirley has substantial experience in the areas of executive leadership, strategy development, marketing/brand development and business operations developed in his various senior executive positions with large consumer products companies, including during more than 30 years as a senior executive at global personal care companies like Procter & Gamble and The Gillette Company. He also has public company board experience, having served as a member of the Elizabeth Arden, Inc. board of directors until December 2015, including as Chair of its Compensation Committee, and as a member of the board of directors of Time Warner Cable Inc. from 2009 to 2016. Mr. Shirley is currently a director of New York Life Insurance Company and serves on the Audit and Insurance & Operations Committees. He is also serving as an advisor for Social Leverage Acquisition Corp II and III.

Committees:
- Corporate Governance & Nominating Committee
- Corporate Social Responsibility Committee
- Executive Committee

Primary Occupation:
- Mr. Shirley served as Sysco's Executive Chairman of the Board on an interim basis from January 2020 until November 2020.

SHEILA G. TALTON



Age 68
Director since:
September 2017

Key Director Qualifications:

Ms. Talton attended Northern Illinois University, where she earned a Bachelor of Science degree in Marketing and Speech Communication in 1980, and Harvard Business School's Executive Program. Ms. Talton currently serves as the President and Chief Executive Officer of Gray Matter Analytics, a firm focused on data analytics consulting services in the healthcare industry. Previously, she served as President and Chief Executive Officer of SGT Ltd., a firm that provides strategy and technology consulting services in the financial services, healthcare and technology business sectors, from 2011 to 2013. From 2008 to 2011, Ms. Talton served as Vice President, Office of Globalization, for Cisco Systems, Inc., a leading global manufacturer of networking, switching and server/virtualization technology products related to the communication and information technology industries. Prior to that time, she held other leadership positions at Cisco Systems, Inc., Electronic Data Systems Corporation and Ernst & Young, LLP. Ms. Talton's service in leadership roles with a variety of global technology and consulting firms provided her with extensive knowledge of and experience in information technology systems and cybersecurity, enabling her to effectively oversee management's execution of Sysco's business technology initiatives and its approach to privacy and cyber security risks. Ms. Talton has also gained extensive public company board experience in compensation, corporate governance, risk management and audit/finance issues through her service on the boards of directors of Deere & Company since 2015 (member of audit review and finance committees) and OGE Energy Corp. since 2013 (member of compensation and governance committees). From 2012 to 2019, she also served on the board of directors of Wintrust Financial Corporation. Additionally, from 2010 to 2015, she also served on the board of directors of ACCO Brands Corporation. Ms. Talton has been a Congressional appointee on the U.S. White House Women's Business Council. She also has been recognized as one of the "Top 10 Women in Technology" by Enterprising Women and as "Entrepreneur of the Year" by the National Federation of Black Women Business Owners. She serves on the boards of several nonprofit organizations, including Chicago's Northwestern Hospital Foundation, the Chicago Shakespeare Theater and the Chicago Urban League. Ms. Talton was recognized by The National Association of Corporate Directors in 2018 as among the most influential people in the boardroom community.

Committees:
- Corporate Governance and Nominating Committee
- Corporate Social Responsibility Committee
- Executive Committee
- Technology Committee (Chair)

Primary Occupation:
- Ms. Talton has served as President and Chief Executive Officer of Gray Matter Analytics since March 2013.

Other Boards:
- Ms. Talton has served as a director of Deere & Company since 2015 and OGE Energy Corp. since 2013. In the last five years, Ms. Talton served as a director of ACCO Brands Corporation and Wintrust Financial Corporation.

DIRECTOR COMPENSATION

Overview of Non-Employee Director Compensation

The Company uses a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board, as described below. Members of the Board who are employees of the Company are not compensated for services on the Board or any of its Committees. We currently pay each non-employee director a base retainer of $100,000 per year. Non-employee directors who serve as committee chairpersons receive annual additional amounts as follows:

- Audit Committee Chair— $25,000
- Compensation and Leadership Development Committee Chair— $20,000
- Corporate Governance and Nominating Committee Chair— $20,000
- Corporate Social Responsibility Committee Chair— $15,000
- Technology Committee Chair— $15,000

Mr. Shirley received an additional annual retainer of $500,000, paid quarterly, for his service as independent Chairman of the Board from November 20, 2020 through the end of fiscal 2021, due to the incremental Chairman of the Board responsibilities described above under "Corporate Governance–Board Leadership Structure." During the period in fiscal 2021 in which Mr. Shirley was serving as Executive Chairman of the Board, he did not receive additional compensation for his service as a director, nor did Mr. Hourican receive additional compensation during fiscal 2021 for

his service as a director. See footnote 10 to the "Fiscal 2021 Director Compensation" table below for discussion of Mr. Shirley's executive officer compensation with regard to his service as Executive Chairman.

Mr. Halverson received an additional annual retainer of $50,000, paid quarterly, for his service as independent Lead Director from the beginning of fiscal 2021 through November 20, 2020 (when he ceased to be the independent Lead Director), due to the incremental Lead Director responsibilities.

Each November, the Board grants time vested equity incentives to each of the non-employee directors in the form of restricted stock awards. In November 2020, the Board, upon the recommendation of the Governance Committee, granted to each person then serving as a non-employee director approximately $185,000 in shares of restricted stock that vest in full on the first anniversary of the grant date. See "Equity-Based Awards to Non-Employee Directors" below for a description of the plan under which these awards were granted, the "Fiscal 2021 Director Compensation" table below for detailed compensation information for fiscal 2021 for each person who served as a non-employee director and "Stock Ownership—Stock Ownership Guidelines" below for a description of the stock ownership requirements applicable to our non-employee directors.

Reimbursement of Expenses

All non-employee directors are entitled to receive reimbursements of expenses for all services as a director, including committee participation or special assignments. Reimbursement for non-employee director travel may include reimbursement of a portion of the cost of travel on private aircraft. Specifically, this includes reimbursement for non-commercial air travel in connection with Sysco business, subject to specified maximums, provided

that amounts related to the purchase price of an aircraft or fractional interest in an aircraft are not reimbursable and any portion of the reimbursement that relates to insurance, maintenance and other non-incremental costs is limited to a maximum annual amount. Non-employee directors also receive discounts on products carried by the Company and its subsidiaries comparable to the discounts offered to all company employees.

Directors Deferred Compensation Plan

Non-employee directors may defer all or a portion of their annual retainer, including additional fees paid to committee chairpersons and the Chairman of the Board's and/or Lead Director's annual retainer, under the Directors Deferred Compensation Plan. Non-employee directors may choose from a variety of investment options, including Moody's Average Corporate Bond Yield plus 1%, with respect to amounts deferred prior to fiscal 2009. This

investment option was reduced to Moody's Average Corporate Bond Yield, without the addition of 1%, for amounts deferred after fiscal 2008. We credit such deferred amounts with investment gains or losses until the non-employee director's retirement from the Board or until the occurrence of certain other events.

Equity-Based Awards to Non-Employee Directors

As of September 20, 2021, the non-employee directors held shares of restricted stock and elected shares (as described below), all of which were issued under the Sysco Corporation 2018 Omnibus Incentive Plan, which we refer to as the "2018 Omnibus Incentive Plan." Below is a description of the relevant provisions of the 2018 Omnibus Incentive Plan.

Election to Receive a Portion of the Annual Retainer in Common Stock

Under the 2018 Omnibus Incentive Plan, instead of receiving his or her full annual retainer fee in cash, a non-employee director may elect to receive up to 100% of his or her annual retainer fee, including any additional retainer fee paid to the Chairman of the Board and/or Lead Director for his or her service in such capacity and any fees paid to a committee chairman for his or her service in such capacity, in 10% increments, in Common Stock. During fiscal 2021, if a director made this election, on the date we made each quarterly payment of the director's annual retainer fee, we credited the director's stock account with the number of shares of Sysco Common Stock that the director could have purchased on that date with the portion of his or her cash retainer that he or she has chosen to receive in stock, assuming a purchase price equal to the closing price of the Common Stock on the last business day before that date; we refer to these shares as "elected shares." The elected shares vest as soon as we credit the director's account with them, but we do not issue them until the end of the calendar year.

Annual Awards of Restricted Stock

Pursuant to the 2018 Omnibus Incentive Plan, the Board may grant to non-employee directors, among other things, shares of restricted stock, in the amounts and on such terms as it determines, but no such grant may vest earlier than one year following the grant date. A restricted stock award is denominated in shares of Common Stock and is subject to transfer restrictions and the possibility of forfeiture. In November 2020, we issued restricted stock awards to non-employee directors under the 2018 Omnibus Incentive Plan.

Generally, if a director ceases to serve as a director of Sysco, he or she will forfeit all the unvested restricted stock that he or she holds. However, if the director leaves the board after serving out his or her term, or for any reason after reaching age 71, his or her restricted stock will remain outstanding and continue to vest as if the director had remained a director of Sysco. All unvested restricted stock will automatically vest upon the director's death.

Deferral of Shares

A non-employee director may elect to defer receipt of all or any portion of any shares of Common Stock issued under the 2018 Omnibus Incentive Plan, whether such shares are to be issued as a grant of restricted stock or as elected shares. Generally, the receipt of stock may be deferred until the earliest to occur of the death of the non-employee director, the date on which the non-employee director ceases to be a director of the Company, or a change of control of Sysco. All such deferral elections must be made in accordance with the terms and conditions set forth in Sysco's 2009 Board of Directors Stock Deferral Plan.

Change in Control

Under the 2018 Omnibus Incentive Plan and the applicable grant agreements, any unvested awards of restricted stock will vest immediately upon the occurrence of certain terminations of service within the 24-month period following a specified change in control.

Fiscal 2021 Director Compensation

The following table provides compensation information for fiscal 2021 for each of our directors who served for any part of the fiscal year, other than Mr. Hourican, whose compensation for services as an officer is disclosed in the Summary Compensation Table on page 73:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3][4]	Non-Qualified Deferred Compensation Earnings ($)[5]	Other Compensation ($)[6]	Total ($)
Daniel J. Brutto	$ 115,000	$ 185,014	$ —	$ —	$ 300,014
John M. Cassaday	120,000	185,014	—	—	305,014
Joshua D. Frank[7]	100,000	185,014	—	—	285,014
Larry C. Glasscock	120,000	185,014	—	—	305,014
Bradley M. Halverson	150,000	185,014	—	—	335,014
John M. Hinshaw	100,000	185,014	—	—	285,014
Hans-Joachim Koerber	100,000	185,014	—	—	285,014
Stephanie A. Lundquist	100,000	185,014	—	—	285,014
Nancy S. Newcomb[8]	50,000	—	—	—	50,000
Nelson Peltz[9]	100,000	185,014	—	—	285,014
Edward D. Shirley[10]	450,000	185,014	—	—	635,014
Sheila G. Talton	107,500	185,014	—	—	292,514

(1) Includes retainer fees, including any retainer fees for which the non-employee director has elected to receive shares of Sysco Common Stock in lieu of cash and fees for the fourth quarter of fiscal 2021 that were paid at the beginning of fiscal 2022. Although we credit shares to a director's account each quarter, the elected shares are not actually issued until the end of the calendar year, unless the director's service as a member of the Board terminates earlier. The number of shares of Common Stock actually credited to each non-employee director's account in lieu of cash during fiscal 2021, which are reported in the column entitled "Stock Awards" above was as follows: 905 shares for Mr. Brutto; 761 shares for Mr. Cassaday; 975 shares for Mr. Glasscock; 161 shares for Mr. Halverson; 749 shares for Mr. Hinshaw; 697 shares for Dr. Koerber; 646 shares for Ms. Lundquist; and 646 shares for Mr. Shirley. Mr. Frank, Ms. Newcomb, Mr. Peltz, and Ms. Talton did not elect to receive any shares in lieu of their cash retainer fees. Directors may choose to defer receipt of the elected shares described in this footnote under the Sysco Corporation 2009 Board of Directors Stock Deferral Plan. The number of elected shares of Common Stock deferred by each non-employee director during fiscal 2021 (which are included in the elected shares described above) was as follows: Mr. Glasscock (975 shares), Mr. Hinshaw (749 shares), and Dr. Koerber (374 shares) and Ms. Lundquist (646 shares). To the extent that cash dividends are paid on our Common Stock, each non-employee director also receives the equivalent amount of the cash dividend credited to his or her account with respect to all elected shares that are deferred. If the director has chosen to defer the receipt of any shares, such shares will be credited to the director's account and issued on the earliest to occur of the "in-service" distribution date elected by the director (which will be at least one year following the end of the plan year in which the shares would otherwise have been distributed to the director), the death of the director, the date on which the director ceases to be a director of the Company, a change of control of Sysco, or the date on which the director applies and qualifies for a hardship withdrawal.

(2) For fiscal 2021, the Board, upon the recommendation of the Governance Committee, determined that it would grant approximately $185,000 in equity incentives to each of the non-employee directors. Therefore, on November 20, 2020, the Board granted to each of the non-employee directors 2,570 shares of restricted stock valued at $71.99 per share, the closing price of Sysco Common Stock on the NYSE on November 19, 2021. These awards were granted under the 2018 Omnibus Incentive Plan and vest in full on the first anniversary of the grant date. The amounts in this column reflect the grant date fair value of the awards computed in accordance with ASC 718, "Compensation — Stock Compensation". See Note 14 of the consolidated financial statements in Sysco's Annual Report on Form 10-K for the fiscal year ended July 3, 2021, regarding assumptions underlying valuation of equity awards. The value of any elected shares is included in the column entitled "Fees Earned or Paid in Cash," as described in footnote (1) above. See "—Equity-Based Awards to Non-Employee Directors" above for a more detailed description. Although we credit elected shares to a director's account each quarter, the shares are not actually issued until the end of the calendar year, unless the director's service as a member of the Board of Directors terminates. Pursuant to the Sysco Corporation 2009 Board of Directors Stock Deferral Plan, non-employee directors may choose to defer receipt of the shares to be issued in connection with the annual restricted stock award. Each of Mr. Glasscock, Mr. Hinshaw, Dr. Koerber, Ms. Lundquist and Ms. Talton deferred receipt of the 2,570 shares of restricted stock. To the extent that cash dividends are paid on our Common Stock, each non-employee director also receives the equivalent amount of the cash dividend credited to his or her account with respect to all deferred restricted stock awards in the form of stock units. A director may elect an "in-service" distribution date for deferrals that is at least one year following the end of the plan year in which the shares would otherwise have been distributed to the director. Otherwise, distributions occur upon the earlier of the death of the director, the date on which the director ceases to be a director of the Company, or a change of control of Sysco, unless the director applies for and qualifies for a hardship withdrawal.

(3) The aggregate number of options and unvested stock awards held by each director listed in the table above, as of July 3, 2021, was as follows:

	Aggregate Unvested Stock Awards Outstanding as of July 3, 2021	Aggregate Options Outstanding as of July 3, 2021
Daniel J. Brutto	2,570	—
John M. Cassaday	2,570	—
Joshua D. Frank[7]	2,570	—
Larry C. Glasscock	2,570	—
Bradley M. Halverson	2,570	—
John M. Hinshaw	2,570	—
Hans-Joachim Koerber	2,570	—
Stephanie A. Lundquist	2,570	—
Nancy S. Newcomb[8]	—	—
Nelson Peltz[9]	2,570	—
Edward D. Shirley[10]	2,570	—
Sheila G. Talton	2,570	—

The unvested stock awards for each non-employee director listed in the table immediately above relate to restricted stock awards granted in November 2020 that vest in November 2021.

(4)   None of the directors shown in the table received option grants with respect to his or her service as an independent director during fiscal 2021.

(5)   We do not provide a pension plan for the non-employee directors. For each non-employee director, the amounts shown in this column represent above-market earnings on amounts deferred under the Non-Employee Director Deferred Compensation Plan. Directors who do not have any amounts in this column were not eligible to participate in such plan, did not participate in such plan or did not have any above-market earnings.

(6)   The total value of all perquisites and personal benefits received by each of the non-employee directors was less than $10,000.

(7)   Mr. Frank resigned from the Board on August 20, 2021. All of Mr. Frank's unvested stock awards reported in the table above were forfeited upon his resignation.

(8)   Ms. Newcomb retired from the Board on November 20, 2020.

(9)   Mr. Peltz resigned from the Board on August 20, 2021. All of Mr. Peltz's unvested stock awards reported in the table above were forfeited upon his resignation.

(10) Mr. Shirley was appointed Executive Chairman of the Board on an interim basis on January 10, 2020 until November 20, 2020. In addition to the compensation reported in the table above for Mr. Shirley's service as an independent director and as independent Chairman of the Board, he earned the following base salary and annual and long-term incentive compensation during fiscal 2021 for his service as Executive Chairman of the Board:

- Base salary – $423,076;
- Short-term incentive award – $512,640; and
- Long-term incentive award – $295,104 in grant date fair value (consisting of restricted stock units ("RSUs")).

Mr. Hourican did not receive any compensation for his fiscal 2021 Board service, other than the compensation for services as an employee that is disclosed elsewhere in this proxy statement. See "Executive Compensation – Summary Compensation Table" for details regarding the executive officer compensation earned by Mr. Hourican for fiscal 2021.

EXECUTIVE OFFICERS

The following persons, other than Mr. Grade, currently serve as executive officers of Sysco. Additional biographical information concerning these officers is provided below, including their respective positions with the Company and prior business experience (other than Mr. Hourican, for whom such information is provided under "Board of Directors Matters—Board Composition" above and incorporated by reference herein).

Name	Title	Age
Kevin P. Hourican*	President and Chief Executive Officer	48
Aaron E. Alt*	Executive Vice President and Chief Financial Officer	50
Greg D. Bertrand*	Executive Vice President, U.S. Foodservice Operations	57
Joel T. Grade*	Executive Vice President, Business Development	51
J. Chris Jasper	Senior Vice President and President, U.S. Broadline Foodservice Operations	49
Eve M. McFadden	Senior Vice President, Legal, General Counsel and Corporate Secretary	45
Tim Ørting Jørgensen*	Executive Vice President and President, Foodservice Operations, International	56
Thomas R. Peck, Jr.*	Executive Vice President, Chief Information and Digital Officer	54
Ronald L. Phillips	Executive Vice President and Chief Human Resources Officer	56
Cathy Marie Robinson	Executive Vice President and Chief Supply Chain Officer	54
Judith S. Sansone	Executive Vice President and Chief Commercial Officer	61
Anita A. Zielinski	Senior Vice President and Chief Accounting Officer	48

*   *Named Executive Officer.*

AARON E. ALT



Age 50
Executive
Officer since:
December 2020

Biography:

Mr. Alt has served as Sysco's Executive Vice President and Chief Financial Officer since December 2020. Previously, he served as Senior Vice President and Chief Financial Officer of Sally Beauty Holdings ("SBH"), an international specialty retailer and distributor of professional beauty supplies, and President of Sally Beauty Supply, the world's largest retailer of professional beauty supplies, based in Dallas, since October 2018. Mr. Alt previously served as SBH's Senior Vice President, Chief Financial Officer and Chief Administrative Officer from May 2018 to October 2018. Prior to his appointment with SBH, Mr. Alt served in various executive leadership roles on increasing responsibility at Target Corporation, an American retailing company and the second-largest discount retailer in the U.S., including Senior Vice President, Operations from March 2017 to May 2018; Senior Vice President Grocery Transformation from January 2016 to March 2017; Chief Executive Officer, Target Canada Co. from January 2015 to May 2018; Senior Vice President, Finance from August 2015 to January 2016; Senior Vice President, Tax and Treasurer from March 2015 to August 2015; Senior Vice President, Business Development, Risk Management, Tax and Treasurer from October 2013 to March 2015; and Senior Vice President, Business Development and Treasurer from September 2012 to October 2013. Prior to joining Target Corporation, Mr. Alt held several senior level positions with Sara Lee Corporation from 2004 to 2012. Mr. Alt was a partner at the law firm of Kirkland & Ellis in London from 2003 to 2004. Mr. Alt holds a J.D. from Harvard Law School, an M.B.A. from J.L. Kellogg School of Management at Northwestern University and a B.A. in History and Political Science from Northwestern University.

GREG D. BERTRAND



Age 57
Executive
Officer since:
July 2016

Biography:

Mr. Bertrand has served as Sysco's Executive Vice President, U.S. Foodservice Operations since July 2018. Previously, he served as Senior Vice President, U.S. Foodservice Operations from July 2016 to July 2017, Senior Vice President, Foodservice Operations (West) from August 2015 to July 2016, Senior Vice President, Merger Integration Deployment from November 2014 to August 2015, and Senior Vice President, Business Process Integration from March 2014 to November 2014. Mr. Bertrand began his Sysco career in 1991 as a Marketing Associate at Sysco Chicago, where he advanced through several sales leadership positions before becoming Vice President-Sales in 1997 and Senior Vice President-Sales in 1998. He was promoted to Executive Vice President in 1999. In 2005, he was named President-Sysco Eastern Wisconsin. He became President-Sysco Chicago in 2008 and took on the added responsibilities of leading Sysco Eastern Wisconsin and Sysco Baraboo in 2009. He was promoted to Market Vice President-Midwest in 2010 and then to Senior Vice President – Foodservice Operations (West) in July 2012.

JOEL T. GRADE



Age 51

Biography:

Mr. Grade has served as Sysco's Executive Vice President, Business Development since December 2020. Previously, he served as Executive Vice President and Chief Financial Officer from September 2015 until December 2020 and Senior Vice President – Finance and Chief Accounting Officer from February 2014 until September 2015. Mr. Grade began his career at Sysco as a Staff Auditor in 1996. He was promoted to Assistant Manager-Operations Review in 1999. He transferred to Sysco Austin in 2000 as Controller, was appointed Vice President-Finance and CFO of Sysco Chicago in 2002 and became Vice President-Finance and CFO of Sysco Canada in 2007. He was promoted to Vice President, Foodservice Operations of Sysco Corporate and President of Sysco Canada in 2010 and held that position until May 2012, when he was appointed Senior Vice President, Foodservice Operations (North). Mr. Grade earned an undergraduate degree in Accounting and Finance with a specialization in International Business from the University of Wisconsin-Madison in 1993 and an MBA in Finance, Strategy and Marketing from Northwestern University's Kellogg School of Management in 2007.

J. CHRIS JASPER



Age 49
Executive Officer since:
March 2020

Biography:

Mr. Jasper has served as Senior Vice President and President, U.S. Broadline Foodservice Operations since March 2020. Previously, he served as Market President, Midwest from April 2018 to March 2020, President, Sysco Arizona from 2013 to April 2018, and Executive Vice President of Sysco Kansas City from 2012 to 2013. Mr. Jasper joined Sysco Arizona in 1995 as a marketing associate and then advanced through leadership positions of increasing responsibility, including District Sales Manager, Regional Sales Manager, and Vice President, Sales, before being promoted to Vice President, Sales and Marketing in 2011.

EVE M. MCFADDEN



Age 45
Executive Officer since:
February 2019

Biography:

Ms. McFadden serves as Sysco's Senior Vice President, Legal, General Counsel & Corporate Secretary with responsibility over the company's legal, compliance, ethics, enterprise risk management, and environmental health and safety functions. Ms. McFadden began her career at Sysco as Corporate Counsel – Employment and held various positions in the legal department prior to her promotion to VP, Legal, General Counsel & Corporate Secretary in February 2019. From December 2007 to December 2008, Ms. McFadden worked for ABM Industries Incorporated, a facility management company, as Assistant General Counsel. Ms. McFadden also worked as an Associate for the law firm Littler Mendelson, P.C. from October 2003 to December 2007 and began her law career as an Associate for Karr Tuttle Campbell in Seattle, Washington. Ms. McFadden graduated with honors from the University of Texas School of Law and holds an undergraduate degree in Political Science from the University of Washington.

TIM ØRTING JØRGENSEN



Age 56
Executive Officer since:
January 2021

Biography:

Mr. Ørting has served as Sysco's Executive Vice President and President – International Foodservice Operations since January 2021. Prior to joining Sysco, Mr. Ørting served as Executive Vice President International for Arla Foods from July 2016 to December 2020. Mr. Ørting began his career at Arla Foods in 1991, serving in roles of increasing responsibility, including as Executive Vice President CCE Consumer Central Europe from January 2012 to July 2016, Executive Vice President and Head of Business Group Consumer International from May 2007 to January 2012, and Divisional Director of Arla Foods Denmark from October 2005 to May 2007. Mr. Ørting attended Copenhagen Business School, where he earned a Masters of Science in Business Administration, specializing in international strategy and marketing, and he studied at the Camara de Comercio de Madrid and the London Business School. In addition, Mr. Ørting served as a Lieutenant in the Danish Army.

THOMAS R. PECK, JR.



Age 54
Executive
Officer since:
January 2021

Biography:

Mr. Peck has served as Sysco's Executive Vice President & Chief Information and Digital Officer since January 2021. Prior to joining Sysco, Mr. Peck served as Executive Vice President, Chief Information and Digital Officer for Ingram Micro Inc. from March 2018 to December 2020. He previously served as Senior Vice President and Global Chief Information Officer of AECOM, a global infrastructure consulting firm, from September 2012 to March 2018 and Global Leader Procurement and Travel of AECOM from May 2014 to March 2017. Prior to joining AECOM, Mr. Peck held several senior level positions with Levi Strauss & Company from September 2008 to September 2012, MGM Resorts (formerly MGM MIRAGE) from March 2006 to August 2008 and General Electric Company from August 1998 to March 2006. Mr. Peck began his career as an officer of the United States Marine Corps. Mr. Peck holds a Master of Science in Management from the Naval Postgraduate School and a Bachelor of Science in Economics from the United States Naval Academy. In addition, Mr. Peck was inducted into the CIO Hall of Fame in 2015 and currently serves as a director of Faithful Service for Veterans.

RONALD L. PHILLIPS



Age 56
Executive
Officer since:
May 2021

Biography:

Mr. Phillips has served as Sysco's Executive Vice President and Chief Human Resources Officer since May 2021. Prior to joining Sysco, Mr. Phillips served as Senior Vice President, Human Resources, Retail, Omnicare and Enterprise Modernization for CVS Health Corporation, a premier health innovation company, from October 2018 to April 2021. He previously served as Chief People Officer for Carnival Cruise Line from October 2015 to October 2018 and Chief Human Resources Officer for New York Presbyterian Hospital System from September 2013 to September 2015. Prior to joining New York Presbyterian, Mr. Phillips joined Comcast and served in various roles of increasing responsibility at Comcast Corporation, including as Senior Vice President of Human Resources from October 2009 to November 2012, Divisional Vice President of Human Resources from March 2007 to October 2009, and Regional Vice President of Human Resources from September 2004 to March 2007. He also served as Senior Human Resources Manager with Ryder System, Inc. from July 2003 to September 2004 and began his career as a Division Director of Human Resources at McDonald's Corporation from May 1997 to July 2003. Mr. Phillips earned a Bachelor of Arts degree in Sociology and Administration of Justice from Virginia State University and a J.D. from the University of Richmond School of Law.

CATHY MARIE ROBINSON



Age 54
Executive
Officer since:
March 2020

Biography:

Ms. Robinson has served as Sysco's Executive Vice President and Chief Supply Chain Officer since March 2020. Previously she served as Senior Vice President, Chief Operations and Transformation Officer with Capri Holding Limited, the parent holding company of Michael Kors, Versace and Jimmy Choo and from May 2014 to December 2018 served as Senior Vice President, Corporate Strategy & COO for Michael Kors Holdings Limited. Ms. Robinson's previous roles include Senior Vice President, Chief Logistics Officer at ToysRUs from April 2012 to April 2014; Senior Vice President, Supply, Logistics and Customer Experience at The Great Atlantic & Pacific Tea Company from December 2010 to March 2012; Senior Vice President, Supply Chain at Smart & Final Stores, LLC from July 2005 to November 2010; Regional Director at ToysRUs from July 2003 to June 2005; and Regional Vice President, Logistics at Wal-Mart Stores, Inc. from January 1993 to April 2003. She began her career as a Logistics Officer for the U.S. Army.

JUDITH S. SANSONE



Age 61
Executive
Officer since:
October 2020

Biography:

Ms. Sansone has served as Sysco's Executive Vice President and Chief Commercial Officer since October 2020. She also owned Consultgenix, LLC, a consulting firm, and served as a consultant for Sysco from May 2020 until October 2020. Previously, she served as Senior Vice President, Front Store Business/Chief Merchant for CVS Health Corporation (CVS Health) from September 2012 to May 2020, responsible for strategy and business development of the Retail Business, Front Store Merchandising, Pricing and Promotion, Loyalty and Personalization, Store Formats and Design, Store Brands. Ms. Sansone joined CVS Pharmacy, a subsidiary of CVS Health, in 1977, serving in a variety of retail and merchandising roles of increasing responsibility, culminating with her role as Vice President Retail Pricing, Health Care, Retail Innovation & Store Design, Acquisitions.

ANITA A. ZIELINSKI



Age 48
Executive
Officer since:
April 2017

Biography:

Ms. Zielinski has served as Sysco's Senior Vice President and Chief Accounting Officer since April 2017, overseeing the Company's accounting functions, with responsibility for financial accounting and reporting, accounting policy, tax compliance and strategy and internal controls. Prior to joining Sysco, Ms. Zielinski had served as a partner of Ernst & Young LLP, a public accounting firm ("E&Y"), since 2013 and was a member of E&Y's assurance practice for over 20 years. She has extensive experience working with both large and midcap public registrants on securities law filings, business combinations and complex accounting and financial reporting matters, and is a Certified Public Accountant. In addition, Ms. Zielinski has served on the board of directors of the Women's Foodservice Forum since January 2019 and as Treasurer since February 2021.

Management Development and Succession Planning

On an ongoing basis, the Board plans for succession to the position of CEO and other key management positions, and the Governance Committee is responsible for reviewing and recommending to the Board all key management appointments at or above senior vice president. To assist the Board, the CEO periodically provides the Board with an assessment of senior executives and their potential to succeed to the position of CEO. On an annual basis, the Board and the CLD Committee engage in discussions with management regarding increasing the diversity of Sysco's executive management team. In addition, the CEO periodically provides the Board with an assessment of potential successors to other key positions. Management development and succession planning remained top priorities of executive management and the Board during fiscal 2021.

STOCK OWNERSHIP

Security Ownership of Officers and Directors

The following table sets forth certain information with respect to the beneficial ownership of Sysco's Common Stock, as of September 20, 2021, by (i) each current director and director nominee, (ii) each NEO (as defined under "Compensation Discussion and Analysis"), and (iii) all current directors and executive officers as a group. Unless otherwise indicated, each stockholder identified in the table has sole voting and investment power with respect to his or her shares. Fractional shares have been rounded to the nearest whole share.

	Shares of Common Stock Owned Directly	Shares of Common Stock Owned Indirectly	Shares of Common Stock Underlying Options[1]	Shares of Common Stock Underlying Restricted Stock Units[2]	Total Shares of Common Stock Beneficially Owned[1][2]	Percent of Outstanding Shares[3]
Aaron E. Alt	—	—	—	—	—	*
Greg D. Bertrand	20,257	6,366[5]	393,462	—	420,085	*
Daniel J. Brutto	22,279[4]	—	—	—	22,279	*
John M. Cassaday	55,264[4]	—	—	—	55,264	*
Larry C. Glasscock	74,183[4]	—	—	—	74,183	*
Joel T. Grade	58,653	259[6]	664,175	—	723,087	*
Bradley M. Halverson	17,826[4]	—	—	—	17,826	*
John M. Hinshaw	11,300[4]	—	—	—	11,300	*
Kevin P. Hourican	—	—	530,553	—	530,553	*
Hans-Joachim Koerber	58,451[4]	—	—	—	58,451	*
Stephanie A. Lundquist	5,953[4]	—	—	—	5,953	*
Tim Ørting Jørgensen	—	—	—	—	—	*
Thomas R. Peck, Jr.	—	—	—	—	—	*
Edward D. Shirley	22,059[4]	—	11,883	—	33,942	*
Sheila G. Talton	11,574[4]	—	—	—	11,574	*
All Directors and Executive Officers as a Group (20 Persons)	336,452[7]	9,454[8]	1,225,572[9]	—	1,571,478[7][8][9]	0.31%

(*)   Less than 1% of outstanding shares.

(1)   Includes shares underlying options that are presently exercisable or will become exercisable within 60 days after September 20, 2021. Shares subject to options that are presently exercisable or will become exercisable within 60 days after September 20, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options, but are not deemed outstanding for purposes of computing the percentage ownership of any other persons.

(2)   Shares underlying RSUs that are held by Ms. Robinson will vest and settle within 60 days after September 20, 2021 and are deemed outstanding for purposes of computing the percentage ownership of the person holding such RSUs, but are not deemed outstanding for purposes of computing the percentage ownership of any other persons. It is expected that approximately one-third of the shares underlying these RSUs will be withheld to pay taxes related to the RSUs as they vest and settle.

(3)   Applicable percentage of beneficial ownership at September 20, 2021 is based on 512,275,463 shares outstanding.

(4)   Includes shares that were elected to be received in lieu of non-employee director retainer fees during the first half of calendar 2021 under the Sysco Corporation 2018 Omnibus Incentive Plan. For Mr. Brutto, this includes 419 shares; for Mr. Cassaday this includes 387 shares; for Mr. Glasscock, this includes 452 shares; for Mr. Halverson, this includes 161 shares; for Dr. Koerber, this includes 323 shares; for Ms. Lundquist, this includes 646 shares; and for Mr. Shirley, this includes 646 shares. Unless the director has chosen to defer the shares under the Sysco Corporation 2009 Board of Directors Stock Deferral Plan, these shares will be issued on December 31, 2021 or within 60 days after a non-employee director ceases to be a director, whichever occurs first. Directors may choose to defer receipt of these shares related to director retainer fees, as well as shares awarded pursuant to restricted stock grants, and these deferred amounts are also included in this line item. To the extent cash dividends are paid on our Common Stock, each non-employee director also receives the equivalent amount of the cash dividend credited to his or her account with respect to all deferred restricted stock awards, and all elected shares that are deferred. The number of shares in each non-employee director's deferred stock account, including related dividend equivalents, is as follows: Mr. Brutto (3,371), Mr. Cassaday (none), Mr. Glasscock (73,689), Mr. Halverson (none), Mr. Hinshaw (11,270), Dr. Koerber (3,503), Ms. Lundquist (5,307), Mr. Shirley (none), and Ms. Talton (11,574). If the director has chosen to defer the receipt of any shares, such shares will be credited to the director's account under the 2009 Board of Directors Stock Deferral Plan and issued on the earliest to occur of the "in-service" distribution date elected by the director (which will be at least one year following the end of the plan year in which the shares would otherwise have been distributed to the director), the death of the director, the date on which the director ceases to be a director of the Company, a change of control of Sysco, or the date on which the director applies and qualifies for a hardship withdrawal. Deferred shares are deemed outstanding for purposes of computing the percentage ownership of the persons holding such shares, but are not deemed outstanding for purposes of computing the percentage ownership of any other persons.

(5)   These shares are held by Mr. Bertrand's son.

(6)   These shares are held in trust for the benefit of Mr. Grade's son.

(7)   Includes an aggregate of 37,306 shares directly owned by the current executive officers other than the named executive officers.

(8)   Includes 3,088 shares indirectly owned by the current executive officers other than the named executive officers.

(9)   Includes an aggregate of 289,674 shares underlying options that are presently exercisable or will become exercisable within 60 days after September 20, 2021 held by the current executive officers other than the named executive officers.

Security Ownership of Certain Beneficial Owners

The following table sets forth information concerning beneficial ownership of our Common Stock by persons or groups known to us to be beneficial owners of more than 5% of our Common Stock outstanding as of September 20, 2021. The applicable percentage of beneficial ownership is based on 512,275,463 shares outstanding as of September 20, 2021.

	Total Shares of Common Stock Beneficially Owned	Percent of Outstanding Shares
The Vanguard Group and certain affiliates[1]	42,922,691	8.38%
BlackRock, Inc. and certain affiliates[2]	31,340,890	6.12%
Wellington Management Group and certain affiliates[3]	30,638,897	5.98%

(1) This information is based on a Schedule 13G/A filed on February 10, 2021 by The Vanguard Group ("Vanguard"). According to the Schedule 13G/A, Vanguard has the sole power to vote, or to direct the vote of, 0 shares of Common Stock, the sole power to dispose, or to direct the disposition of 40,686,632 shares of Common Stock, the shared power to vote, or to direct the vote of, 842,344 shares of Common Stock, and the shared power to dispose, or to direct the disposition of, 2,236,059 shares of Common Stock. The address for Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(2) This information is based on a Schedule 13G/A filed on February 1, 2021 by BlackRock, Inc. ("BlackRock"). According to the Schedule 13G/A, BlackRock has the sole power to vote, or to direct the vote of, 26,672,637 shares of Common Stock, and the sole power to dispose, or to direct the disposition of, all 31,340,890 shares of Common Stock reported in the table above. The address for BlackRock is BlackRock, Inc. 55 East 52nd Street, New York, NY 10055

(3) This information is based on a Schedule 13G filed on February 4, 2021 by Wellington Group Holdings LLP ("Wellington"). According to the Schedule 13G, Wellington has the shared power to vote, or to direct the vote of, 28,272,313 shares of Common Stock, and the shared power to dispose, or to direct the disposition of, 30,638,897 shares of Common Stock. The address for Wellington is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

Stock Ownership Guidelines

To align the interests of our management with those of our stockholders, the Board concluded that our senior officers should have a significant financial stake in Sysco stock. To further that goal, for several years we have maintained stock ownership guidelines for our executives.

Pursuant to these guidelines, upon the end of the five-year period from the date the officer is hired, promoted or otherwise becomes subject to the guidelines, the following senior officers should own, based on their respective positions, a minimum number of shares equal in value to the multiple of each such officer's annual base salary as described in the following table.

Position	Minimum Ownership Requirement (Multiple of Base Salary)
CEO	7x
Executive Vice Presidents	4x
Senior Vice Presidents	2x

Our senior officers have five years to achieve these ownership requirements. The five-year period begins on the date the officer is hired, promoted or otherwise becomes subject to the guidelines. If an individual is promoted to a position that requires the ownership of a greater amount of stock than his or her prior position, the five-year period pertaining to the new position will begin upon the effective date of the hiring or promotion; provided, however, that a promoted individual must continue to comply with the above ownership requirements applicable to his or her prior position at all times subsequent to the promotion.

The shares counted towards these ownership requirements include shares of Sysco Common Stock owned directly by the senior officer, including shares of vested restricted stock held by the officer that may be subject to transfer restrictions or potential clawbacks, shares owned indirectly by the officer through any Sysco employee stock purchase plan, two-thirds of the shares underlying an officer's unvested RSUs, two-thirds of the shares

of unvested restricted stock held by the officer, and one-quarter of the shares underlying performance share units ("PSUs") held by the officer, rounded down to the nearest whole share and assuming satisfaction of all applicable financial performance criteria at the "target" level, and do not include shares held through any other form of indirect beneficial ownership or shares underlying unexercised options. Equity-based incentive awards are anticipated to provide all senior officers with the opportunity to satisfy these requirements within the specified time frames.

These ownership requirements are set at levels that Sysco believes are reasonable given the senior officers' respective salaries and responsibility levels. In addition, Semler Brossy has reviewed our ownership guidelines and confirmed that they are consistent with the corresponding practices of our peer group.

In connection with the ownership requirements described above, each senior officer of the Company must retain 25% of the net shares acquired upon exercise of stock options and 100% of the net shares acquired pursuant to the vesting of RSUs and PSUs until the officer's holdings of Company stock equal or exceed the applicable minimum ownership requirement. For these purposes, "net shares" means the shares remaining after disposition of shares necessary to pay the related tax liability and, if applicable, exercise price.

The Corporate Governance Guidelines also provide that, after five years of service as a non-employee director, each such director is expected to attain and, thereafter, continuously maintain, minimum ownership of Sysco Common Stock equal in value to five times his or her annual base retainer (i.e., $500,000 for fiscal 2021). The shares counted towards these ownership requirements include (i) shares that such non-employee director elects to receive in lieu of his or her cash retainer(s) for Board service, (ii) vested Share Units (as defined in the 2009 Board of Directors Stock Deferral Plan) held by a non-employee director through the 2009 Board of Directors Stock Deferral

Plan (or any successor plan thereto), (iii) shares of restricted stock held by such non-employee director that may be subject to transfer restrictions or potential clawbacks, and (iv) shares owned directly by an entity (such as a corporation or foundation) over which such non-employee director shares voting power and/or investment power, and excludes shares underlying all other outstanding securities exercisable for, or convertible into, Common Stock of the Company (including options and RSUs).

Management provides the Board with the status of the officers' and directors' stock ownership at all of the regularly-scheduled meetings to ensure compliance with these holding requirements. As of September 20, 2021, each of the NEOs (as defined in the "Compensation Discussion and Analysis") and directors were in compliance with the applicable stock ownership guidelines.

Stock Trading Restrictions

An executive officer may only purchase and sell Sysco Common Stock and exercise stock options pursuant to a Rule 10b5-1 trading plan adopted during an approved quarterly trading window, subject to limited exceptions, including "net exercises" of stock options that do not involve an open market sale of shares and hardship exemptions. Quarterly trading windows generally open two business days after Sysco issues its quarterly earnings release and typically close around seven weeks after the opening of the window.

The adoption of a Rule 10b5-1 trading plan or other transaction in Sysco stock by an executive officer must be pre-approved by a committee that includes the Executive Chairman of the Board, independent Lead Director, the Chair of the Governance Committee, the Chief Executive Officer and the Company's chief legal officer, following their review of the amount and timing of the proposed transaction and their confirmation that the individual in question does not possess any material inside information about the Company. Trades under a Rule 10b5-1 trading plan may not commence until 30 days after adoption of the plan.

Employee, Officer and Director Hedging

Under Sysco's Policy on Trading in Company Securities (the "Policy"), the Company's "Insiders" are prohibited at all times from trading in publicly traded options, puts, calls, straddles, or similar derivative securities of the Company, whether issued directly by the Company or by any exchange ("derivative securities"), and from effecting short sales of Company Securities (as defined in the Policy) or purchasing financial instruments that are designed to hedge or offset any decrease in the market value of Company Securities. A "short sale" is defined by the Policy as a sale of stock in which the seller attempts to profit from an anticipated drop in market price by selling securities he or she does not own and covering

the sales with securities bought after the price decline. Prohibited hedging transactions include, but are not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds. An "Insider" under the Policy includes (i) all members of the Board, (ii) all officers elected by the Board, (iii) any other employee designated by the President and CEO, any Executive Vice President or the Chief Legal Officer, (iv) any family member of any of the foregoing who lives in his or her home, and (v) any entity whose investment decisions are made by (or shared with) any of the foregoing persons.

DELINQUENT SECTION 16(a) REPORTS

Pursuant to Section 16(a) of the Exchange Act and the rules issued thereunder, our executive officers and directors and any persons holding more than 10% of our Common Stock are required to file with the SEC and the NYSE reports of initial ownership of our Common Stock and changes in ownership of such Common Stock. To our knowledge, no person beneficially owns more than 10% of our Common Stock. Copies of the Section 16 reports filed by our directors and executive officers are

required to be furnished to us. Based solely on our review of the copies of the reports furnished to us, or written representations that no reports were required, we believe that, during fiscal 2021, all of our executive officers and directors complied with the Section 16(a) requirements, except that, due to an inadvertent administrative error on the part of our stock plan administrator, a late Form 4 was filed on behalf of Cathy Marie Robinson to report her stock option exercises on August 30, 2021.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding equity compensation plans as of July 3, 2021.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders	10,944,536	$ 59.00	48,053,955[1]
Equity compensation plans not approved by security holders	—	—	—
TOTAL	**10,944,536**	**$ 59.00**	**48,053,955**[1]

(1) *Includes 43,763,194 shares issuable pursuant to our 2018 Omnibus Incentive Plan, of which 14,227,255 shares are eligible to be granted as full value awards, and 4,290,761 shares issuable pursuant to our Employee Stock Purchase Plan as of July 3, 2021. The amount does not reflect the issuance of 170,618 shares in June 2021 pursuant to the completion of the quarterly purchase under our Employee Stock Purchase Plan.*

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our CLD Committee is or has at any time during the past year been an officer or employee of Sysco or had any relationship requiring disclosure by Sysco under Item 404 of Regulation S-K. During the 2021 fiscal year, there were no executive officer-director interlocks where an executive officer of Sysco served on the compensation committee or board of another corporation that had an executive officer serving on Sysco's Board of Directors or the CLD Committee.

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we provide an overview of our philosophy and objectives of our executive compensation program and describe the material components of our executive compensation program for our fiscal 2021 named executive officers, or "NEOs," whose compensation is set forth in the 2021 Summary Compensation Table and other compensation tables contained in this proxy statement. For fiscal 2021, our NEOs are as follows:

Named Executive Officer	Title
Kevin P. Hourican	President and Chief Executive Officer
Aaron E. Alt	Executive Vice President and Chief Financial Officer
Joel T. Grade	Executive Vice President, Business Development, and former Executive Vice President and Chief Financial Officer
Greg D. Bertrand	Executive Vice President, U.S. Foodservice Operations
Tim Ørting Jørgensen	Executive Vice President and President, Foodservice Operations, International
Thomas R. Peck, Jr.	Executive Vice President, Chief Information and Digital Officer

In addition, we explain how and why the Compensation and Leadership Development Committee of our Board (the "CLD Committee") arrives at compensation policies and decisions involving the NEOs.

Executive Summary

Sysco is the global leader in selling, marketing and distributing food products, equipment and supplies to the foodservice industry. Accordingly, our long-term success depends on our ability to attract, engage, incentivize and retain highly talented individuals who are committed to Sysco's vision and strategy. A key objective of our executive compensation program is to link executives' pay to their performance and their advancement of Sysco's overall annual and long-term performance and business strategies.

Other objectives include aligning the executives' interests with those of stockholders and encouraging high-performing executives to remain with Sysco over the course of their careers. We believe that Sysco's compensation strategies have been effective in attracting executive talent and promoting performance and retention. We also believe that the amount of compensation paid to each NEO reflects his or her extensive management experience, high performance and exceptional service to Sysco and our stockholders.

Business Highlights

In early fiscal 2021, in response to the COVID-19 pandemic environment, we identified four key areas of focus as we managed the business and prepared the company for recovery once the COVID-19 crisis subsided. We took actions to strengthen our overall liquidity, we focused on stabilizing the business by removing costs, we created new sources of revenue by helping our restaurant customers succeed under pandemic conditions, and we provided (and continue to provide) products for cleaning, sanitation, and personal protection, without disruptions, so that our customers may continue their business operations.

While our response to the COVID-19 pandemic was a primary focus, we also accelerated our transformational initiatives, which we refer to as our "fiscal 2021 initiatives," that were designed to improve how we serve our customers, differentiate Sysco from our competitors and transform the foodservice distribution industry:

- *Digital Customer Opportunities* – Improving service to our customers by enhancing our digital order entry platform, Sysco Shop, deploying a digital pricing tool and introducing our Restaurants Rising campaign;

- *Regionalization* – Regionalizing our operations in the U.S. within our U.S. Broadline and FreshPoint businesses;

- *Sales Transformation* – Transforming our sales model to make it easier for customers to do business with Sysco and to increase the effectiveness of our sales teams; and

- *Structural Cost Out* – Removing structural fixed costs from our business and becoming a more efficient company to return value to shareholders and to fund our continued growth plans.

In connection with the CLD Committee's transitional approach to executive compensation design for fiscal 2021 described below, the strategic bonus objectives under the fiscal 2021 short-term incentive program, representing 50% of the target opportunity, and the performance targets for the performance share units awarded in fiscal 2021 (excluding the total shareholder return modifier) were tied to management's success in executing on these key strategic and transformational initiatives. See "—What We Paid and Why – Compensation for NEOs" below for further discussion of the performance targets corresponding to the fiscal 2021 short-term and long-term incentive awards.

At our Investor Day in May 2021, we announced our purpose, "**Connecting the World to Share Food and Care for One Another**." We believe our purpose will allow us to grow substantially faster than the foodservice distribution industry and deliver profitable growth through the five strategic pillars of our "Recipe for Growth," which incorporated our fiscal 2021 initiatives as indicated below:

Strategic Pillars – Recipe for Growth			Corresponding Fiscal 2021 Initiative(s)
Digital	–	We will enrich the customer experience through personalized digital tools that reduce friction in the purchase experience and introduce innovation to our customers.	• Digital Customer Opportunities
Products and Solutions	–	We will provide customer-focused marketing and merchandising solutions that inspire increased sales of our broad assortment of fair priced products and services.	• Sales Transformation
Supply Chain	–	We will efficiently and consistently serve customers with the products they need, when and how they need them, through a flexible, agile delivery framework.	• Regionalization • Structural Cost Out
Customer Teams	–	Our greatest strength is our people, people who are passionate about food and food service. Our diverse team delivers expertise and differentiated services designed to help our customers grow their business.	• Sales Transformation
Future Horizons	–	We are committed to responsible growth. We will cultivate new channels, new segments, and new capabilities while being stewards of our company and our planet. We will fund our journey through cost-out and efficiency improvements.	• Structural Cost Out

Although the impact of the COVID-19 crisis on our fiscal 2021 results continued to be substantial, our business performance accelerated in the fourth quarter of fiscal 2021, with sales and cases shipped exceeding 2019 volume levels. See "Letter From Our CEO and Chairman" above for discussion of our financial performance in fiscal 2021. Sysco's successes during fiscal 2021 can largely be attributed to the proactive steps taken by management to position us ahead of the COVID-19 business recovery, including accelerating our transformational initiatives described above.

Say on Pay – Stockholder Feedback

At last year's Annual Meeting, 88.7% of the shares that voted with respect to the Company's "Say on Pay" proposal (excluding abstentions) voted "FOR" the proposal, and we received 94.6% or greater stockholder support for our "Say on Pay" proposal in each of the four preceding years (see below).

Historical Say on Pay Votes



Further, during the past year, we continued to engage in dialogue with some of our largest stockholders to solicit their feedback and gather information on their views and opinions on various operations and governance issues, including executive compensation practices. After considering the results of the fiscal 2020 "Say on Pay" advisory vote and reviewing and carefully considering feedback from our stockholders regarding our executive compensation program, the CLD Committee determined that its executive compensation philosophy remained appropriate for fiscal 2021. The key themes discussed in connection with our stockholder engagement in 2020 included:

• The impact of COVID-19 and Sysco's response

• The design of Sysco's fiscal 2020 long-term incentives

• The Company's pay-for-performance alignment

• Sysco's incentives for newly-hired executives

In addition to the annual "Say on Pay" advisory vote on NEO compensation and the Company's stockholder engagement efforts, stockholders are invited to express their views to the CLD Committee as described above under the heading "Corporate Governance—Communicating with the Board."

Our Practices

Below we highlight certain executive compensation practices applicable to our NEOs that we have implemented to drive performance and support the best standards in corporate governance, as well as practices we have not implemented because we do not believe that they would serve our stockholders' long-term interests.

What We Do

- **Pay for Performance** – We link pay to Sysco and individual performance. We retrospectively review the pay and performance relationship of our executive pay on an annual basis. By aligning annual and long-term incentive ("LTI") opportunities with the objectives under Sysco's annual and long-range plans and transformational initiatives, executive compensation has been tightly aligned with stockholder interests.

- **Value Stockholders' Input** – We regularly communicate with several of our larger stockholders and consider their input when designing and implementing compensation programs.

- **Mitigate Undue Risk** – We mitigate undue risk associated with compensation, including utilizing a mix of pay elements, caps on potential payments, clawback provisions, multiple performance targets and robust Board and management processes to identify risk. We also utilize post-employment covenants designed to protect competitive information of Sysco. Based on our annual compensation risk analysis, we do not believe any of Sysco's compensation programs creates risks that are reasonably likely to have a material adverse impact on Sysco.

- **Independent Compensation Consulting Firm** – The CLD Committee seeks counsel from an independent compensation consulting firm that does not provide any other services to Sysco.

- **Executive Compensation Clawback Policy** – The CLD Committee has the authority to recoup or cancel certain incentive compensation paid or payable to the NEOs if (i) there is a restatement of our financial results, other than a restatement due to a change in accounting policy and the restatement would result in the payment of a reduced award to an NEO if the award were recalculated, or (ii) an NEO engages in misconduct that contributes to the need for a financial restatement

or causes the Company material financial or reputational harm. See "—Executive Compensation Clawback and Protective Covenants" below for further discussion.

- **Reasonable Change in Control Provisions for Equity Awards** – We believe we have reasonable change in control provisions that apply to outstanding equity awards held by executive officers in the same manner as the applicable broader employee population, including use of double-trigger vesting following a change-in-control for stock options, performance share units ("PSUs") and restricted stock units ("RSUs").

- **Significant Stock Ownership Guidelines** – We have adopted stringent stock ownership guidelines for our directors and senior officers, including a stock holding requirement. We review and adjust these guidelines when appropriate.

- **Modest Perquisites** – We provide only modest perquisites. We do not allow personal use of private aircraft provided by Sysco or other similar perquisites.

- **Regular Review of Share Utilization** – We evaluate share utilization by reviewing overhang levels (*i.e.*, the dilutive impact of equity compensation on our stockholders) and annual run rates (*i.e.*, the aggregate shares awarded as a percentage of total outstanding shares).

- **Limited Trading Windows** – We require our executive officers to conduct all transactions in shares of Sysco common stock ("Common Stock") through pre-approved Rule 10b5-1 trading plans established during open trading windows and subject to a 30-day waiting period before trades may commence. Further information about our trading restrictions is available under "Stock Ownership – Stock Trading Restrictions" above.

What We Don't Do

- No stock option reloading.

- No repricing of underwater stock options.

- No tax gross-ups for financial planning or loss on sale of home in connection with a relocation.

- No excise tax gross-ups upon a change in control.

- No hedging by our executive officers, directors or other specified "insiders," who are prohibited from trading in publicly traded options, puts, calls, straddles, or similar derivative securities of the Company and from effecting short sales of Company securities and/or purchasing financial instruments designed to hedge or offset any decrease in the market value of Company securities.

Philosophy of Executive Compensation Program

Our executive compensation philosophy is focused upon attracting, retaining and incentivizing highly talented individuals who are committed to driving Sysco's vision and strategy. Sysco's executive compensation programs are designed to directly link executives' pay to their performance and the advancement of Sysco's overall performance and business strategies and to align executives' interests with those of our stockholders. These programs are designed to deliver highly competitive compensation for superior company performance. Likewise, when Company performance falls short of expectations, our variable incentive programs deliver lower

levels of compensation. However, the CLD Committee tries to balance pay-for-performance objectives with retention considerations, so that, even during temporary downturns in the economy and the foodservice industry, the programs continue to ensure that qualified, successful, performance-driven employees stay committed to increasing Sysco's long-term value. Furthermore, to attract, retain and incentivize highly skilled management, our compensation programs must remain competitive with those of comparable employers who compete with us for talent.

Core Principles

We use the following key principles as the cornerstone of Sysco's executive compensation philosophy to attract, retain and incentivize highly talented business leaders to drive financial and strategic growth and build long-term stockholder value:



PAY FOR PERFORMANCE

Provide base salaries that reflect each NEO's background, experience and performance, combined with variable incentive compensation that rewards executives at higher levels than at peer companies when superior performance is achieved, while below median performance results in compensation that is below the median pay of peer companies;

COMPETITIVENESS AND RETENTION

Provide a competitive pay opportunity that attracts and retains the highest quality professionals;

ACCOUNTABILITY FOR SHORT- AND LONG-TERM PERFORMANCE

Strike an appropriate balance between achieving both short-term and long-term interests of the business through short-term and long-term compensation; and

ALIGNMENT WITH STOCKHOLDERS' INTERESTS

Link the interests of our NEOs with those of our stockholders through significant at-risk, equity-based compensation.

Transitional Approach to Fiscal 2021 Compensation Design

The COVID-19 pandemic had an adverse impact on numerous aspects of Sysco's business, financial condition and results of operations, including the Company's financial performance with respect to the performance metrics under its fiscal 2020 annual and long-term incentive awards. This resulted in significantly lower executive compensation levels in fiscal 2020, as compared to fiscal 2019. In July 2020, at the time the CLD Committee established the executive compensation program for fiscal 2021, the troubled state of the foodservice industry and the continuing uncertainties in the Company's business arising from the impact of the COVID-19 pandemic rendered it impracticable for the Company to establish credible financial goals. Consequently, in light of the extraordinary circumstances confronting the foodservice industry, the CLD Committee adopted a temporary, transitional approach to executive compensation for fiscal 2021, recognizing that Sysco's historical management incentive pay practices would be inadequate for successfully navigating the uncertain market environment. Semler Brossy Consulting Group LLC ("Semler Brossy"), the independent compensation consultant engaged by the CLD Committee, confirmed to the CLD Committee at the time that this transitional approach was established that it was reasonable in light of the impact of the COVID-19 pandemic.

This transitional approach included the following short- and long-term pay components:

- **Short-Term Incentive Program:** a new short-term, cash-based incentive program (the "STIP") for fiscal 2021, with the year divided into two, six-month performance periods and a significant portion of the incentive opportunity for each six-month performance period tied to operational metrics (rather than financial metrics), which differed from the annual incentives awarded in previous fiscal years under the management incentive program; and

- **Long-Term Incentive Program:** long-term incentive awards that included a mix of (i) PSUs with a two-year performance period aligned with the timeframe for Sysco's business transformational initiatives (*i.e.*, cost reduction, market share growth, and digital commerce transfomation); (ii) stock options; and (iii) RSUs.

On July 30, 2021, the CLD Committee approved the Company's short-term and long-term incentive programs for fiscal 2022, which restored financial metrics for the fiscal 2022 STIP and the fiscal 2022 PSUs and returned to a three-year performance period for the PSUs. These changes are more consistent with the CLD Committee's historical grant practices prior to fiscal 2020. For further discussion, see "—Fiscal 2022 Executive Compensation" below.

Components and Objectives of Executive Compensation Program

Sysco's executive compensation program, which reflects the transitional approach described above under "—Philosophy of Executive Compensation Program–Transitional Approach to Fiscal 2021 Compensation Design," includes the following components and objectives, each of which is described in greater detail later in the Compensation Discussion and Analysis. The CLD Committee generally references the median of the competitive market when making pay decisions, but does not target any specific positioning relative to market for any component of pay or for total compensation. Rather, the CLD Committee considers each executive's role, experience, current and expected contributions, and internal equity compared to peers, among other factors, when determining each pay element and total compensation levels at target performance.

	Component:	Description:	Objective of Element:
Annual Compensation	Base Salary	The CLD Committee generally sets base salaries at or below market competitive levels to provide a fixed, competitive base of cash compensation and to provide enhanced weighting to the incentive-based components of the overall pay program. The CLD Committee then may adjust the base salaries based on a number of factors, which may include merit increases, the executive's unique job responsibilities, management experience, individual contributions, number of years in his or her position and market position of current salary, as described under "—What We Paid and Why—Compensation for NEOs" below.	• Provide each NEO with a fixed compensation component that reflects the individual's position and responsibilities and opportunities in the marketplace. • Contribute to a competitive pay mix with an appropriate balance between fixed and variable pay components.
	Short-Term Incentive Award	Awards under the short-term incentive program ("STIP") were made in lieu of the annual incentive award and were similarly designed to offer opportunities for cash compensation tied directly to performance. In connection with the transitional approach to executive compensation for fiscal 2021 described above, the STIP divided fiscal 2021 into two discrete performance periods: (i) June 28, 2020 to December 26, 2020 ("1H21") and (ii) December 27, 2020 to July 3, 2021 ("2H21"). The STIP was designed to offer opportunities for cash compensation tied to Company performance with regard to pre-established operational targets (*i.e.*, market share growth and operations productivity) and the NEO's achievement of his strategic bonus objectives ("SBOs"). For a discussion of the 1H21 and 2H21 operational metrics and threshold requirements for payment of each component for each of the NEOs, see "—What We Paid and Why—Compensation for NEOs—Annual Incentive Award—Detailed Information" below. Incentive payments earned under the STIP with respect to each performance period were paid in cash in the fiscal quarter following the conclusion of that performance period.	• Incentivize the near-term achievement of key transformational initiatives and operational metrics that supported the Company's efforts to successfully navigate the recovery. • Promote pay for performance and provide variable rewards within a competitive range of total cash compensation.

	Component:	Description:	Objective of Element:
Long-Term Incentives	**Performance Share Units ("PSUs")**	For purposes of the fiscal 2021 annual LTI award, 50% of the target LTI opportunity was in the form of PSUs, through which each NEO has an opportunity to earn shares of Common Stock and dividend equivalents (if applicable) based on Sysco's performance over a two-year period. The compensation opportunity under the PSUs for the two-year performance period that commenced in fiscal 2021 is based on the Company's performance with respect to cost reduction, market share growth and digital commerce strategic targets pre-established by the CLD Committee, subject to a modifier tied to the Company's total shareholder return ("TSR"). For a description of the PSU program, see "—What We Paid and Why—Compensation for NEOs—Long-Term Incentives—Detailed Information—Stock Options and Performance Share Units" below.	• Closely align the executives' interests with those of our stockholders, with realized value based in part on post-grant share price appreciation. • Enhance performance and compensation alignment by linking PSU payouts to the achievement of Sysco's business transformational initiatives. • Foster retention through cliff vesting following two-year performance period.
	Stock Options	For purposes of the fiscal 2021 annual LTI award, 30% of the target LTI opportunity was in the form of stock options that vest one-third per year beginning one year from the grant date, which awards were valued using a Black-Scholes valuation model.	• Closely align the executives' interests with those of our stockholders, with realized value based on post-grant share price appreciation. • Foster retention through time vesting requirements.
	Restricted Stock Units ("RSUs")	For purposes of the fiscal 2021 annual LTI award, 20% of the target LTI opportunity was in the form of RSUs, which vest in three equal, annual installments commencing on the first day of the calendar month immediately following each of the first three anniversaries of the grant date and represent the right to receive one share of Common Stock. Dividend equivalents are paid in cash, if and when the underlying RSUs vest. See "Executive Compensation – Outstanding Equity Awards at Fiscal Year-End" below for a description of outstanding RSU grants.	• New LTI component for fiscal 2021 awarded in connection with transitional approach necessitated by the COVID-19 pandemic. • Foster retention through time vesting requirements.
	New Hire Make-Whole Awards: RSUs	RSUs were awarded on a one-time basis to Mr. Ørting to compensate him for forfeited long term incentives he was entitled to receive from his previous employer. For discussion of these make-whole awards, see "—What We Paid and Why—Compensation for NEOs—New Hire Compensation for Messrs. Alt, Ørting and Peck" below.	• Incentivize the executive to accept the officer position by offsetting the loss of LTI compensation resulting from terminating the previous employment.
Retirement, Other Benefit Programs and Perquisites	**Non-Qualified Retirement Benefits and Deferred Compensation Plan**	The Management Savings Plan (the "MSP") is a non-qualified, deferred compensation plan. The MSP allows participants to defer current cash compensation and employer contributions, plus applicable earnings, for payment on specified dates or upon certain specified events. Certain NEOs also participate in frozen legacy plans, such as the Supplemental Executive Retirement Plan and Executive Deferred Compensation Plan.	• Support executive performance and retention through vesting requirements and forfeiture provisions applicable to Company contributions. • Complement the Sysco 401(k) Plan to serve as the primary retirement savings vehicles for executives. • Provide a market competitive retirement savings opportunity for executives.
	Other Benefits and Perquisites	The NEOs are eligible to participate in the same benefit programs that are offered to other salaried employees. Limited perquisites are provided to NEOs, including payment of additional life and accidental death and dismemberment insurance coverage, long-term care insurance coverage, reimbursement of costs for annual medical exams, long-term disability coverage, payment of fees related to the preparation of foreign tax returns where warranted due to company business, and certain expenses related to spousal travel in connection with business events. See "—What We Paid and Why—Compensation for NEOs—Executive Perquisites & Other Benefits—Detailed Information" below.	• Provide limited market competitive benefits to protect employees' and their covered dependents' health and welfare. • Facilitate strong job performance and enhance productivity.

How Executive Pay is Established

The CLD Committee, in consultation with management and the CLD Committee's independent compensation consultant, continues to focus on ensuring that our executive compensation programs reinforce our pay for performance philosophy and enhance stockholder value. During fiscal 2021, the CLD Committee continued to engage Semler Brossy as its independent compensation consultant.

In developing Sysco's pay for performance policies, the CLD Committee generally evaluates elements of pay as compared to a compensation peer group, as discussed below. However, the CLD Committee has not historically used a precise formula for allocating between fixed and variable, cash and non-cash, or short-term and long-term compensation, allowing it to incorporate flexibility into our annual and long-term compensation programs and adjust for the evolving business environment.

Committee Oversight

The CLD Committee, which consists entirely of independent directors, is responsible for overseeing Sysco's executive compensation program. The CLD Committee determines and approves all compensation of the CEO and Sysco's other senior officers, including the NEOs. The CLD Committee develops and oversees programs designed to compensate our corporate officers, including the NEOs. The CLD Committee is also authorized to approve all grants of PSUs, stock options, restricted stock, RSUs, cash and other awards to participants under our stockholder-approved Sysco

Corporation 2018 Omnibus Incentive Plan. Further information regarding the CLD Committee's responsibilities is found under "Corporate Governance – Board Meetings and Committees" and in the CLD Committee's Charter, available on the Sysco website at *www.sysco.com* under "Investors — Corporate Governance — Board of Directors & Committee Composition."

The CLD Committee has several resources and analytical tools it considers in making decisions related to executive compensation. The following table discusses the key tools the CLD Committee uses.

Committee Resources

Independent Committee Consultant	Semler Brossy attended eight CLD Committee meetings during fiscal 2021. Semler Brossy advised on compensation matters, including peer group composition, short-term and long-term incentive plan designs, and market data on CEO and other NEO compensation.
	More specifically, Semler Brossy:
	• Reviewed the continuing appropriateness of the compensation peer group described below under "—Use of Peer Group and Survey Data";
	• Prepared executive compensation studies for the CLD Committee, in May 2020 and June 2021, which included a comparison of base salaries and estimation of total cash compensation and total direct compensation, inclusive of short-term and long-term incentive opportunities for the NEOs relative to the applicable peer or other comparison group;
	• Conducted a pay-for-performance analysis, comparing the relationship between actual realizable pay for the NEOs and the Company's total shareholder return to that of the applicable peer group; and
	• Compared Sysco's aggregate equity usage to the applicable peer group.
	The CLD Committee consulted Semler Brossy for all executive compensation decisions made for fiscal 2021 and fiscal 2022, including: (i) the development of the transitional approach to executive compensation for fiscal 2021, consisting of base salary determinations and short-term and long-term incentive awards; (ii) the new hire compensation packages offered to Messrs. Alt, Ørting and Peck, including the make-whole components; and (iii) the replacement PSU award for Mr. Hourican.
	The CLD Committee has determined Semler Brossy to be independent from the Company and that no conflicts of interest exist related to the firm's services provided to the CLD Committee. Other than with respect to Semler Brossy's respective roles in advising the CLD Committee and the Governance Committee with respect to non-employee director compensation, the firm did not perform any other services for Sysco. Semler Brossy is an independent consultant with responsibility for reporting directly and exclusively to the CLD Committee and the Corporate Governance and Nominating Committee (the "Governance Committee"). Additionally, Semler Brossy has policies and procedures in place to prevent conflicts of interest. The fees Semler Brossy received from Sysco during fiscal 2021 represented less than 2% of the firm's total revenues.
	Neither Semler Brossy, nor any advisor of the firm, had a business or personal relationship with any member of the CLD Committee or any executive officer of Sysco since the beginning of fiscal 2020. No Semler Brossy advisor directly owned any Common Stock since the beginning of fiscal 2020.
Sysco's Human Resources Department	Sysco's Executive Vice President, Human Resources and the Human Resources Department ("HR") provide additional analysis and guidance related to NEO compensation, as requested by the CLD Committee, including the following:
	• Assisting the CEO in making preliminary recommendations of base salary ranges, short-term and long-term incentive program design and target award levels for the NEOs and other employees eligible to receive such incentive awards.
	• Providing scenario planning – HR provides the CLD Committee with anticipated payment levels throughout the year based on the Company's projections relative to the performance measures.
	• Providing comparison data on the internal equity of the compensation awarded within the Sysco organization.
CEO	For other NEOs, the CEO makes individual recommendations to the CLD Committee on base salary and short- and long-term incentive goals and award opportunities. The CEO also provides initial recommendations for short-term incentive award performance targets and individual SBOs for the CLD Committee to consider. The CLD Committee reviews, discusses, modifies and approves, as appropriate, these compensation recommendations. Mr. Hourican made recommendations for the fiscal 2021 and fiscal 2022 compensation for the NEOs, which the CLD Committee accepted in each case. No member of management, including the CEO, had a role in determining his or her own compensation.

Determining NEO Compensation

In developing recommendations for the CLD Committee, the CEO and HR consult benchmarking analyses and other market data from the CLD Committee's independent compensation consultant and other advisors, as described elsewhere in this proxy statement, and follow the philosophy and pursue the objectives described above under "– Philosophy of Executive Compensation Program." The CLD Committee, with input from its independent compensation consultant, determines each element of

compensation for the CEO. With input from its independent compensation consultant, HR and the CEO, the CLD Committee determines each element of compensation for the other NEOs. The CLD Committee is under no obligation to follow these recommendations. Executive officers and others may also participate in discussions with the CLD Committee when invited to do so.

Use of Peer Group and Survey Data

Sysco is the largest global distributor of food and food-related products primarily to the foodservice and food-away-from-home industry. Accordingly, the CLD Committee concluded that the most comparable companies with respect to executive pay for fiscal 2021 and fiscal 2022 include (i) Sysco's two U.S. public company foodservice distribution competitors and (ii) companies in other industries whose business size and complexity are similar to ours and with which we compete for top executive talent. However, due to the lack of a sufficient number of directly comparable public companies, the peer group developed for the executive compensation analysis for our NEOs is not the same peer group that is used in the stock performance graph included in our annual report to stockholders.

The CLD Committee regularly evaluates the compensation analysis peer group for appropriateness, applying revenue, market capitalization, and earnings before interest and taxes as the primary screening criteria and selecting companies from among those in the logistics and distribution, consumer products and retail sectors. Following this evaluation in each of the past two fiscal years, the CLD Committee determined that the following companies would constitute the peers for executive pay and performance benchmarking for decisions made for fiscal 2021 and fiscal 2022, which we refer to as our "peer group" or "peer companies" throughout this proxy statement:

Fiscal 2021 and Fiscal 2022 Peer Group

• Aramark	• Dollar Tree, Inc.	• Lowe's Cos. Inc.	• United Parcel Service Inc.
• Archer Daniels Midland Company	• FedEx Corp.	• Performance Food Group	• US Foods Holding Corp.
• Bunge Limited	• Kimberly-Clark Corporation	• Target Corp.	• Walgreens Boots Alliance, Inc.
• Costco Wholesale Corp.	• The Kroger Co.	• Tyson Foods, Inc.	

Semler Brossy Executive Compensation Studies

May 2020 Report. In connection with the CLD Committee's routine executive compensation determinations for fiscal 2021, the CLD Committee reviewed Semler Brossy's May 2020 executive compensation study, which compared Sysco's target total direct compensation (as defined below) for Messrs. Hourican, Grade and Bertrand to the median pay levels of the most directly comparable officers of the peer companies and/or the companies reflected in general industry survey data, as appropriate. Peer group compensation data was limited to information that was publicly reported and, in addition to the peer group data, Semler Brossy collected market data from compensation surveys for executive positions where the scope of responsibilities for the Sysco executives was not comparable to the peer group NEOs and where general industry survey data provided a better match for comparable positions in the market.

To the extent it deemed appropriate, the CLD Committee used the peer group and market data to benchmark the major components of compensation for our NEOs. In addition to benchmarking the composition of the incentive opportunities, the CLD Committee also validated Sysco's actual pay and performance alignment using total shareholder return for a three-year period.

Analysis of New Hire Compensation. Semler Brossy also prepared a similar compensation analysis in connection with the CLD Committee's review of the proposed executive compensation offered to each of Messrs. Alt, Ørting and Peck. See "What We Paid and Why—Compensation for NEOs—New Hire Compensation for Messrs. Alt, Ørting and Peck" below for further discussion of the benchmarking data provided by Semler Brossy.

June 2021 Report. For fiscal 2022, Semler Brossy similarly prepared and provided the CLD Committee in June 2021 an updated executive compensation study, which included analyses for all of the NEOs.

"Target total direct compensation" was defined as target total cash compensation plus the value of stock options, RSUs and PSUs expected to be granted with respect to the year in question; with stock options valued using a Black-Scholes valuation model and each RSU and PSU valued at the average closing price of a share of Common Stock for the ten trading days immediately preceding the date of grant.

What We Paid and Why – Compensation for NEOs

Replacement PSU Award for Mr. Hourican

On June 23, 2021, the CLD Committee approved the cancellation and replacement of the PSUs previously issued to Mr. Hourican on February 12, 2020, in connection with his new hire compensation. These PSUs consisted of (i) 65,259 PSUs issued as part of his fiscal year 2020 annual long-term incentive award (the "FY20 PSU Award") and (ii) 54,595 PSUs issued as a make-whole award (the "Make-Whole PSU Award") for outstanding equity issued by Mr. Hourican's prior employer that was forfeited. The goals for these PSU awards were established in July 2019, more than six months prior to Mr. Hourican's appointment as President and CEO.

Summary of Mr. Hourican's New Hire PSU Awards

As disclosed previously, in January 2020, the Board elected Mr. Hourican as President and CEO, effective February 1, 2020. At the time of his election, the CLD Committee approved a new hire compensation package for Mr. Hourican with a significant emphasis on equity-based incentives intended to immediately and significantly align his interests with the interests of Sysco's stockholders, as well as to motivate and reward him for driving improvements in the Company's performance. Specifically, these awards included a target annual equity award and a make-whole award for shares that Mr. Hourican was forfeiting by leaving his prior employer, as described further below:

Compensation Component	Target Value	Description
Target annual equity award for fiscal 2020 granted on February 12, 2020	$8,500,000	Represents annual LTI target award valued at 654% of his annual base salary, which was approximately at median for Sysco's peer group at the time.
		Awarded 40% in stock options and 60% in PSUs. The options vest in three equal, annual installments on August 21, 2020, 2021 and 2022. The PSUs were issued with a performance period from June 30, 2019 through July 2, 2022.
Equity make whole – forfeited equity awards	$12,800,000	Replaced the value of outstanding equity awards issued by his previous employer that were scheduled to vest in April 2021 (RSUs, PSUs and options), April 2022 (PSUs and options) and April 2023 (options).
		Awarded 33% in stock options, 33% in time-based RSUs and 33% in PSUs. The options have a 10-year term and vest in three equal, annual installments on August 21, 2020, 2021 and 2022. The RSUs vest and settle in two equal installments on the 12-month and 18-month anniversaries of Mr. Hourican's start date, February 1, 2020. The PSUs were issued with a performance period from June 30, 2019 through July 2, 2022.

Impact of COVID-19 Pandemic on Mr. Hourican's New Hire PSUs

Within weeks of Mr. Hourican's appointment, the World Health Organization declared the coronavirus a pandemic and governments across the U.S. and Europe initiated lockdowns. These events had an adverse impact on numerous aspects of Sysco's business, financial condition and results of operations, including the Company's financial performance with respect to the performance metrics under its annual and long-term incentive awards. Immediately after the onset of the crisis, Sysco leadership acted quickly to stabilize the business, including ensuring access to liquidity, reducing variable and structural costs and pivoting its business to maximize sales during a period of disruption. In addition, Mr. Hourican has led the Company's efforts to substantially accelerate the transformation of its business and strengthen the executive leadership team required to successfully implement the transformation plan.

In excess of 40% of Mr. Hourican's total new hire equity award was in the form of PSUs with performance goals that were established in July 2019, prior to Mr. Hourican's employment. Due to the effects of the pandemic, within months of the grant date, the performance goals under the PSUs granted to Mr. Hourican in February 2020 became effectively unachievable, and the CLD Committee deemed those previously set goals no longer relevant. Although the CLD Committee believes strongly in pay-for-performance, the circumstances surrounding the impact of the pandemic on Sysco's business, which occurred almost immediately after Mr. Hourican's appointment, were extraordinary, and the CLD Committee believes it would be detrimental to the Company's business to undermine the motivation and retention of its CEO by allowing his new hire PSUs to remain unachievable. No adjustments to the PSUs previously issued to any other participant were made or are contemplated by the CLD Committee.

Approval of Replacement PSU Award

As a result, following careful deliberations, on June 23, 2021, the CLD Committee approved (i) the cancellation of the FY20 PSU Award and the Make-Whole PSU Award; and (ii) the issuance, pursuant to the Sysco 2018 Omnibus Incentive Plan, of a replacement award consisting of an equivalent number of new PSUs. The new PSUs were granted using the same performance goals as the fiscal 2021 PSUs described below, subject to the following additional terms:

- The shares of Common Stock received by Mr. Hourican, if any, upon the vesting of these replacement PSUs will be subject to a two-year holding requirement;

- Consistent with his original award, 50% of the new PSUs issued to replace the FY20 PSU Award will vest immediately if Mr. Hourican's employment is terminated without cause or upon his resignation for good reason, as such terms are defined in the letter agreement between Sysco and Mr. Hourican (together, an "Involuntary Termination"); and
- Consistent with his original award, 100% of the new PSUs issued to replace the Make-Whole PSU Award will vest immediately upon Mr. Hourican's Involuntary Termination.

This action allowed the CLD Committee to align Mr. Hourican's new hire incentives with the current business context, recognize the scope and effectiveness of his strong leadership during this crisis, including his leadership of the Company's business transformation initiatives, and continue to motivate and incentivize Mr. Hourican's performance with equity compensation that includes achievable, while still rigorous, goals.

New Hire Compensation for Messrs. Alt, Ørting and Peck

Following an extensive search process supported by a third-party executive search firm, the Board, as recommended by the Governance Committee, determined that Messrs. Alt, Ørting and Peck were the best candidates for their respective officer positions. For further discussion of the experience and qualifications of each of these NEOs, please refer to "Executive Officers" above.

Annual Compensation

For purposes of determining the annual executive compensation to be offered to each of Messrs. Alt, Ørting and Peck, the CLD Committee reviewed:

- Each candidate's proposed job responsibilities;
- Each candidate's experience, skills and qualifications;
- Each candidate's then-current base salary, annual incentive compensation and long-term incentive compensation; and
- Benchmarking data provided by Semler Brossy.

The benchmarking data provided by Semler Brossy compared the proposed target total direct compensation for the candidate to the target total direct compensation (i) for officers in comparable positions at peer companies and other similarly-sized companies (for Mr. Alt) and (ii) reported for officers in comparable positions in general industry surveys conducted by two nationally recognized survey sources, Willis Towers Watson and Aon (for Messrs. Alt, Ørting and Peck). For all three candidates, the data provided by Semler Brossy also compared the proposed target total direct compensation to the target total direct compensation for the Company's other executive vice presidents.

The Company then extended offers to the candidates and, following individual negotiations, reached agreement with the candidates on their respective annual compensation packages. The compensation packages for fiscal 2021, which are described below, were in each case consistent with the authorization provided by the CLD Committee.

Aaron E. Alt, Executive Vice President and Chief Financial Officer

- **Annual base salary**

  Fixed element of compensation.

- **Annual incentive plan (at target performance)**

  Target of 100% of base salary, with the incentive opportunity pro-rated for the period of actual service.

- **Target annual equity award for fiscal 2021 granted on December 7, 2020**

  Represents annual LTI target award valued at 325% of his annual base salary. Mr. Alt received a full LTI award for fiscal 2021, rather than a pro-rated award, in lieu of a make-whole equity award, to (i) replace the value of outstanding equity awards issued by his previous employer that were scheduled to vest in September 2021 (RSUs), November 2021 (RSUs and PSUs) and November 2022 (RSUs and PSUs) and (ii) better align his focus with the objectives for the other NEOs under Sysco's annual and long-range plans and transformational initiatives.

  Awarded 50% in PSUs, 30% in stock options and 20% in RSUs. The PSUs were issued with a performance period from June 28, 2020 to July 2, 2022. The options vest in three equal, annual installments on December 7, 2021, 2022 and 2023. The RSUs vest in three equal, annual installments on January 1, 2022, 2023 and 2024.



2021 Target Total Direct Compensation

$775,000 Annual incentive plan (at target performance)

$775,000 Annual base salary

Target total direct compensation $4,068,750

$2,518,750 Target annual equity award for fiscal 2021 granted on December 7, 2020

Tim Ørting Jørgensen, Executive Vice President and President, Foodservice Operations, International

- **Annual base salary**

  Fixed element of compensation.

- **Annual incentive plan (at target performance)**

  Target of 125% of base salary, with the incentive opportunity pro-rated for the period of actual service.

- **Target annual equity award for fiscal 2021 granted on April 14, 2021**

  Represents pro-rata portion of annual LTI target award valued at 275% of his annual base salary.

  Awarded in RSUs that vest and settle in three equal, annual installments on May 1, 2022, 2023 and 2024.



2021 Target Total Direct Compensation

€750,000 Annual incentive plan (at target performance)

€825,000 Target annual equity award for fiscal 2021 granted on April 14, 2021

Target total direct compensation **€2,175,000**

€600,000 Annual base salary

Thomas R. Peck, Jr., Executive Vice President, Chief Information and Digital Officer

- **Annual base salary**

  Fixed element of compensation.

- **Annual incentive plan (at target performance)**

  Target of 100% of base salary, with the incentive opportunity pro-rated for the period of actual service.

- **Target annual equity award for fiscal 2021 granted on February 11, 2021**

  Represents annual LTI target award valued at 300% of his annual base salary. Mr. Peck received a full LTI award for fiscal 2021, rather than a pro-rated award, in lieu of a make-whole equity award, to (i) replace the value of outstanding equity awards issued by his previous employer that were scheduled to vest in June 2021 (RSUs and PSUs), June 2022 (RSUs and PSUs) and January 2023 (PSUs); and (ii) better align his focus with the objectives for the other NEOs under Sysco's annual and long-range plans and transformational initiatives.

  Awarded 50% in PSUs, 30% in stock options and 20% in RSUs. The PSUs were issued with a performance period from June 28, 2020 to July 2, 2022. The options vest in three equal, annual installments on February 11, 2022, 2023 and 2024. The RSUs vest in three equal, annual installments on March 1, 2022, 2023 and 2024.



2021 Target Total Direct Compensation

$650,000 Annual incentive plan (at target performance)

$1,950,000 Target annual equity award for fiscal 2021 granted on February 11, 2021

Target total direct compensation **$3,250,000**

$650,000 Annual base salary

The CLD Committee believes that the annual pay packages for Messrs. Alt, Ørting and Peck are appropriate in light of each NEO's experience, skills and qualifications and as an inducement to join Sysco. Each of these pay packages was heavily weighted to variable pay and equity incentives in order to strongly link pay with future performance and to align each NEO's interests with the interests of our stockholders.

Make-Whole Compensation

In addition to the new hire annual pay packages described above, in order to compensate Messrs. Alt, Ørting and Peck for forfeited incentives they were entitled to receive from their respective previous employers, we extended the one-time, make-whole awards described below. In developing the make-whole compensation packages described below, the CLD Committee considered each NEO's experience and expected future contributions to Sysco. The CLD Committee also considered the associated one-time costs of replacing compensation value that the NEOs forfeited by leaving their respective previous employers.

NEO	Make-Whole Compensation Component	Target Value	Description
Alt	Cash make whole – forfeited annual incentive and forfeited equity vesting in May 2021	$365,000*	Replaced the annual incentive award from his previous employer based on the publicly reported performance and the value of RSUs issued by his previous employer that were scheduled to vest in May 2021.
	Equity make whole – forfeited equity awards	–	See the preceding table for a discussion of Mr. Alt's receipt of a full fiscal 2021 LTI award in lieu of a make-whole equity award to replace the value of forfeited equity awards issued by his previous employer.
Ørting	Cash make-whole – forfeited cash-based long-term incentive awards	€1,000,000*	Replaced the value of cash-based, long-term incentive awards from his previous employer that were scheduled to vest in 2021 and 2022.
	Equity make-whole – forfeited LTI award opportunity	€1,000,000	Replaced the value represented by his previous employer's significantly reduced vesting schedule for LTI awards (*i.e.*, one-third of LTI awards vest immediately, with the remainder vesting in equal portions over two years). Awarded in RSUs that vest and settle in two equal installments on April 14, 2022 and 2023. RSUs are subject to a 12-month holding requirement on all net shares until after the third anniversary of the grant date.
Peck	Cash make whole – forfeited annual incentive	$850,000*	Replaced the target value of the annual incentive award from his previous employer.
	Equity make whole – forfeited equity awards	–	See the preceding table for a discussion of Mr. Peck's receipt of a full fiscal 2021 LTI award in lieu of a make-whole equity award to replace the value of forfeited equity awards issued by his previous employer.

* If the NEO voluntarily terminates his or her employment or is terminated for cause, the NEO must repay (i) 100% of this amount (if the termination occurs within his or her first 12 months of service) or (ii) 50% of this amount (if the termination occurs during his or her second 12 months of service).

Alignment with Stockholder Interests

The CLD Committee believes that, as a result of the overall compensation package provided to Messrs. Alt, Ørting and Peck, their interests are significantly aligned with the interests of Sysco's stockholders. To reinforce that alignment over the long term, each of these NEOs is subject to Sysco's share ownership guidelines for executive officers, which requires each of our executive vice presidents to hold shares equal in value to four times his or her base salary.

Base Salary – Analysis

Due primarily to the significant impact of the COVID-19 pandemic on Sysco's business results for fiscal 2020, the CLD Committee determined that the base salaries for the NEOs would not be increased for fiscal 2021, maintaining each NEO's base salary at the fiscal 2020 amount.

In determining the initial annual base salary to be offered to each of Messrs. Alt, Ørting and Peck for fiscal 2021, the CLD Committee reviewed each of the factors described above under "—New Hire Compensation for Messrs. Alt, Ørting and Peck – Annual Compensation."

Base Salary – Detailed Information

We pay base salaries to attract and retain talented executives and to provide a fixed base of cash compensation. The table below shows the annualized salaries, as applicable, of each NEO at the beginning of fiscal 2020, 2021 and 2022, with the effective dates as noted below:

Named Executive Officer	FY2020 Base Salary[1]		FY2021 Base Salary[2]		FY2022 Base Salary[3]	
Kevin P. Hourican	$	1,300,000	$	1,300,000	$	1,300,000
Aaron E. Alt		n/a[4]		775,000		794,400
Joel T. Grade		690,000		690,000		700,400
Greg D. Bertrand		678,300		678,300		702,000
Tim Ørting Jørgensen		n/a[4]	€	600,000[5]	€	612,000[5]
Thomas R. Peck, Jr.		n/a[4]	$	650,000	$	666,300

(1) The CLD Committee approved these base salaries effective as of September 1, 2019.

(2) The CLD Committee approved these base salaries for Messrs. Hourican, Bertrand and Grade effective as of September 1, 2020.

(3) The CLD Committee approved these base salaries effective as of August 29, 2021.

(4) Mr. Alt's employment with Sysco began on December 7, 2020; Mr. Ørting began his employment with Sysco on January 4, 2021; and Mr. Peck began his employment with Sysco on January 4, 2021.

(5) Mr. Ørting's base salary, which was expressed in Euros when approved by the CLD Committee, is paid in British pounds sterling. See "Executive Compensation—Summary Compensation Table" below for Mr. Ørting's annual base salary earned for fiscal 2021 expressed in U.S. dollars.

Short-Term Incentive Award – Analysis

Pursuant to the Sysco Corporation 2018 Omnibus Incentive Plan, which we refer to as the "Incentive Plan," the CLD Committee is authorized to provide key executives, including the NEOs, with equity and cash awards, including the opportunity to earn incentive cash payments through the grant of short-term, performance-based incentive awards.

As discussed above under "—Philosophy of Executive Compensation Program—Transitional Approach to Fiscal 2021 Executive Compensation," due to the challenges associated with establishing a credible financial plan for fiscal 2021 as a result of the COVID-19 pandemic impact, the CLD Committee adopted the Short-Term Incentive Program for fiscal 2021 (the "STIP"), a new short-term, cash-based incentive program, which differs from the annual incentives awarded in previous fiscal years under the management incentive program.

The CLD Committee established operational targets and SBOs under the STIP for each six-month performance period that maintained management's dual focus on successfully navigating the recovery in the foodservice market, while delivering on key strategic and transformational initiatives.

The CLD Committee intended for the operational performance targets to represent challenging (but attainable) objectives within management's control, with a reasonable line-of-sight to achievement and upside for exceptional performance, and management's achievement of these goals was expected to drive and accelerate the Company's overall results through market share growth and greater operational efficiency. The CLD Committee designed the SBOs to measure management's success in executing on the Company's key strategic and transformational initiatives (*i.e.*, SHOP & Digital Customer Opportunities, USBL Regionalization, US Local Sales and Supply Chain Transformation, European Transformation, Cost Out and Margin Management), with significant milestones for these initiatives imbedded in each SBO. See "—Executive Summary—Business Highlights" above for further discussion of these key initiatives.

In determining the initial short-term incentive award opportunity to be offered to each of Messrs. Alt, Ørting and Peck for fiscal 2021, the CLD Committee reviewed each of the factors described above under "—New Hire Compensation for Messrs. Alt, Ørting and Peck–Annual Compensation."

Short-Term Incentive Award – Detailed Information

Performance Periods

The STIP divided fiscal 2021 into two discrete performance periods: (i) June 28, 2020 to December 26, 2020 ("1H21") and (ii) December 27, 2020 to July 3, 2021 ("2H21"). Cash payments were made following the end of each performance period.

STIP Plan Design

The STIP is designed to offer opportunities for cash compensation tied to Company performance with respect to the pre-established operational performance targets for each performance period and the NEO's achievement of the SBOs for that performance period. Under the STIP, each participating NEO's aggregate incentive opportunity for fiscal 2021 was targeted at the following percentages of annual base salary:

Name	STIP Target (as % of Base Salary)
Hourican	150%
Alt[1]	100%
Grade	125%
Bertrand	125%
Ørting[1]	125%
Peck[1]	100%

(1) Messrs. Alt, Ørting and Peck were not eligible to participate in the STIP for 1H21 due to their respective start dates with the Company

The STIP payment with respect to each performance period for each of the applicable operational performance targets was calculated based on Company performance relative to each such target and paid to the participant independently from the other components. Further, the payment earned by a participant for each performance period was paid following the conclusion of that performance period, without regard to whether any payments were earned for the other performance period. If performance with respect to any component of the STIP award had failed to meet the threshold level, a participant would not have received any payment with respect to that component.

The maximum possible payout of 162.5% of target (for 1H21) and 150.0% of target (for 2H21) for the Company performance portion of the STIP award for each of these performance periods represents reductions of 37.5% and 50.0%, respectively, from the 200% maximum under the management incentive program for fiscal 2020. The CLD Committee deliberately reduced the potential maximum award as compared to prior annual incentive awards due to the lack of financial objectives under the STIP.

1H21 Performance Period

STIP Performance Metrics – 1H21

The STIP award opportunity for each of the NEOs eligible for a 1H21 payout (Messrs. Hourican and Grade) was based on the following pre-determined metrics, weighted as indicated below:

25%	Market Share Growth	The increase in new accounts in the U.S. broadline and Canadian broadline ("USCABL") markets, subject to a potential modifier (of up to +25%) based on the case volume of sales from those new accounts, in each instance as compared to the pre-established targets. Cases are the foodservice industry-defined measure of a unit that is sold to a customer, and "case growth" for purposes of the STIP represents the percentage increase period-over-period in this volume measure. These market share growth metrics had a possible payout between 0% and 175%, depending on the Company's actual performance relative to the targets.
25%	Operations Productivity	USCABL operations productivity, measured by the variable operations labor cost per piece (12.5%) and the transportation pieces per trip (12.5%), as compared to the applicable pre-established targets. These operations productivity metrics had a possible payout between 0% and 150%, depending on the Company's actual performance relative to the targets.
50%	Strategic Bonus Objectives	The performance of the NEOs with respect to the SBOs, which were tied to Sysco's highest priority strategic/transformational initiatives. The SBOs had a possible payout between 0% and 150%, depending on actual performance relative to the targets.

The 1H21 STIP award opportunity for Mr. Bertrand, as a foodservice operations leader, was based on the foregoing performance metrics, except limited to the operational performance of the U.S. broadline market ("USBL").

STIP Performance Targets – 1H21

For Messrs. Hourican and Grade, the STIP provided for minimum incentive payments upon achieving the threshold levels of 1H21 operational performance reflected in the table below. The USCABL new accounts case volume metric functions as a modifier to the 1H21 STIP opportunity with respect to the USCABL New Accounts component, resulting in higher payment levels when USCABL new accounts case volume exceeds 9.6 million cases. The various levels of operational performance required to reach threshold, target and maximum payments are set forth below:

	1H21 STIP Operational Performance Targets (Messrs. Hourican and Grade)			
	Market Share Growth		**Operations Productivity**	
	USCABL New Accounts[1]	**USCABL New Accounts Case Volume Modifier[2]**	**USCABL Variable Operations Labor Cost/Piece[3]**	**USCABL Transportation Pieces Per Trip**
Threshold	28.1	≥8.2 – 9.6	Target VOLC + 5.1%	725
Target	33.1	>9.6 – 11	Target VOLC	744
Maximum	≥36.0	>11	≤Target VOLC - 4.1%	≥781

(1) *Measured in thousands of accounts.*

(2) *Measured in millions of cases. The modifier adjustment ranges from a zero payout for below threshold performance to a +25% payout for performance at or above the maximum level.*

(3) *The CLD Committee believed at the time it established the 1H21 STIP that achievement of the VOLC Target was challenging, but reasonably attainable.*

For Mr. Bertrand, the STIP provided for minimum incentive payments upon achieving the threshold level of 1H21 operational performance reflected in the table below. The USBL new accounts case volume metric functions as a modifier to the 1H21 STIP opportunity with respect to the USBL New Accounts component, resulting in higher payment levels when USBL new accounts case volume exceeds 9.2 million cases. The various levels of operational performance required to reach threshold, target and maximum payments are set forth below:

	1H21 STIP Operational Performance Targets (Mr. Bertrand)			
	Market Share Growth		**Operations Productivity**	
	USBL New Accounts[1]	**USBL New Accounts Case Volume Modifier[2]**	**USBL Variable Operations Labor Cost/Piece[3]**	**USBL Transportation Pieces Per Trip**
Threshold	26.0	≥7.8 – 9.2	Target VOLC + 5.1%	730
Target	30.5	>9.2 – 10.5	Target VOLC	749
Maximum	≥33.6	>10.5	≤Target VOLC - 5.1%	≥786

(1) *Measured in thousands of accounts.*

(2) *Measured in millions of cases. The modifier adjustment ranges from a zero payout for below threshold performance to a +25% payout for performance at or above the maximum level.*

(3) *The CLD Committee believed at the time it established the 1H21 STIP that achievement of the VOLC Target was challenging, but reasonably attainable.*

1H21 Financial Results and Performance Factors

For purposes of the 1H21 STIP, the Company's actual operational results included (i) USCABL new accounts of 35,062 (*exceeding target performance level*), as modified (+25%) by USCABL new accounts case volume of 13.3 million cases (*exceeding maximum performance level*); (ii) USCABL variable operations labor cost per piece of $0.98 (*approximating target performance level*); (iii) USCABL transportation pieces per trip of 761 (*exceeding target performance level*); (iv) USBL new accounts of 31,573 (*exceeding target performance level*), as modified by USBL new accounts case volume of 12.5 million cases (*exceeding maximum performance level*); (v) USBL variable operations labor cost per piece of $0.98 (*approximating target performance level*); and (vi) USBL transportation pieces per trip of 766 (*exceeding target performance level*).

Based on these results, we calculated weighted performance factors for each of the operational performance metrics under the 1H21 STIP as illustrated in the table below:

Calculation of 1H21 Weighted Operational Performance Factors (50% of target STIP incentive opportunity)

Operational Performance Metrics (for Messrs. Hourican and Grade)	Potential Payment	Weighting[1]	x	1H2021 Performance[2]	=	Weighted Operational Performance Factor
USCABL Market Share Growth	0% - 175%	25%		155.0%		38.75%
USCABL Operations Productivity	0% - 150%	25%		110.4%		27.6%

Operational Performance Metrics (for Mr. Bertrand)	Potential Payment	Weighting[1]	x	1H2021 Performance[2]	=	Weighted Operational Performance Factor
USBL Market Share Growth	0% - 175%	25%		141.9%		35.5%
USBL Operations Productivity	0% - 150%	25%		111.0%		27.7%

(1) This column represents, for each operational performance metric, the weighting of that metric for purposes of the 1H21 STIP incentive opportunity.

(2) The calculation of the Market Share Growth 1H21 performance reflects the New Accounts Case Volume Modifier of +25%, based on the Company's performance under this metric exceeding the maximum level.

Calculation of Total Award Earned under 1H21 STIP

The incentive award payment for each NEO under the 1H21 STIP was calculated as indicated in the table below, with 50% of the target incentive opportunity based on the applicable operational performance metrics and the remaining 50% of the target incentive opportunity based on individual performance with regard to pre-established SBOs, which the CLD Committee had the discretion to pay out between 0% - 150% based on its assessment of the NEO's performance. For further discussion of the CLD Committee's evaluation with respect to the SBOs of each NEO, as well as the calculation of each such NEO's "Weighted SBO Performance Factor" for purposes of the table below, please see "—Annual Incentive Award—Analysis" below.

Calculation of Total 1H21 STIP Awards – Messrs. Hourican and Grade

Name	Annual Base Salary[1]	STIP Target Incentive (% of Base Salary)	USCABL Market Share Growth Weighted Performance Factor	USCABL Operations Productivity Weighted Performance Factor	Weighted SBO Performance Factor	Aggregate Performance Factor[2]	Total STIP Award Earned for 1H21 Performance
Hourican	$ 1,300,000	150%	38.75%	27.6%	62.5%	128.8%	$ 1,255,800
Grade	690,000	125%	38.75%	27.6%	62.5%	128.8%	555,450
	Base	Target	A	B	C	APF = A + B + C	Total = Base x 50% x Target x APF

(1) 50% of each NEOs annual base salary was applied for purposes of calculating his 1H21 STIP award payout.

(2) Due to rounding, the component performance factor percentages do not add precisely to the total.

Calculation of Total 1H21 STIP Award – Mr. Bertrand

Name	Annual Base Salary[1]	STIP Target Incentive (% of Base Salary)	USBL Market Share Growth Weighted Performance Factor	USBL Operations Productivity Weighted Performance Factor	Weighted SBO Performance Factor	Discretionary Adjustment[2]	Aggregate Performance Factor	Total STIP Award Earned for 1H21 Performance
Bertrand	$ 678,300	125%	35.5%	27.7%	62.5%	3.1%	128.8%	$ 546,032
	Base	Target	A	B	C	D	APF = A + B + C + D	Total = Base x 50% x Target x APF

(1) 50% of Mr. Bertrand's annual base salary was applied for purposes of calculating his 1H21 STIP award payout.

(2) The CLD Committee approved a 3.1% discretionary increase to the aggregate performance factor for Mr. Bertrand's 1H21 STIP payout to promote an environment of teamwork and collaboration by aligning his short-term incentive payout with that of the other members of the executive leadership team in light of their collective efforts to achieve the results for the performance period.

2H21 Performance Period

STIP Performance Metrics – 2H21

The STIP award opportunity for each of the NEOs for a 2H21 payout was based on the following pre-determined metrics, weighted as indicated below:

25%	Market Share Growth	The increase in the case volume of sales from new USCABL accounts, subject to a potential "market share" modifier (ranging from -15% to +15%) that compares Sysco's sales growth in the U.S. Foodservice ("USFS") and SYGMA markets to the growth in such markets by the rest of the foodservice industry, in each case as compared to the pre-established targets; represents a streamlined approach to enhance the focus on increasing market share.
25%	Operations Productivity	USCABL operations productivity, measured by the variable operations labor cost per piece ("VOLC"), as compared to the applicable pre-established target; reflects the removal of the transportation pieces per trip component, to maintain focus on operational efficiency while ensuring alignment with transformational initiatives providing for no delivery minimums for customers.
50%	Strategic Bonus Objectives	Each NEO's individual performance with respect to his SBOs, which were tied to Sysco's highest priority strategic initiatives.

STIP Performance Targets – 2H21

The STIP provided for minimum incentive payments for the NEOs upon achieving the threshold levels of 2H21 operational performance reflected in the table below. The various levels of operational performance required to reach threshold, target and maximum payments are set forth below:

	2H21 STIP Operational Performance Targets		
	Market Share Growth		**Operations Productivity**
	Sales Volume from USCABL New Accounts[1]	**USFS and SYGMA Market Share Modifier[2]**	**USCABL Variable Operations Labor Cost/Piece[3]**
Threshold	9.4	≥1.0x – <1.2x	Target VOLC + 4.9%
Target	11.0	≥1.2x – <1.3x	Target VOLC
Maximum	≥12.7	≥1.3x	≤Target VOLC – 4.9%

(1) *Measured in millions of cases.*

(2) *Sysco's growth in sales in the USFS and SYGMA markets during the performance period is expressed as a multiple of the sales growth in such markets by the rest of the foodservice industry (excluding Sysco). The modifier adjustment ranges from a -15% payout for below threshold performance to a +15% payout (not to exceed 150% of target) for performance at or above the maximum level.*

(3) *The CLD Committee believed at the time it established the 2H21 STIP that achievement of the VOLC Target was challenging, but reasonably attainable.*

2H21 Financial Results and Performance Factors

For purposes of the 2H21 STIP, the Company's actual operational results included (i) sales volume from USCABL new accounts of 12.9 million cases (*exceeding maximum performance level*), (ii) USFS and SYGMA market share growth of 1.03x (*approximating threshold performance level*) which did not result in modification of the sales volume performance factor, and (iii) USCABL variable operations labor cost per piece approximated the threshold performance level.

Based on these results, we calculated weighted performance factors for each of the operational performance metrics under the 2H21 STIP as illustrated in the table below:

Calculation of Weighted Operational Performance Factors (50% of target STIP incentive opportunity)					
Operational Performance Metrics	**Potential Payment**	**Weighting[1]**	**x**	**2H2021 Performance[2]**	**= Weighted Operational Performance Factor**
USCABL Market Share Growth	0% - 150%	25%		150.0%	37.5%
USCABL Operations Productivity	0% - 150%	25%		51.5%	12.9%

(1) *This column represents, for each operational performance metric, the weighting of that metric for purposes of the 2H21 STIP incentive opportunity.*

(2) *The calculation of the Market Share Growth 2H21 performance was not subject to adjustment by the USFS and SYGMA market share growth modifier, due to such market share growth approximating the threshold performance level.*

Calculation of Total Award Earned under 2H21 STIP

The incentive award payment for each NEO under the 2H21 STIP was calculated as indicated in the table below, with 50% of the target incentive opportunity based on the applicable operational performance metrics and the remaining 50% of the target incentive opportunity based on individual performance with regard to pre-established SBOs, which the CLD Committee had the discretion to pay out between 0% - 150% based on its assessment of the NEO's performance. For further discussion of the CLD Committee's evaluation with respect to the SBOs, as well as the calculation of each such NEO's "Weighted SBO Performance Factor" for purposes of the table below, please see "—Strategic Bonus Objectives" below.

Calculation of Total 2H21 STIP Awards

Name	Annual Base Salary[1]	STIP Target Incentive (% of Base Salary)	USCABL Market Share Growth Weighted Performance Factor	USCABL Operations Productivity Weighted Performance Factor	Weighted SBO Performance Factor	Aggregate Performance Factor[2]	Total STIP Award Earned for 2H21 Performance
Hourican	$ 1,300,000	150%	37.5%	12.9%	53.9%	104.3%	$ 1,016,925
Alt	775,000	100%	37.5%	12.9%	53.9%	104.3%	404,163
Grade	690,000	125%	37.5%	12.9%	53.9%	104.3%	449,794
Bertrand	678,300	125%	37.5%	12.9%	53.9%	104.3%	442,167
Ørting	€ 600,000	125%	37.5%	12.9%	53.9%	104.3%	€ 391,125
Peck	$ 650,000	100%	37.5%	12.9%	53.9%	104.3%	$ 338,975
	Base	Target	A	B	C	APF = A + B + C	Total = Base x 50% x Target x APF

(1) For each of the NEOs, 50% of his annual base salary was applied for purposes of calculating the 2H21 STIP award payout. The payout for Mr. Ørting was calculated in Euros and converted to British pounds sterling upon payment, applying the average currency exchange rate for August 2021. See "Executive Compensation—Summary Compensation Table" below for Mr. Ørting's 2H21 STIP award payout expressed in U.S. dollars.

(2) Due to rounding, the component performance factor percentages do not add precisely to the total.

Strategic Bonus Objectives

The CLD Committee established the SBOs described in the tables below for each six-month performance period under the STIP based on Sysco's highest priority strategic and transformational initiatives. For the SBOs, in January 2021 (for the 1H21 SBOs) and July 2021 (for the 2H21 SBOs), the CLD Committee reviewed and rated the collective performance of the NEOs and determined the applicable SBO performance factors using the following rating and associated payment ranges: significantly below target (0%); below target (50% - 85%); on target (90% - 110%); above target (115% - 125%) and significantly above target (130% - 150%).

SBOs – 1H21 (Messrs. Hourican, Grade and Bertrand)	Committee's Review and Determination
SHOP & Digital Customer Opportunities (12.5%) Achieve selected milestones with regard to the: • utilization of the SHOP ordering and shopping platform, • enhancement of customer acquisition and onboarding, and • enhancement of the digital shopping experience.	Assigned an SBO Performance Factor of **140.0%** of target based on the evaluation of the performance of the NEOs, which resulted in a weighted payout factor of **17.5%** for this SBO.
Sales Transformation (12.5%) Successfully deploy the new sales consultant compensation program and the local sales transformation plan.	Assigned an SBO Performance Factor of **90.0%** of target based on the evaluation of the performance of the NEOs, which resulted in a weighted payout factor of **11.25%** for this SBO.
USBL Regionalization (12.5%) Achieve targeted cost savings through the successful implementation of regionalization in the USBL business.	Assigned an SBO Performance Factor of **130.0%** of target based on the evaluation of the performance of the NEOs, which resulted in a weighted payout factor of **16.25%** for this SBO.
Cost Out (12.5%) Achieve the targeted cost savings for 1H21.	Assigned an SBO Performance Factor of **140.0%** of target based on the evaluation of the performance of the NEOs, which resulted in a weighted payout factor of **17.5%** for this SBO.
Total Enterprise 1H21 Weighted SBO Performance Factor	**62.5%**

SBOs – 2H21 (All NEOs)	Committee's Review and Determination
SHOP & Digital Customer Opportunities (12.5%) Achieve selected milestones with regard to the: • utilization of the SHOP ordering and shopping platform, • enhancement of customer acquisition and onboarding, and • enhancement of the digital shopping experience.	Assigned an SBO Performance Factor of **110.0%** of target based on the evaluation of the performance of the NEOs, which resulted in a weighted payout factor of **13.75%** for this SBO.
Key Transformation Initiatives (12.5%) Successfully deploy the following transformation initiatives: • US local sales transformation • US supply chain transformation • European transformation initiatives	Assigned an SBO Performance Factor of **101.0%** of target based on the evaluation of the performance of the NEOs, which resulted in a weighted payout factor of **12.63%** for this SBO.
Cost Out (12.5%) Achieve the targeted cost savings for 2H21.	Assigned an SBO Performance Factor of **130.0%** of target based on the evaluation of the performance of the NEOs, which resulted in a weighted payout factor of **16.25%** for this SBO.
Margin Management (12.5%) Achieve the targeted gross margin on sales to USBL street customer accounts.	Assigned an SBO Performance Factor of **90.0%** of target based on the evaluation of the performance of the NEOs, which resulted in a weighted payout factor of **11.25%** for this SBO.
Total Enterprise 2H21 Weighted SBO Performance Factor	**53.9%**

Long-term Incentives – Analysis

As discussed above under "—Philosophy of Executive Compensation Program—Transitional Approach to Fiscal 2021 Compensation Design," in July 2020, in light of the continuing uncertainties in the Company's business arising from the impact of the COVID-19 pandemic, the CLD Committee implemented a transitional approach to executive compensation plan design for fiscal 2021, with a strong emphasis on long-term incentives linked to stockholder value, including a two-year performance-based PSU award that represented 50% of the total LTI award. The CLD Committee determined that this shorter performance period for the fiscal 2021 PSU awards was necessary and appropriate to focus the efforts of our NEOs on Sysco's business transformational initiatives (*i.e.*, cost reduction, market

share growth, and digital commerce transformation) that need to be achieved within this two-year period. See "—Long-term Incentives–Detailed Information— Performance Criteria (PSUs)" above for a discussion of the performance objectives for the fiscal 2021 PSUs.

The CLD Committee believes that, if these significant and substantial transformational performance objectives are achieved, this transitional pay approach will yield compensation for the NEOs over a two-year period that is generally consistent with Sysco's historical, performance-based compensation program.

Long-term Incentives – Detailed Information

Fiscal 2021

Annual LTI Awards

The CLD Committee granted annual long-term incentives ("LTI") under our stockholder-approved Incentive Plan to certain key employees, including to Messrs. Hourican, Grade and Bertrand (in August 2020), to Mr. Alt (in December 2020), to Mr. Peck (in February 2021) and to Mr. Ørting (in April 2021) for fiscal 2021 (the "Fiscal 2021 LTI Grant"). These long-term incentives were designed to provide these NEOs competitive, longer-term incentive opportunities that were consistent with our peer group

and reflected our overall compensation philosophy of aligning the largest component of their pay with performance and the interests of stockholders. The Fiscal 2021 LTI Grant consisted of RSUs, stock options and PSUs issued under the Performance Share Unit Agreement For Performance Period FY2021–FY2022 (the "PSU Agreement"). The CLD Committee set the targeted aggregate dollar value of the Fiscal 2021 LTI Grant for each of the NEOs as set forth in the table below:

Name	Target LTI Award Value ($)[1]	Target LTI Award Value (% of Base Salary)
Hourican	$10.0 million	769.2%
Alt	$2.5 million	325.0%
Grade	$2.4 million	350.0%
Bertrand	$2.2 million	325.0%
Ørting	€0.8 million	275.0%
Peck	$2.0 million	300.0%

(1) Amounts for NEOs (other than Hourican) are approximate. Amount for Mr. Ørting is pro-rated for his period of actual service.

The CLD Committee allocated the total target value of these long-term incentives for each of these NEOs (other than Mr. Ørting) among the awards as follows: approximately 50% of the target value in PSUs, approximately 30% of the target value in stock options and approximately 20% of the target value in RSUs. The award to Mr. Ørting consisted entirely of RSUs.

In determining the number of options to be awarded to the NEOs in connection with the Fiscal 2021 LTI Grant, the Black-Scholes pricing model was applied, initially valuing the options as follows:

- The options awarded to Messrs. Hourican, Grade and Bertrand in August 2020 were valued at $13.33 per option;
- The options awarded to Mr. Alt in December 2020 were valued at $19.66 per option; and
- The options awarded to Mr. Peck in February 2021 were valued at $19.16 per option.

Pursuant to our Incentive Plan, the exercise price for these stock options is equal to the closing price of Common Stock on the business day prior to the grant date, the options vest in equal, annual installments over a three-year period, and the term of the options is ten years.

In determining the number of PSUs and RSUs, as applicable, to be awarded to the NEOs in connection with the Fiscal 2021 LTI Grant, each PSU (using the target number of shares) and each RSU was valued at $59.04 per share for Messrs. Hourican, Grade and Bertrand, $72.69 per share for Mr. Alt, $74.95 for Mr. Peck and $80.13 for Mr. Ørting, in each case representing the ten-trading-day average closing price of Common Stock immediately preceding the applicable grant date.

New Hire and Make-Whole LTI Award

In connection with determining the make-whole LTI award to be offered to Mr. Ørting (the "Make-Whole RSU Award"), which was issued pursuant to our Incentive Plan, the CLD Committee considered the associated one-time costs of replacing compensation value that he forfeited by leaving his previous employer. See "—New Hire Compensation for Messrs. Alt, Ørting and Peck – Make-Whole Compensation" above for further discussion. In determining the number of RSUs to be issued to Mr. Ørting in connection with his Make-Whole RSU Award, the CLD Committee applied the same valuation method used for the RSUs issued in connection with the Fiscal 2021 LTI Grant described above; each RSU was initially valued based on the ten-trading-day average closing price of Common Stock immediately preceding the applicable grant date.

Replacement PSU Award for Mr. Hourican

On June 23, 2021, the CLD Committee approved the cancellation and replacement of the PSUs previously issued to Mr. Hourican on February 12, 2020, in connection with his new hire compensation. These fiscal 2020 PSUs consisted of (i) 65,259 PSUs issued as part of his fiscal year 2020 annual long-term incentive award (the "FY20 PSU Award") and (ii) 54,595 PSUs issued as a make-whole award (the "Make-Whole PSU Award") for outstanding equity issued by Mr. Hourican's prior employer that was forfeited.

The replacement PSU award, issued pursuant to the Sysco 2018 Omnibus Incentive Plan on June 23, 2021, consisted of an equivalent number of new PSUs and was granted using the same performance goals as the fiscal year 2021 PSUs described herein, subject to the following additional terms:

- The shares of Common Stock received by Mr. Hourican, if any, upon the vesting of these replacement PSUs will be subject to a two-year holding requirement;
- Consistent with his original award, 50% of the new PSUs issued to replace the FY20 PSU Award will vest immediately if Mr. Hourican's employment is terminated without cause or upon his resignation for good reason, as such terms are defined in the letter agreement between Sysco and Mr. Hourican (collectively, an "Involuntary Termination"); and

- Consistent with his original award, 100% of the new PSUs issued to replace the Make-Whole PSU Award will vest immediately upon Mr. Hourican's Involuntary Termination.

For further discussion of the CLD Committee's determination to issue this replacement award, see "—What We Paid and Why—Compensation for NEOs— Replacement PSU Award for Mr. Hourican" above.

Performance Criteria (PSUs)

The PSUs awarded in connection with the Fiscal 2021 LTI Grant and the replacement PSU award for Mr. Hourican provide the opportunity for participants to receive shares of Common Stock based on performance over a performance period of two fiscal years (fiscal 2021 – fiscal 2022) with respect to the following strategic performance targets established by the CLD Committee, subject to a modifier tied to the Company's total shareholder return ("TSR"):

- **Cost Reduction:** the achievement of targeted annualized structural cost reductions during fiscal 2022 through the successful deployment of selected strategic initiatives, representing 50% of the target PSU opportunity;
- **Market Share Growth:** the achievement of targeted market share growth in U.S. markets (measured by total U.S. sales) through the completion of selected strategic initiatives, representing 30% of the target PSU opportunity; and
- **Digital Commerce:** the achievement of targeted incremental growth in the volume of U.S. broadline orders utilizing Sysco's digital ordering platform through the implementation of platform enhancements and the accomplishment of other related initiatives, representing 20% of the target PSU opportunity.



PSU Award Components

50% Cost Reduction
30% Market Share Growth
20% Digital Commerce

The number of shares, if any, earned with respect to each of the strategic performance targets described above will be calculated based on Company performance (as compared to such target) and awarded to the participant independently from the other targets. Further, the total number of shares earned by each participant as a result of the Company's performance with regard to these strategic performance targets will be subject to adjustment based on Sysco's TSR during the performance period as compared to the S&P 500 companies. This adjustment will be applied to the target number of shares granted to each participant and will range from decreasing the total number of shares received by 25% of target (for relative TSR below expectations) to increasing the total number of shares received by 25% of target (for superior relative TSR).

Each PSU granted to participants represents the right to receive one share of Common Stock based on target performance, but the ultimate number of shares of Common Stock to be earned with respect to a participant's PSUs will be determined at the end of the two-year performance period and could range from 0% to 175% of the target number of PSUs offered to the participant. Dividend equivalents accrue during the performance period and are paid either in shares or in cash, in the discretion of the CLD Committee, based on the number of PSUs earned following certification of the Company's performance.

No Payout under Fiscal 2019 PSU Awards

In August 2018, the CLD Committee approved the awards of PSUs to eligible NEOs pursuant to a PSU agreement, adopted in August 2018, under the Sysco Corporation 2013 Long-Term Incentive Plan. Each of these PSUs granted to participants represented the right to receive one share of Common Stock, at target levels, but the ultimate number of shares of Common Stock earned with respect to a participant's PSUs was determined at the end of the three-year performance period (*i.e.*, fiscal 2019 through fiscal 2021) and could have ranged from 0% to 200% of the target number of PSUs awarded to the participant, based on the pre-established financial targets.

The financial performance targets for the fiscal 2019 PSU awards were the Company's adjusted EPS CAGR during the performance period, representing two-thirds of the LTI opportunity, and the Company's average adjusted ROIC for the performance period, representing one-third of the LTI opportunity. Dividend equivalents accrued during the performance period would have been paid in shares of Common Stock, in the discretion of the CLD Committee, if PSUs had been earned following certification of the Company's performance.

Adjustments for Extraordinary and Non-Recurring Items

The CLD Committee established the adjusted EPS CAGR and adjusted average ROIC targets for the performance period at the time the PSU awards were granted, and calculations were adjusted for certain extraordinary or non-recurring items.

Calculation of PSU Payout

For the performance period, the Company's adjusted EPS CAGR performance was below the threshold adjusted EPS CAGR of 8.0%, yielding no payout for this component, and the Company's adjusted average ROIC performance was below the threshold adjusted average ROIC performance of 14.0%, yielding no payout for this component. Consequently, Messrs. Bertrand and Grade, the NEOs holding fiscal 2019 PSU awards, received no payout with respect to those awards. See "— Executive Summary—Business Highlights" above for a discussion of the impact of the COVID-19 pandemic on our business and financial results." Messrs. Hourican, Alt, Ørting and Peck joined the Company subsequent to the issuance of these PSUs.

Fiscal 2022 Executive Compensation

On July 30, 2021, the CLD Committee approved the Company's short-term and long-term incentive programs for fiscal 2022, which restored financial metrics for the fiscal 2022 STIP and the fiscal 2022 PSUs and returned to a three-year performance period for the PSUs. These changes are more consistent with the CLD Committee's historical grant practices prior to fiscal 2020. For further discussion, see "—Fiscal 2022 Executive Compensation" below.

Short-Term Incentive Opportunity

The new short-term, cash-based incentive program for fiscal year 2022 (the "FY22 STIP"), consistent with the CLD Committee's historical annual incentive practices, includes the financial performance objectives described below.

The FY22 STIP is designed to offer opportunities for cash compensation tied to the Company performance with regard to pre-established financial and operational objectives and the performance, collectively, of the Company's senior management team with regard to the SBOs, with the aggregate incentive payout for fiscal 2022 subject to a modifier from 0% to 120% based on each NEO's individual performance.

The FY22 STIP divides fiscal 2022 into two discrete performance periods: (i) July 4, 2021 to January 1, 2022 ("1H22") and (ii) January 2, 2022 to July 2, 2022 ("2H22"). On July 30, 2021, the CLD Committee granted FY22 STIP awards to the executive officers for fiscal 2022 and established the 1H22 Company performance objectives and SBOs and expects to approve the Company performance objectives and SBOs for 2H22 prior to the end of 1H22.

Incentive payments earned under the FY22 STIP for 1H22 will be based on the following components: (i) 15% on enterprise sales revenue, as compared to the pre-established target; (ii) 15% on enterprise operating income, as compared to the pre-established target; (iii) 5% on increase in new accounts in the USBL markets and the volume of sales to those new USBL accounts, as compared to the pre-established targets; (iv) 5% on the increase in the number of lines sold to existing USBL accounts, as compared to the pre-established target; (v) 5% on USBL operations productivity, measured by the variable operations labor cost per piece, as compared to the pre-established target; (vi) 5% on the Company's performance against various pre-established operational targets in selected non-U.S. markets; and (vii) 50% on the performance of the Company's senior management team (including the NEOs) with regard to the pre-established SBOs, which are tied to Sysco's highest priority strategic initiatives.

The FY22 STIP payment, if any, for each of the above components will be calculated based on performance (as compared to the applicable performance target(s)) and paid to the participant independently from the other components. Further, the aggregate of (i) any payment earned by a participant for 1H22 and (ii) any payment earned by the participant for 2H22, will be subject to adjustment based on each NEO's performance with regard to his or her individual performance objectives for fiscal 2022 pre-established by the CLD Committee. This adjustment, which will be determined by the CLD Committee, will range from reducing the FY22 STIP payout to zero (for performance significantly below target) to increasing the aggregate payout by 20% (for performance significantly above target). The aggregate, adjusted incentive payment for the FY22 STIP will be paid following the conclusion of fiscal 2022.

Each metric for 1H22 based on the Company's performance has a possible payout between 0% and 150%, depending on the Company's actual performance relative to pre-established targets, and the SBO portion of the FY22 STIP payment has a possible payout of between 0% and 150%, depending on the actual performance of the senior leadership team relative to the pre-established targets. Consequently, in the aggregate, the maximum 1H22 incentive opportunity under the FY22 STIP would be 150% of an NEO's target opportunity, subject to the adjustment of the aggregate incentive for fiscal 2022 for each NEO's individual performance as described above. If performance with respect to any component does not meet the threshold level, a participant will not receive any payment with respect to that component.

Long-Term Equity Incentive Opportunity – PSUs, Stock Options and RSUs

The Company's fiscal 2022 long-term incentive awards, issued to the executive officers of the Company, including the NEOs, pursuant to the Sysco 2018 Omnibus Incentive Plan, consisted of PSUs, stock options and RSUs. The PSUs with a three-year performance period beginning in fiscal 2022 represented 50% of the target LTI opportunity, with stock options representing 30% of the target LTI opportunity and RSUs representing the remaining 20%.

PSUs. The PSUs provide the opportunity for participants to receive shares of Common Stock based on performance in each year of the three-year performance period with respect to the following strategic performance targets established by the CLD Committee, subject to a modifier tied to the Company's total shareholder return ("TSR"):

- Market Share Growth: the achievement of targeted market share growth in U.S. markets (measured by total U.S. sales), representing 50% of the target PSU opportunity; and

- Earnings Per Share: the achievement of targeted incremental growth in Sysco's earnings per share, representing 50% of the target PSU opportunity.

The number of shares, if any, earned with respect to each of the strategic performance targets described above will be calculated based on Company performance (as compared to such target) and awarded to the participant independently from the other targets. Further, the total number of shares earned by each participant as a result of the Company's performance with regard to these strategic performance targets will be subject to adjustment based on Sysco's TSR during the performance period as compared to the S&P 500 companies. This adjustment will be applied to the target number of shares granted to each participant and will range from decreasing the total number of shares received by 25% of target (for relative TSR below expectations) to increasing the total number of shares received by 25% of target (for superior relative TSR).

Each PSU granted to participants represents the right to receive one share of Common Stock based on target performance, but the ultimate number of shares of Common Stock to be earned with respect to a participant's PSUs will be determined at the end of the three-year performance period and could range from 0% to 200% of the target number of PSUs offered to the participant. Dividend equivalents accrue during the performance period and are paid either in shares or in cash, in the discretion of the CLD Committee, based on the number of PSUs earned following certification of the Company's performance.

Stock Options

The stock options have a 10-year term and vest in three equal, annual installments.

RSUs

Each RSU represents the right to receive one share of Common Stock, and the RSUs vest in three equal installments commencing on the first day of the calendar month immediately following each of the first three anniversaries of the grant date.

Retention Award for Mr. Bertrand

In addition to the annual LTI awards for fiscal 2022 described above, the CLD Committee approved for Mr. Bertrand a separate, one-time award of PSUs valued at $2.2 million (equivalent to the value of his target annual LTI award) and intended by the CLD Committee to enhance his retention. Sysco is in the process of executing a long-term transformation business strategy over the next three years, and Mr. Bertrand's role as head of U.S. Foodservice Operations is critical to the execution of that transformational strategy. The PSUs are subject to the same performance metrics as described above for the regular annual PSU award.

Due to Mr. Bertrand's retirement eligibility, in order to enhance the retentive effect of this one-time PSU award, the CLD Committee established special provisions governing the treatment of the PSUs upon the occurrence of certain events resulting in the termination of his employment:

- Retirement: the PSU award will be forfeited in its entirety;

- Death: the PSUs will vest pro-rata based on (i) the number of months served in the performance period and (ii) performance at target level;

- Disability: the PSUs will vest pro-rata based on (i) the number of months served in the performance period and (ii) the actual performance achieved at the end of the performance period;

- Voluntary Resignation: the PSU award will be forfeited in its entirety;

- Involuntary Termination without Cause/Resignation for Good Reason: the PSUs will vest pro-rata based on (i) the number of months served in the performance period and (ii) the actual performance achieved at the end of the performance period; and

- Termination without Cause (Following Change in Control): all PSUs will immediately vest, with payout based on performance at the target level.

Retirement/Career Benefits

Management Savings Plan – Analysis

The CLD Committee believes that the Management Savings Plan (the "MSP"), a non-qualified, defined contribution savings plan offered by Sysco, incentivizes and assists in the retention of key employees by providing them with a supplemental retirement savings vehicle. The MSP is an important, and cost effective, recruitment and retention tool for Sysco, as the companies with which we compete for executive talent typically provide a similar plan to their senior employees.

Management Savings Plan – Detailed Information

Sysco offers the MSP to certain senior leaders, including the NEOs (other than Mr. Ørting, who has elected to receive a salary supplement equal to 10% of his annual base salary in lieu of participating in a Sysco retirement plan and receiving a Company contribution). The MSP allows individual deferrals and employer contributions in excess of IRS 401(k) contribution and compensation limits. Currently, individual contributions to the 401(k) plan are limited by law to $19,500 per year, plus an additional $6,500 in "catch-up" contributions if the participant is at least 50 years of age. The MSP allows eligible participants to defer up to 50% of their base salary and up to 90% of their eligible bonus.

In addition, in conjunction with the freeze of accruals in the Supplemental Executive Retirement Plan (the "SERP") in 2013, certain participants (who would otherwise have incurred a sizable loss of future benefits under the SERP) are eligible for transition contributions. The participants in the

MSP direct the investment for both their individual contributions and the Company contributions. The MSP is described in further detail below under "Executive Compensation — Fiscal 2021 Nonqualified Deferred Compensation – About the MSP."

Legacy Retirement Plans – Analysis

Supplemental Executive Retirement Plan

The CLD Committee previously amended the Supplemental Executive Retirement Plan, or "SERP," as described below, to freeze benefits, stop future accruals and to provide for immediate vesting of accrued benefits in order to achieve the following goals:

- Bring the value of retirement benefits more in line with the practices of our peer group; and
- Increase the proportion of long-term and performance-based compensation in the compensation mix, relative to fixed and retirement compensation such as the SERP and MSP.

Executive Deferred Compensation Plan

For many years, the Executive Deferred Compensation Plan, or "EDCP," served as a recruitment and retention tool for Sysco. In connection with the broader transition in retirement philosophy discussed below, beginning in fiscal 2013, a new deferred compensation plan, the MSP, has been utilized to fulfill this objective.

Legacy Retirement Plans – Detailed Information

Transition from Legacy Plans

Since 2013, Sysco has transitioned from a defined benefit towards a defined contribution strategy for U.S. retirement benefit accruals. A defined contribution-based program further aligns Sysco with our peer group, increases flexibility, simplifies the benefit structure, retains key talent and both reduces and stabilizes costs. Since that time, wealth accumulation opportunities for executives at Sysco have been further focused on variable annual and long-term incentive plans.

The U.S. retirement program changes, however, were expected to result in significant reductions in anticipated benefits for existing participants in the pension plan, the SERP and the EDCP. With respect to these reductions in the expected value of benefits under the SERP and the EDCP, the cessation of future benefit accruals affected each individual in a different manner. To address concerns over retention, the CLD Committee developed a transition program intended to help ensure that no affected participant experiences an aggregate reduction of more than 15% - 20% (depending on an individual's prior years of service) in his or her expected retirement benefits under the Company's non-qualified plans as a result of the retirement strategy changes. While none of the other NEOs participated in the SERP or the EDCP, Mr. Bertrand was a participant and had a projected reduction of 35% in his non-qualified benefits, in excess of the targeted range.

To mitigate the loss in projected non-qualified retirement benefits, affected individuals were eligible for transitional compensation opportunities, including supplemental contributions to the MSP, for a period of up to ten plan years commencing January 1, 2013, or until an eligible employee ceases employment with Sysco, whichever is earlier. Of the NEOs, Mr. Bertrand was eligible during fiscal 2021 for a supplemental MSP contribution, which was made in the third quarter of fiscal 2021.

Supplemental Executive Retirement Plan

We historically provided annual retirement benefits to corporate employees and most of our non-union operating company employees under the tax-qualified Sysco Corporation Retirement Plan, a defined benefit program that we refer to as the "pension plan." Since January 1, 2013, most employees no longer accrue additional retirement benefits under the pension plan.

However, when the pension plan was the primary retirement vehicle, the Company also maintained the SERP in order to retain and drive continued performance from certain employees. The CLD Committee utilized the SERP to increase the retirement benefits available to officers whose benefits under the pension plan were limited by law. Of the NEOs, only Mr. Bertrand participates in the SERP.

The SERP was frozen and all future accruals under the SERP ceased, effective June 29, 2013 for Mr. Bertrand. Those SERP participants who retire and are not eligible for immediate commencement of their SERP benefit are deemed 100% vested, with benefits payable upon reaching age 65. The earliest an executive can retire and receive any benefits under the SERP is (i) age 55 with a minimum of 15 years of service as a participant in Sysco's management incentive program ("MIP") or (ii) age 60 with at least 10 years of MIP service and 20 years of Sysco service. Payments before the age of 65 are adjusted by an early retirement reduction factor. A participating NEO will receive a SERP benefit based on the greater of the accrued benefit determined as of June 29, 2013, the date of the SERP accrual freeze, under the current provisions of the SERP, or the accrued benefit determined as of June 28, 2008 under the prior provisions of the SERP, but with eligibility for immediate benefit payments and related early retirement reduction factors determined as of the relevant separation from service date. The terms of the SERP are more specifically described under "Executive Compensation — Pension Benefits — Supplemental Executive Retirement Plan." The amounts accrued by each NEO participating in the pension plan and/or the SERP, as of July 3, 2021, are set forth under "Executive Compensation — Pension Benefits."

Executive Deferred Compensation Plan

Prior to December 31, 2012, Sysco offered an EDCP to provide MIP participants, including Mr. Bertrand, the opportunity to save for retirement and accumulate wealth in a tax-efficient manner beyond savings opportunities under Sysco's 401(k) retirement savings plan. Participants were able to defer up to 100% of their base salary and up to 40% of their MIP bonus, or any bonus paid in lieu of or as a replacement for the MIP bonus, to the EDCP. Sysco did not match any base salary deferrals into the EDCP in fiscal 2021, as deferrals are no longer permitted. An executive is always 100% vested in his or her past deferrals and Sysco matches, but any portion of an executive's account attributable to Sysco matches, including associated deemed investment return, and the net investment gain, if any, credited on his or her deferrals, is subject to forfeiture for specified cause or competing against Sysco in certain instances. Participants who have deferred compensation under the EDCP may choose from a variety of investment options. The EDCP is described in further detail under "Executive Compensation — Fiscal 2021 Nonqualified Deferred Compensation – About the EDCP."

Executive Perquisites & Other Benefits – Detailed Information

We provide benefits for executives that we believe are reasonable, particularly since the cost of these benefits constitutes a very small percentage of each NEO's total compensation. Certain of these benefits are described below.

Sysco's NEOs are generally eligible to participate in Sysco's regular employee benefit programs, which include a 401(k) plan for U.S. residents, an employee stock purchase plan, group life insurance and other group welfare benefit plans. We also provide the NEOs with additional life insurance and accidental death and dismemberment insurance benefits, long-term disability coverage, including disability income coverage, and long-term care insurance, as well as reimbursement for an annual comprehensive wellness examination by a physician of their choice. Moreover, pursuant to the CEO Offer Letter (as defined below under "—Executive Compensation Governance and Other Information—Employment and Severance Agreements"), Mr. Hourican is entitled to receive certain additional benefits, including tax and financial planning reimbursement and security monitoring services.

Additionally, pursuant to his employment agreement, Mr. Ørting is entitled to (i) receive a pension supplement equal to 10% of his annual base salary, in lieu of participating in Sysco's U.K. retirement plan, and (ii) the use of a company car or the receipt of a car allowance of £11,500 per year. If Mr. Ørting elects to use a company-provided car, Sysco will be responsible for all costs of operating the vehicle, including insurance premiums, fuel and maintenance. Mr. Ørting is permitted reasonable personal use of the company car, and such company car must be returned immediately upon the termination of his employment. See "Executive Compensation—Summary Compensation Table" below for the details regarding these additional benefits.

We believe many of these benefits are necessary for us to remain able to compete with other public companies for executive talent. Although the NEOs are eligible to participate in Sysco's group medical and dental coverage, we adjust employees' contributions towards the monthly cost of the medical plan according to salary level; therefore, the NEOs pay a higher employee contribution to participate in these welfare plans than do non-executives.

Furthermore, Sysco owns fractional interests in private aircraft that are made available to members of the Board of Directors, the NEOs and other members of management for business use, but these aircraft are not allowed to be used for personal matters.

All employees, including our NEOs, as well as members of our Board, are also entitled to receive discounts on all products carried by Sysco and its subsidiaries.

Executive Compensation Governance and Other Information

Employment and Severance Agreements

Consistent with our approach of rewarding performance, employment is not guaranteed, and either the Company or the NEO may terminate the employment relationship at any time. Under certain termination scenarios, however, the NEOs are entitled to the severance benefits described below.

Mr. Hourican

Pursuant to the letter agreement dated January 10, 2020, between the Company and Mr. Hourican, which we refer to as the "CEO Offer Letter," Mr. Hourican will be eligible to receive the following severance payments and benefits upon a termination of his employment by Sysco without "Cause" (as defined in the CEO Offer Letter) or upon his resignation for "Good Reason" (as defined in the CEO Offer Letter):

- Non-Change in Control Termination: if the termination of employment does not occur upon, or within two years following, the effectiveness of a "Change in Control" (as defined in the Incentive Plan), Mr. Hourican will receive:
  - An amount equal to two times the sum of his annual base salary and his target annual or short-term management incentive plan opportunity;
  - A pro-rata award under the annual or short-term management incentive plan covering the performance period in which the termination is effective, subject to attainment of applicable Sysco performance goals for such performance period and payable at the time such incentives are paid to other Sysco executives; and

  - Health, dental and vision coverage continuation at active employee rates for 24 months after his date of termination.

- Change in Control Termination: if the termination of employment occurs upon, or within two years following, the effectiveness of a Change in Control, Mr. Hourican will receive:
  - An amount equal to three times the sum of his annual base salary and his target annual or short-term management incentive plan opportunity;
  - A pro-rata award under the annual or short-term management incentive plan covering the performance period in which the termination is effective, subject to attainment of applicable Sysco performance goals for such performance period and payable at the time such incentives are paid to other Sysco executives; and
  - Health, dental and vision coverage continuation at active employee rates for 36 months after his date of termination.

These severance benefits will be provided to Mr. Hourican only if he executes (and does not revoke) a legally enforceable general release and waiver of claims in favor of the Company and complies with the covenants in the accompanying Protective Covenants Agreement (as defined below in "—Executive Compensation Clawback and Protective Covenants"), including confidentiality, non-disparagement and restrictions on competition and solicitation of employees, vendors and customers of the Company for a period of two years after employment.

Messrs. Alt, Grade, Bertrand and Peck

The CLD Committee reviewed its historical severance practices for senior executives and approved and adopted effective in July 2020 a market-competitive form of severance letter agreement (the "Severance Agreement") to specify the severance benefits to which each of the NEOs (other than Mr. Hourican) would be entitled upon the occurrence of certain termination events, which are described below.

- <u>Non-Change in Control Termination</u>: If the Company terminates an NEO's employment without "Cause" (as defined in the Severance Agreement) or the NEO resigns for "Good Reason" (as defined in the Severance Agreement), and the termination does not constitute a "Change in Control Termination" (as described below), then the NEO will be entitled to the following:
  - An amount equal to two times the NEO's annual base salary;
  - A pro-rata award under the annual or short-term management incentive plan covering the performance period in which the termination is effective, subject to attainment of applicable Sysco performance goals for such performance period and payable at the time such incentives are paid to other Sysco executives;
  - Reimbursement for the amounts of any premiums or other fees paid by the NEO, pursuant to COBRA, in excess of the applicable active employee rates to maintain the NEO's health benefits under the Company's group health plans for a period of 18 months following the Separation Date; and
  - Outplacement services for a period of up to 12 months.

- <u>Change in Control Termination</u>: If the termination of employment occurs upon, or within two years following, the effectiveness of a Change in Control (as defined in the Incentive Plan), the NEO will receive:
  - An amount equal to two times the sum of (i) the NEO's annual base salary and (ii) the NEO's target annual or short-term incentive opportunity;
  - A pro-rata award under the annual or short-term management incentive plan covering the performance period in which the termination is effective based on the NEO's target incentive opportunity and payable at the time such incentives are paid to other Sysco executives;
  - Reimbursement for the amounts of any premiums or other fees paid by the NEO, pursuant to COBRA, in excess of the applicable active employee rates to maintain the NEO's health benefits under the Company's group health plans for a period of 18 months following the Separation Date; and
  - Outplacement services for a period of up to 12 months.

These severance benefits will be provided to the NEO only if he or she: (i) executes (and does not revoke) a legally enforceable general release and waiver of claims in favor of the Company; and (ii) complies with the covenants in the Severance Agreement and the accompanying Protective Covenants Agreement, including confidentiality, non-disparagement and restrictions on competition and solicitation of employees, vendors and customers of the Company for a period of two years after employment.

Mr. Ørting

Mr. Ørting's employment agreement provides for an initial term of three years expiring in January 2024. Upon at least 12 months prior notice by the Company, or at least six months prior notice by Mr. Ørting, his employment may be terminated effective on any specified date following the expiration of the initial three-year term (the period between the notice and the termination of employment, the "notice period"). In lieu of providing the required notice, the Company may terminate his employment immediately, in which case Mr. Ørting is entitled to receive a cash payment equal to the sum of (i) the base salary he would have earned during the applicable notice period and (ii) any annual or other short-term incentive amounts he would have earned (assuming performance at "target" level) during the applicable notice period.

Notwithstanding the foregoing, the Company may immediately terminate Mr. Ørting's employment, without the requirement to make the severance payment described above, if he, among other things:

- materially breaches his employment agreement;
- commits any act of gross misconduct or serious incompetence or negligence (including deliberate acts of discrimination or harassment);
- acts in a manner that is reasonably likely to prejudice Sysco's interests or reputation;
- is charged with any criminal offense that affects his position;
- is declared bankrupt or enters into or makes any arrangement or composition for the benefit of his creditors;
- breaches Sysco's procedures relating to the use of the internet, e-mail and/or social media in a way that is likely to prejudice Sysco's reputation (or the reputation of its customers); or
- becomes incapacitated from performing his duties by illness or injury (physical or mental) for a specified period.

Benefits Following Change in Control

We currently have no separate severance or similar agreements that would cause an immediate or "single trigger" cash payment obligation solely as a result of a change in control of Sysco. We have included change in control provisions in several of Sysco's benefit plans and agreements, including in the Severance Agreements described above, as well as in the various agreements governing our equity-based awards. See "Executive Compensation—Quantification of Termination/Change in Control Payments" for a detailed explanation of potential benefits under the various provisions.

For our equity-based awards, the CLD Committee has established "double-trigger" accelerated vesting under certain change in control scenarios. Under this "double trigger," the vesting of these equity-based awards is only accelerated upon a change in control if, during the period commencing 12 months prior to the change in control and ending 24 months after such change in control, the participant's employment is terminated without "cause" (as defined in the applicable award agreement) or the participant terminates his or her employment for "good reason" (as defined in the applicable award agreement).

COMPENSATION DISCUSSION AND ANALYSIS

The CLD Committee continues to believe that these provisions will preserve executive morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control of Sysco. The CLD Committee has balanced the impact of these acceleration provisions with corresponding provisions in the MSP, the SERP and/or the EDCP that provide for a reduction in benefits to the extent they are not deductible under Section 280G of the Internal Revenue Code.

Relocation Expenses

Consistent with the CLD Committee's desire that Sysco follow best corporate governance and compensation practices, in October 2010 the CLD Committee adopted an executive relocation expense reimbursement policy that applies to all of the NEOs. The reimbursement policy prohibits Sysco from reimbursing any of such executives for any loss on the sale of the executive's house sold in connection with the executive's relocation. The reimbursement policy also provides that only certain pre-approved relocation expenses will be eligible for increased payments to cover all applicable taxes on the reimbursed amounts, such as state and federal income taxes, FICA, and Medicare taxes. In addition, the reimbursement policy provides that relocation agreements with any NEO include a recoupment provision that requires the executive to reimburse Sysco for all or a part of the reimbursement if his or her employment is terminated for any reason other than death, disability or change in control of Sysco, or termination without cause or for good reason, within a specified amount of time after receiving the reimbursement.

Executive Compensation Clawback and Protective Covenants

In September 2020, the CLD Committee expanded the scope of our executive compensation clawback policy. Our enhanced clawback policy allows for recovery of certain incentive compensation if:

- there is a restatement of our financial results, other than a restatement due to a change in accounting policy, and the restatement would result in the payment of a reduced amount, if the award were recalculated, with respect to incentive compensation paid to an NEO within the prior 36 months on the basis of having met or exceeded specific performance targets; or
- an NEO engages in misconduct that contributes to the need for a financial restatement or causes the Company material financial or reputational harm.

"Misconduct" for purposes of our clawback policy refers to conduct that constitutes (i) an intentional violation of law, the Company's Global Code of Conduct or another significant ethics or compliance policy of the Company, or (ii) a material failure by the NEO to exercise his or her responsibility to supervise subordinates.

The compensation elements subject to recoupment or cancellation pursuant to the expanded clawback policy include:

- All cash-based incentive compensation;
- All outstanding equity and equity-based awards, whether vested, unvested or deferred; and
- All payments or contributions made by the Company to (or for the benefit of) an NEO pursuant to the SERP, EDCP or the MSP.

The clawback right based on the occurrence of a financial restatement has been in effect for more than 36 months and would apply to all of the incentive compensation described above and received by our NEOs during such period. The clawback right arising from misconduct, however, would be applicable only to incentive compensation awarded to our NEOs subsequent to the adoption of the expanded clawback policy in September 2020.

The CLD Committee has the sole discretion, subject to applicable law, to determine the form and timing of the clawback, which may include repayment from the NEO or a reduction to the payment of a future incentive (including cancellation). These clawback remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

In addition, pursuant to the award agreements governing certain equity-based awards, in order to be eligible to receive an equity-based award, each NEO is required to have entered into an agreement (the "Protective Covenants Agreement") protecting the Company's interests and confidential information by restricting certain recipient behavior during, and following termination of, employment. The Protective Covenants Agreement includes, among other things, restrictions on unfair post-employment competitive activities, improper solicitation of Company employees and customers, and the misuse of confidential information.

If an NEO were to violate any of the restrictive covenants in the Protective Covenants Agreement, the NEO would forfeit the benefits and proceeds of the related equity awards. The forfeiture of benefits and proceeds has been required with regard to all awards of PSUs and RSUs since November 2013 and awards of stock options since August 2016. In addition to the Protective Covenants Agreements, the terms of the MSP, SERP and EDCP also provide for the forfeiture of certain payments in the event of prohibited conduct following termination of employment with the Company.

SYSCO CORPORATION - *2021 Proxy Statement* 71

Tax Impact on Compensation

Income Deduction Limitations

Section 162(m) of the Internal Revenue Code generally sets a limit of $1 million on the amount of compensation that Sysco may deduct for federal income tax purposes in any given year with respect to the compensation of each of the NEOs. Historically, compensation that qualified as "performance-based compensation" under Section 162(m) of the Internal Revenue Code (the "Code") could be excluded from this $1 million limit. This exception was repealed with the Tax Cuts and Jobs Act of 2017 (the "Tax Act"), effective for taxable years beginning after 2017, subject to certain transition relief for remuneration provided pursuant to a written binding contract that was in effect on November 2, 2017 and which was not modified in any material respect on or after such date. The CLD Committee's general intent prior to implementation of the Tax Act was to structure our executive compensation programs so that payments could qualify as "performance-based compensation." However, the CLD Committee may have decided from time to time to grant compensation that would not (or could not) be able to qualify as "performance-based compensation" if appropriate to achieve the objectives of the compensation program.

With the repeal of the "performance-based compensation" provisions of Section 162(m) of the Code, compensation granted by the CLD Committee may, more frequently, be non-deductible. The CLD Committee believes that the tax deduction limitation should not be permitted to compromise its ability to design and maintain executive compensation arrangements that will attract and retain the executive talent to compete successfully. Accordingly, achieving the desired flexibility in the design and delivery of compensation may result in compensation that, in certain cases, is not deductible for federal income tax purposes, and it is possible that awards intended to qualify as "performance-based compensation" under the transition relief may not so qualify. Moreover, even if the CLD Committee had intended to grant compensation that qualified as "qualified performance-based compensation" for purposes of Section 162(m) of the Code, such compensation ultimately might not be deductible.

Based on the factors discussed under "What We Paid and Why—Compensation for NEOs" above, in fiscal 2021 Sysco paid, and in fiscal 2022 the CLD Committee expects Sysco to pay, certain NEOs a base salary and annual incentive award that, when aggregated with anticipated vesting of RSUs and PSUs, exceeds $1 million in value. The CLD Committee believes that this compensation is necessary in order to maintain the competitiveness of the total compensation package and, as a result, has determined that it is appropriate, even though certain amounts of fiscal 2021 compensation will not be deductible, and the excess of anticipated salary and annual incentive payouts, plus the value of RSUs and PSUs vesting in fiscal 2021 over $1 million, respectively, will not be deductible for federal income tax purposes.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code deals specifically with non-qualified deferred compensation plans. Although the Company makes no guarantees with respect to exemption from, or compliance with, Section 409A of the Internal Revenue Code, we have designed all of our executive benefit plans with the intention that they are exempt from, or otherwise comply with, the requirements of Section 409A of the Internal Revenue Code.

REPORT OF THE COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE

The Compensation and Leadership Development Committee of the Board of Directors of Sysco Corporation has reviewed and discussed the foregoing Compensation Discussion and Analysis as required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Compensation and Leadership Development Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K and this Proxy Statement.

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE

John M. Cassaday, Chairman
Larry C. Glasscock
Bradley M. Halverson
John M. Hinshaw
Stephanie A. Lundquist

EXECUTIVE COMPENSATION

The following discussion, as well as the Compensation Discussion and Analysis contained herein, contains references to target performance levels for our incentive compensation. These targets and goals are discussed in the limited context of Sysco's compensation programs and should not be interpreted as management's expectations or estimates of results or other guidance. We specifically caution stockholders not to apply these statements to other contexts.

Summary Compensation Table

The following table sets forth information with respect to each of the NEOs – each person who served as our Chief Executive Officer or Chief Financial Officer during fiscal 2021 and our three other most highly compensated executive officers of Sysco and its subsidiaries serving in such capacity at the end of fiscal 2021. In determining the most highly compensated executive officers, we excluded the amounts shown under "Change in Pension Value and Nonqualified Deferred Compensation Earnings."

Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Kevin P. Hourican[8] President and Chief Executive Officer	2021	$ 1,350,000	$ —	$16,130,478	$3,024,753	$ 2,272,725	$ —	$ 419,168	$ 23,197,124[9]
	2020	500,000	3,638,100	13,305,225	7,666,660	276,195	—	486,245	25,872,425
Aaron E. Alt[10] Executive Vice President and Chief Financial Officer	2021	447,115	365,000	1,894,801	748,694	404,163	—	71,637	3,931,410
Joel T. Grade[11] Executive Vice President, Business Development	2021	716,538	—	1,662,947	730,477	1,005,244	—	56,444	4,171,650
	2020	689,999	—	1,465,246	935,352	208,725	30,046	88,936	3,418,304
	2019	687,115	—	1,482,755	1,055,452	622,380	21,164	71,573	3,940,439
Greg D. Bertrand Executive Vice President, US Foodservice Operations	2021	704,388	—	1,517,979	666,799	988,199	135,948	81,989	4,095,302
	2020	675,742	—	1,234,615	788,143	249,275	525,596	117,364	3,590,735
	2019	663,558	—	1,224,855	871,900	700,744	521,145	101,516	4,083,718
Tim Ørting Jørgensen[12] Executive Vice President and President, Foodservice Operations, Internal	2021	375,035	1,255,824	2,190,505	—	490,642	—	308,596	4,620,602
Thomas R. Peck, Jr.[13] Executive Vice President and Chief Supply Chain Officer	2021	325,000	850,000	1,386,586	579,192	338,975	—	46,791	3,526,544

(1) The salary amounts reflect the actual base salary payments earned by the NEOs in the applicable fiscal year. The base salary for Mr. Ørting was paid in British pounds sterling and converted to US dollars (using the average exchange rate for each fiscal month in the period from January 2021 to June 2021 as reported by Reuters, which ranged from 1 USD/0.7127 GBP to 1 USD/0.7347 GBP).

(2) These amounts for Messrs. Alt, Ørting and Peck represent cash make-whole payments awarded to these NEOs to compensate them for forfeited incentives they would have otherwise received from their respective previous employers. The cash make-whole amount for Mr. Ørting was awarded in Euros (i.e., €1,000,000), converted to £909,091 upon payment (using the exchange rate of 1 GBP/1.1 EUR), and further converted to US dollars for reporting in the table above (using the average exchange rate for April 2021 of 1 USD/0.7239 GBP as reported by Reuters). See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs—New Hire Compensation for Messrs. Alt, Ørting and Peck" above for further discussion regarding these cash make-whole payments.

(3) These amounts relate to grants of RSUs made in fiscal 2021 and PSUs made in fiscal 2019, 2020 and 2021, as applicable. With respect to these awards of RSUs and PSUs, the estimated grant date fair value, in each case, is the closing price of our Common Stock on the last business day before the applicable grant date set forth in the table below, assuming for the PSUs that the target number of shares would be earned at the end of the applicable performance period:

Award Type	Applicable Grant Date	Grant Date Fair Value	Recipient(s)
PSUs	August 23, 2018	$75.08	Messrs. Grade and Bertrand
PSUs	August 21, 2019	$72.80	Messrs. Grade and Bertrand
PSUs and RSUs	February 12, 2020	$76.27	Mr. Hourican
PSUs and RSUs	August 20, 2020	$58.08	Messrs. Hourican, Grade and Bertrand
PSUs and RSUs	December 7, 2020	$78.12	Mr. Alt
PSUs and RSUs	February 11, 2021	$76.14	Mr. Peck
RSUs	April 14, 2021	$80.48	Mr. Ørting
PSUs	June 23, 2021	$77.13	Mr. Hourican

Grants of PSUs are reflected at target since actual shares to be received, if any, will be determined after the applicable performance period. The fiscal 2020 amount for Mr. Hourican and the fiscal 2021 amount for Mr. Ørting also includes the value of make-whole awards received to compensate the NEO for forfeited equity incentives issued by the NEO's previous employer. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs—New Hire Compensation for Messrs. Alt, Ørting and Peck" above for further discussion of the make-whole RSU award for Mr. Ørting, and see "Grants of Plan-Based Awards" below for the aggregate estimated grant date fair value of the RSUs and PSUs, as applicable, awarded to each of the NEOs in fiscal 2021. The fiscal 2021 amount for Mr. Hourican also includes the value of a replacement PSU award (i.e., $9,244,339) granted by the CLD Committee in June 2021. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs— Replacement PSU Award for Mr. Hourican" for further discussion of this replacement award.

(4) The amounts in this column reflect the grant date fair value of the awards. See Note 14 of the consolidated financial statements in Sysco's Annual Report on Form 10-K for the fiscal year ended July 3, 2021, Note 19 of the consolidated financial statements in Sysco's Annual Report on Form 10-K for the fiscal year ended June 27, 2020 and Note 19 of the consolidated financial statements in Sysco's Annual Report on Form 10-K for the fiscal year ended June 29, 2019, regarding assumptions underlying our valuation of these option awards. We did not assume any option exercises or risk of forfeiture during the expected option life in determining the valuation of the option awards. Had we done so, such assumptions could have reduced the reported grant date value. The actual value, if any, an executive may realize upon exercise of options will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, there is no assurance that the value realized, if any, will be at or near the value estimated by the Black-Scholes model.

(5) These amounts include the short-term incentive awards paid in February and August 2021 with respect to fiscal 2021 (and set forth in the table below), the annual incentive awards paid in August 2020 with respect to fiscal 2020 and the annual incentive awards paid in August 2019 with respect to fiscal 2019.

Name	1H Fiscal 2021 STIP	2H Fiscal 2021 STIP	Total Fiscal 2021 STIP
Hourican	$ 1,255,800	$ 1,016,925	$ 2,272,725
Alt	—	404,163	404,163
Grade	555,450	449,794	1,005,244
Bertrand	546,032	442,167	988,199
Ørting	—	490,642	490,642
Peck	—	338,975	338,975

The payout for Mr. Ørting was calculated in Euros (i.e., €391,125), converted to £355,568 upon payment (using the exchange rate of 1 GBP/1.1 EUR) and further converted to US dollars as reported in the table above (using the average exchange rate for August 2021 of 1 USD/0.7247 GBP as reported by Reuters). See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs—Short-Term Incentive Award—Detailed Information" above for further discussion of the short-term incentive awards for fiscal 2021.

(6) The amounts reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column reflect above-market interest on amounts in the Executive Deferred Compensation Plan, or "EDCP," and the Management Savings Plan or "MSP," and the actuarial change in the present value of the NEOs' benefits under all pension plans established and maintained by Sysco, determined using interest rate and mortality rate assumptions consistent with those used in Sysco's financial statements. The pension plan amounts, some of which may not be currently vested, include:

• changes in pension plan value; and

• changes in the value of benefits under the Supplemental Executive Retirement Plan (the "SERP").

Active service-based accruals under the pension plan and the SERP ceased when each of those programs was frozen. Therefore, any subsequent changes in the actuarial present value of an NEO's accumulated benefit under the pension plan and/or the SERP would likely be attributable, primarily, to variations in the discount rate or modifications to the actuarial assumptions. To the extent that any such aggregate change in the actuarial present value of an NEO's accumulated benefit under the pension plan and/or the SERP was a decrease, this decrease is not reflected in the amounts shown in the "All Other Compensation" column above or the "Total" column in the table below.

The following table shows, for each NEO, the change in the actuarial present value for each of the pension plan and the SERP, as well as the above-market interest on amounts in the EDCP and MSP for fiscal 2021:

Name	Change in Pension Plan Value	Change in SERP Value	Above-Market Interest on Deferred Compensation	Total
Hourican	$ N/A	$ N/A	$ —	$ —
Alt	N/A	N/A	—	—
Grade	(1,277)	N/A	—	—
Bertrand	1,346	117,596	17,006	135,948
Ørting	N/A	N/A	—	—
Peck	N/A	N/A	—	—

(7) Fiscal 2021 amounts reported in the "All Other Compensation" column include the following:

a. The full amount ($778 for each of Messrs. Hourican, Grade and Bertrand, $518 for Mr. Alt, $4,130 for Mr. Ørting and $389 for Mr. Peck) paid for life insurance coverage for each NEO (the excess coverage over the amounts paid for other employees is not determinable since the deductibles and coverages may be different); and

b. The following amounts of 401(k) plan and Management Savings Plan ("MSP") Company contributions with respect to fiscal year 2021, which Company contributions to the MSP included a SERP transition contribution for Mr. Bertrand in addition to the Company match and non-elective contributions:

Name	401(k) Plan Employer Contribution	MSP Employer Contribution
Hourican	$ 15,780	$ 27,186
Alt	7,485	1,788
Grade	17,250	38,416
Bertrand	17,250	63,961
Ørting	—	—
Peck	4,500	—

c. Messrs. Hourican, Alt and Peck received $149,837, $13,149 and $834, respectively, during fiscal 2021 as reimbursement for the taxes associated with certain benefits each NEO received in connection with his relocation to Houston, Texas. Mr. Ørting received $78,193 during fiscal 2021 as reimbursement for the taxes associated with certain benefits he received in connection with his relocation to the United Kingdom. The reimbursement for Mr. Ørting was paid in British pounds sterling and converted to US dollars (using the average exchange rate for April 2021 of 1 USD/0.7239 GBP as reported by Reuters).

    d.   The following perquisites and personal benefits for each of the NEOs:

- the amounts paid for accidental death and dismemberment insurance coverage;

- the amounts paid for long-term care insurance;

- the amounts paid for long-term disability coverage under the Company's welfare benefit plan;

- $38,775 paid for income life protection coverage for Mr. Ørting (paid in British pounds sterling and converted to US dollars using the average exchange rate for the second half of fiscal 2021 of 1 USD/0.7216 GBP as reported by Reuters);

- $37,503 in cumulative pension supplement payments to Mr. Ørting (paid in British pounds sterling and converted to US dollars using the average exchange rate for the second half of fiscal 2021 of 1 USD/0.7216 GBP as reported by Reuters);

- the amounts paid for the car allowance for Mr. Ørting;

- the amounts paid or reimbursed by Sysco related to tax and financial planning; and

- $209,882, $46,641 and $39,306 in expenses in connection with the relocation to Houston, Texas by each of Messrs. Hourican, Alt and Peck, respectively, and $142,088 in expenses in connection with the relocation to London, England by Mr. Ørting, excluding the tax reimbursement amounts referenced above. The relocation expenses for Mr. Ørting were paid in British pounds sterling and converted to US dollars (using the average exchange rate for April 2021 of 1 USD/0.7239 GBP as reported by Reuters). Due to an administrative error, Mr. Hourican's relocation reimbursement amount for fiscal 2020, as well as his "All Other Compensation" total, were each overstated by $53,800.

(8)   Mr. Hourican, our current President and Chief Executive Officer, joined the Company effective February 1, 2020; as a result, only his fiscal 2020 and fiscal 2021 compensation information is included.

(9)   Mr. Hourican's total executive compensation for fiscal 2021, excluding the grant date fair market value of the replacement award of PSUs granted by the CLD Committee in June 2021 (as discussed elsewhere in this proxy statement), would be $13,952,785. This amount represents supplemental information not required by the SEC's proxy rules reflecting the total compensation earned by Mr. Hourican with respect to fiscal year 2021. The SEC's proxy rules require the inclusion of the grant date fair value of the replacement award of PSUs in Mr. Hourican's executive compensation total for fiscal year 2021. However, the grant date fair value of the new-hire PSUs granted to Mr. Hourican in February 2020 (which were cancelled and replaced by the June 2021 PSU award) was previously included in Mr. Hourican's executive compensation total for fiscal year 2020. Accordingly, the CLD Committee believes that the executive compensation total presented in this footnote, excluding the value of the replacement PSU award, is a better representation of the compensation earned by Mr. Hourican for fiscal year 2021. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs—Replacement PSU Award for Mr. Hourican" for further discussion of this replacement award.

(10)   Mr. Alt joined the Company effective December 7, 2020; as a result, only his fiscal 2021 compensation information is included.

(11)   Mr. Grade served as Executive Vice President and Chief Financial Officer until December 7, 2020, when he transitioned to his current role as Executive Vice President, Business Development.

(12)   Mr. Ørting joined the Company effective January 4, 2021; as a result, only his fiscal 2021 compensation information is included.

(13)   Mr. Peck joined the Company effective January 4, 2021; as a result, only his fiscal 2021 compensation information is included.

Grants of Plan-Based Awards

The following table provides information on annual incentive award opportunities, PSUs and stock options under our 2018 Omnibus Incentive Plan granted to the NEOs during fiscal 2021.

Name	Grant Date	Number of Shares, Units or Other Rights	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)[5]	Closing Market Price On the Date of Grant ($)	Grant Date Fair Value of Stock and Option Awards ($)[6]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Kevin P. Hourican	8/20/20	84,688				21,172	84,688	148,204					$4,918,679
	8/20/20								33,875				1,967,460
	8/20/20									225,056	$ 58.08	$ 57.93	3,024,753
	8/20/20		$ 828,750	$1,950,000	$ 3,315,000								
	6/23/21	119,854[7]				29,964	119,854	209,745					9,244,339
Aaron E. Alt	12/7/20	17,325				4,331	17,325	30,319					1,353,429
	12/7/20								6,930				541,372
	12/7/20									38,434	78.12	75.87	748,694
	12/7/20		135,625	387,500	639,375								
Joel T. Grade	8/20/20	20,452				5,113	20,452	35,791					1,187,852
	8/20/20								8,180				475,094
	8/20/20									54,351	58.08	57.93	730,477
	8/20/20		366,563	862,500	1,466,250								
Greg D. Bertrand	8/20/20	18,669				4,667	18,669	32,671					1,084,296
	8/20/20								7,467				433,683
	8/20/20									49,613	58.08	57.93	666,799
	8/20/20		360,347	847,875	1,441,388								
Tim Ørting Jørgensen	4/14/21								12,304[8]				990,226
	4/14/21								14,914[8]				1,200,279
	4/14/21		159,075	454,500	749,925								
Thomas R Peck, Jr.	2/11/21	13,008				3,252	13,008	22,764					990,429
	2/11/21								5,203				396,156
	2/11/21									30,532	76.14	76.22	579,192
	2/11/21		113,750	325,000	536,250								

(1) These amounts relate to short-term incentive awards made in fiscal 2021 pursuant to the STIP for Messrs. Hourican, Grade, Alt and Bertrand and pro-rata STIP awards made at the time Messrs. Ørting and Peck were hired during fiscal 2021. In approving the STIP awards for fiscal 2021, the CLD Committee targeted each NEO's STIP opportunity at the following percentages of the applicable base salary: 150% for Mr. Hourican, 125% for each of Messrs. Grade, Bertrand and Ørting and 100% for each of Messrs. Alt, and Peck. The Threshold, Target and Maximum opportunities for Mr. Ørting were calculated in Euros and converted to US dollars (using the exchange rate for January 4, 2021, of 1.2120 USD/1 EUR as reported by Reuters). See "Compensation Discussion and Analysis—What We Paid and Why— Compensation for NEOs—Short-Term Incentive Award—Detailed Information" above for further discussion of the terms of the fiscal 2021 STIP awards.

(2) These amounts relate to PSUs with a two-year performance period that we granted in August 2020 (to Messrs. Hourican, Grade and Bertrand), in December 2020 (to Mr. Alt), in February 2021 (to Mr. Peck) and April 2021 (to Mr. Ørting) under the Performance Share Unit Agreement For Performance Period FY2021 – FY2022 adopted pursuant to the Sysco's 2018 Omnibus Incentive Plan. These amounts represent the number of shares of our Common Stock that would be paid out to each NEO, assuming threshold, target and maximum levels of Company financial performance during the performance period under the applicable performance criteria. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs—Long Term Incentives—Detailed Information" above for further discussion of the terms of the PSUs, including the treatment of the PSUs following termination of the participant's employment under various scenarios.

(3) Represents RSUs issued to (i) the NEOs in connection with the Fiscal 2021 LTI Grant and (ii) Mr. Ørting in the form of a make-whole award. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs—New Hire Compensation for Messrs. Alt, Ørting and Peck" above for discussion of the terms of the RSU awards to Messrs. Alt, Ørting and Peck, including the applicable vesting schedules, and "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs—Long Term Incentives—Detailed Information" above for discussion of the terms of the RSU awards to Messrs. Hourican, Grade and Bertrand. Dividend equivalents will be paid to the NEOs, in cash, if and when the underlying RSUs are distributed. If an NEO experiences a qualifying Retirement in Good Standing or leaves our employment because of disability, his or her RSUs will remain in effect, vest and be exercisable in accordance with their terms as if he or she had remained employed. Additionally, the RSUs will vest immediately upon the NEO's death or qualifying involuntary termination following a change in control of the Company. The RSUs will be forfeited in their entirety if employment terminates as a result of Retirement in Good Standing prior to the first Vesting Date. In addition, an NEO will forfeit all unvested RSUs if the CLD Committee finds, by a majority vote, that either before or after termination of his or her employment, the NEO:

• committed fraud, embezzlement, theft, a felony, or proven dishonesty in the course of his or her employment and by any such act, damaged us or our subsidiaries;

• disclosed our trade secrets;

• participated, engaged or had a financial or other interest in any commercial venture in the United States competitive with our business in violation of our Global Code of Conduct or that would have violated our Global Code of Conduct had he or she been an employee when he engaged in the prohibited activity; or

• violated any applicable compensation, clawback and recoupment policies.

(4) These options, which were granted pursuant to the 2018 Omnibus Incentive Plan on August 20, 2020, December 7, 2020, February 11, 2021 and April 14, 2021, respectively, have a term of 10 years, the maximum term under the plan, and vest in equal, annual installments over a period of three years beginning on the first anniversary of the grant date. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs— New Hire Compensation for Messrs. Alt and Ørting and Peck" above for discussion of the terms of the make-whole option awards to Messrs. Alt, Ørting and Peck, including the applicable vesting schedules. If an NEO experiences a qualifying retirement in good standing or leaves our employment because of disability, his or her options will remain in effect, vest and be exercisable in accordance with their terms as if he or she had remained employed. If an NEO dies during the term of his or her option, all unvested options will vest immediately and may be exercised by his or her estate at any time until the earlier to occur of three years after death or the option's expiration date. In addition, an NEO will forfeit all unexercised options if the CLD Committee finds, by a majority vote, that either before or after termination of his or her employment, the NEO:

• committed fraud, embezzlement, theft, a felony, or proven dishonesty in the course of his or her employment and by any such act, damaged us or our subsidiaries;

• disclosed our trade secrets; or

• participated, engaged or had a financial or other interest in any commercial venture in the United States competitive with our business in violation of our Global Code of Conduct or that would have violated our Global Code of Conduct had he or she been an employee when he engaged in the prohibited activity; or

• violated any applicable compensation, clawback and recoupment policies.

(5) The exercise price for these options was set at the "Fair Market Value" on the date of the grant, which is defined as the closing sale price during regular trading hours of the stock on the immediately preceding date on the principal securities market in which shares of stock is then traded, or, if there were no trades on that date, the closing sale price during regular trading hours of the stock on the first trading day prior to that date. Pursuant to our 2018 Omnibus Incentive Plan, under which these options were granted, the exercise price of all options may not be less than the Fair Market Value.

(6) We determined the following estimated grant date fair values for the options reported in the table above using a Black-Scholes pricing model: (i) options issued on August 20, 2020 of $13.44 per option; (ii) options issued on December 7, 2020 of $19.48 per option; and (iii) options issued on February 11, 2021 of $18.97 per option. The assumptions underlying these option valuations are listed below:

	Volatility	Risk-Free Rate of Return	Dividend Yield at the Date of Grant	Expected Option Life
August 2020	32.2%	0.45%	2.69%	7.00 years
December 2020	32.1%	0.70%	2.28%	7.00 years
February 2021	32.1%	0.80%	2.34%	7.00 years

We did not assume any option exercises or risk of forfeiture during the expected option life in determining the valuation of the option awards. Had we done so, such assumptions could have reduced the reported grant date value. The actual value, if any, an executive may realize upon exercise of options will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, the value realized, if any, may not be at or near the value estimated by the Black-Scholes model. We determined the estimated grant date fair value of the PSUs to be: (i)$58.08 per PSU, for those granted on August 20, 2020; (ii) $78.12 per PSU, for those granted on December 7, 2020; and (iii) $76.14 per PSU, for those granted on February 11, 2021, in each case being the closing price of our Common Stock on the last business day before the grant date, and assuming the target number of shares would be earned at the end of the two-year performance period. Grants of PSUs are reflected at target since actual shares to be received, if any, will be determined after the two-year performance period ending on July 2, 2022. The estimated grant date fair value of each of the RSUs reported in the table above is equal to the grant date fair value of the corresponding PSUs awarded on the same date and indicated in this footnote (6) above, in each case being the closing price of our Common Stock on the last business day before the grant date. In addition, the estimated grant date fair value for the RSUs issued to Mr. Ørting on April 14, 2021 was $80.48 per RSU, the closing price of our Common Stock on the last business day before the grant date.

(7) Represents a replacement award of PSUs issued to Mr. Hourican, as discussed above under "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs—Replacement PSU Award for Mr. Hourican." The estimated grant date fair value for the PSUs issued to Mr. Hourican on June 23, 2021 was $77.13 per PSU, the closing price of our Common Stock on the last business day before the grant date.

(8) The 12,304 RSUs reported in the table above were issued to Mr. Ørting in connection with the Fiscal 2021 LTI Grant, and the 14,914 RSUs reported in the table above were issued to Mr. Ørting in the form of a make-whole award. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs—New Hire Compensation for Messrs. Alt, Ørting and Peck" above for discussion of the terms of the RSU awards to Mr. Ørting, including the applicable vesting schedules.

Outstanding Equity Awards at Year-End

Option grants prior to fiscal 2017 have generally vested and become exercisable in five equal annual installments, beginning one year after the grant date, and the option grants since fiscal 2017 vest and become exercisable in three equal, annual installments, beginning one year after the grant date, in each case to create a long-term incentive for the executives. The RSUs that have been granted prior to fiscal 2020 generally vest one-third per year over three years, and the PSUs issued beginning in fiscal 2017 under the 2018 Omnibus Incentive Plan and its predecessor, the 2013 Long-Term Incentive Plan, which we refer to as the "Incentive Plans," are subject to cliff vesting following a two or three-year performance period. The Incentive Plans allow the CLD Committee the discretion to grant stock options, restricted stock, RSUs, PSUs, and other stock-based awards.

According to the terms of our Incentive Plans, the exercise price of options may not be less than the Fair Market Value on the date of the grant, which is defined in our Incentive Plans as the closing sale price during regular trading hours of the stock on the immediately preceding date on the principal securities market in which shares of our Common Stock are then traded, or, if there were no trades on that date, the closing sale price during regular trading hours of the Common Stock on the first trading day prior to that date. Our Incentive Plans specifically prohibit repricing of outstanding grants without stockholder approval.

The CLD Committee generally makes equity grants during open "trading" windows under our Policy on Trading in Company Securities, at a time when we have publicly disseminated all material information likely to affect the trading price of Sysco's Common Stock. The CLD Committee will generally not make grants during a period preceding an anticipated event, such as an earnings release, that is likely to cause a substantial increase or a substantial decrease in the trading price of Sysco's Common Stock.

The following table provides information on the stock option, RSU and PSU grants held by each NEO as of July 3, 2021.

		Option Awards				Stock Awards	
Name	Date Granted	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]
Hourican	June 2021	—	—	—	—	119,854[2]	$ 9,179,618
	August 2020	—	—	—	—	86,281[3]	6,608,262
	August 2020	—	225,056[4]	$ 58.08	08/19/2030	—	—
	August 2020	—	—	—	—	33,875[5]	2,594,486
	February 2020	227,767	455,536[6]	76.27	02/11/2030	—	—
	February 2020	—	—	—	—	27,298[7]	2,090,754
Alt	December 2020	—	—	—	—	17,526[3]	1,342,316
	December 2020	—	38,434[8]	78.12	12/06/2030	—	—
	December 2020	—	—	—	—	6,930[9]	530,769
Grade	August 2020	—	—	—	—	20,836[3]	1,595,829
	August 2020	—	54,351[4]	58.08	08/19/2030	—	—
	August 2020	—	—	—	—	8,180[5]	626,506
	August 2019	—	—	—	—	21,128[10]	1,618,194
	August 2019	30,037	60,074[11]	72.80	08/20/2029	—	—
	August 2018	60,242	30,122[12]	75.08	08/22/2028	—	—
	August 2017	129,098	—	51.22	08/24/2027	—	—
	August 2016	145,833	—	52.42	08/24/2026	—	—
	November 2015	151,646	—	40.59	11/17/2025	—	—
	November 2014	69,043	—	38.89	11/18/2024	—	—
Bertrand	August 2020	—	—	—	—	19,020[3]	1,456,742
	August 2020	—	49,613[4]	58.08	08/19/2030	—	—
	August 2020	—	—	—	—	7,467[5]	571,898
	August 2019	—	—	—	—	17,802[10]	1,363,455
	August 2019	25,309	50,620[11]	72.80	08/20/2029	—	—
	August 2018	49,766	24,883[12]	75.08	08/22/2028	—	—
	August 2017	79,918	—	51.22	08/24/2027	—	—
	August 2016	93,750	—	52.42	08/24/2026	—	—
	November 2015	77,989	—	40.59	11/17/2025	—	—
Ørting	April 2021	—	—	—	—	14,914[13]	1,142,263
	April 2021	—	—	—	—	12,304[14]	942,363
Peck	February 2021	—	—	—	—	13,083[3]	1,002,027
	February 2021	—	30,532[15]	76.14	02/10/2031	—	—
	February 2021					5,203[14]	398,498

(1) The aggregate value, rounded to the nearest whole dollar, of each outstanding award of RSUs and PSUs is calculated using the closing price of our Common Stock on July 2, 2021, the last trading day of fiscal 2021, of $76.59. For the PSUs, the market value is based on the target number of shares of Common Stock underlying the PSUs, including dividend equivalents, as explained further in footnotes (3) and (10) below.

(2) Represents the target number of shares of common stock, rounded down to the nearest whole share, underlying the replacement award of PSUs granted to Mr. Hourican by the CLD Committee in June 2021. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs— Replacement PSU Award for Mr. Hourican" for further discussion. Each PSU represents the right to receive one share of Common Stock, at target levels, but the ultimate number of shares of Common Stock to be earned with respect to a participant's PSUs will be determined at the end of the two-year performance period ending on July 2, 2022 and could range from 0% to 200% of the target number of PSUs granted to the participant, based on the Company's performance relative to the pre-established targets. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs–Long Term Incentives—Detailed Information" above for further discussion of the terms of the PSUs.

(3) Represents the target number of shares of Common Stock, rounded down to the nearest whole share, underlying the PSUs awarded to the NEO in connection with his fiscal 2021 annual LTI award, as well as dividend equivalents that are expected to be paid in shares of Common Stock upon vesting of these PSUs. Each PSU represents the right to receive one share of Common Stock, at target levels, but the ultimate number of shares of Common Stock to be earned with respect to a participant's PSUs will be determined at the end of the two-year performance period ending on July 2, 2022 and could range from 0% to 175% of the target number of PSUs granted to the participant, based on the Company's performance relative to the pre-established targets. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs—Long Term Incentives—Detailed Information" above for further discussion of the terms of the PSUs.

(4) These options were awarded to the NEO in August 2020 in connection with his annual LTI award. One-third of these options vested on August 20, 2021, with the remainder vesting in equal installments on August 20, 2022 and 2023.

(5) Represents RSUs awarded to the NEO in August 2020 in connection with his annual LTI award. One-third of these RSUs will vest on September 1, 2021, with the remainder vesting in equal installments on September 1, 2022 and 2023. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs–Long Term Incentives—Detailed Information" above for further discussion of these RSUs.

(6) These options were awarded to the NEO in February 2020 in connection with his annual LTI award and his LTI make-whole award. One-third of these options vested on each of August 21, 2020 and 2021, with the remainder vesting on August 21, 2022.

(7) Represents RSUs granted as a make-whole award to the NEO. These RSUs vested in two equal installments on February 1, 2021 and on August 1, 2021.

(8) These options were awarded to the NEO in December 2020 in connection with his annual LTI award. These options will vest in three equal installments on December 7, 2021, 2022 and 2023.

(9) Represents RSUs awarded to the NEO in December 2020 in connection with his annual LTI award. These RSUs will vest in three equal installments on January 1, 2022, 2023 and 2024. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs—Long Term Incentives—Detailed Information" above for further discussion of these RSUs.

(10) Represents the target number of shares of Common Stock, rounded down to the nearest whole share, underlying the PSUs awarded to the NEO in connection with his fiscal year 2020 annual LTI award, as well as dividend equivalents that are expected to be paid in shares of Common Stock upon vesting of these PSUs. Each PSU represents the right to receive one share of Common Stock, at target levels, but the ultimate number of shares of Common Stock to be earned with respect to a participant's PSUs will be determined at the end of the three-year performance period ending on July 2, 2022 and could range from 0% to 200% of the target number of PSUs granted to the participant, based on the Company's financial performance relative to the pre-established targets. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs—Long Term Incentives-Detailed Information" above for further discussion of the terms of the PSUs.

(11) Half of these options vested on August 21, 2021, with the remainder vesting on August 21, 2022.

(12) These options vested on August 23, 2021.

(13) Represents RSUs granted as a make-whole award to the NEO. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs— New Hire Compensation for Messrs. Alt, Ørting and Peck" and footnotes (3) and (8) to the "Grants of Plan Based Awards" table above for discussion of the terms of these RSUs. These RSUs vest in two equal installments on April 14, 2022 and 2023.

(14) Represents RSUs granted as a make-whole award to the NEO. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs— New Hire Compensation for Messrs. Alt, Ørting and Peck" and footnotes (3) and (8) to the "Grants of Plan Based Awards" table above for discussion of the terms of these RSUs. These RSUs vest in three equal installments on May 1, 2022, 2023 and 2024.

(15) These options were awarded to the NEO in February 2021 in connection with his annual LTI award. These options will vest in three equal installments on February 11, 2022, 2023 and 2024.

Retirement in Good Standing or Disability. If the executive's employment terminates as a result of retirement in good standing or disability, the option awards listed above will remain outstanding, vest and be exercisable in accordance with its terms as if the executive remained an employee of Sysco.

Death. All unvested options will vest immediately upon the death of an NEO while actively employed by the Company. Furthermore, the options provide that the executive's estate or designees may exercise the options at any time within three years after his death, but in no event later than the original expiration date.

Change in Control. If the Company terminates the NEO's employment within 12 months before, or 24 months following, a change in control of the Company, then the options listed in the table above will remain outstanding, vest and be exercisable in accordance with their terms as if the executive had remained an employee of Sysco.

Option Exercises and Stock Vested

The following table provides information with respect to aggregate option exercises and the vesting of stock awards during the last fiscal year for each of the NEOs.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Kevin P. Hourican	—	$ —	27,297	$ 1,952,008
Aaron E. Alt	—	—	—	—
Joel T. Grade	75,637	3,733,117	—	—
Greg D. Bertrand	36,403	1,386,226	—	—
Tim Ørting Jørgensen	—	—	—	—
Thomas R. Peck, Jr.	—	—	—	—

(1) For shares sold immediately upon exercise of the option, we calculated the value realized based on the difference between the actual sales price of the shares underlying the option and the exercise price of the option. Otherwise, we calculated the value realized based on the difference between the fair market value of the Common Stock (i.e., the NYSE closing price on the preceding trading day) and the exercise price of the option.

(2) We computed the value realized upon vesting of RSUs by multiplying the number of shares of Common Stock underlying RSUs that vested by the NYSE closing price of the Common Stock on the last trading day prior to the vesting date. Dividend equivalents with regard to the RSUs that vested during fiscal 2021 were paid in cash at the time of such vesting and are not reflected in this column.

Fiscal 2021 Nonqualified Deferred Compensation

The following table provides information regarding executive contributions and related company matches, earnings and account balances under the Executive Deferred Compensation Plan ("EDCP") and the Management Savings Plan ("MSP") for each of the NEOs during fiscal 2021. None of the NEOs made any withdrawals or received any distributions under these plans with respect to fiscal 2021. During fiscal 2021, all NEOs (other than Messrs. Ørting and Peck) were participants in the MSP and only Mr. Bertrand was a participant in the EDCP.

Name	Applicable Plan	Executive Contributions for Fiscal 2021 ($)[1]	Registrant Contributions for Fiscal 2021 ($)[2]	Aggregate Earnings in Fiscal 2021 ($)[3]	Aggregate Balance at July 3, 2021 ($)[4]
Hourican	MSP	$ —	$ 27,186	$ 201	$ 27,387
	EDCP	—	—	—	—
Alt	MSP	25,038	1,788	2,170	28,997
	EDCP	—	—	—	—
Grade	MSP	44,936	38,416	193,308	749,687
	EDCP	—	—	—	—
Bertrand	MSP	49,855	63,961	(9,735)	2,809,832
	EDCP	—	—	23,431	546,453
Ørting	MSP	—	—	—	—
	EDCP	—	—	—	—
Peck	MSP	—	—	—	—
	EDCP	—	—	—	—

(1) For the MSP, the amount shown for each of Messrs. Grade and Bertrand includes the deferral of a portion of the salary paid to the NEO for fiscal 2021. The amount of such deferred salary is included in the Summary Compensation Table above under the "Salary" column for 2021.

(2) As discussed below, the MSP allows participants to defer a portion of their salary and annual incentive award and provides for Company contributions to participants' accounts, including matching, non-elective and SERP transitional contributions. The amount shown consists of the following Company contributions for each NEO:

	Match	Non-elective	SERP Transition
Hourican	$ —	$ 27,186	$ —
Alt	—	1,788	—
Grade	19,208	19,208	—
Bertrand	20,060	20,060	23,842
Ørting	—	—	—
Peck	—	—	—

(3) The above-market interest portion of these amounts is included in the fiscal 2021 disclosure under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column and footnote (6) of the Summary Compensation Table above, in the following amounts: $13,918 for EDCP and $3,088 for MSP for Mr. Bertrand.

(4) Portions of the amounts disclosed in this column for Mr. Bertrand have previously been reported in Summary Compensation Tables for prior years, including the following amounts: $13,102 for fiscal 2020, $9,927 for fiscal 2019 and $12,524 for fiscal 2018.

About the MSP

In order to provide certain highly compensated employees of the Company with the continued opportunity to build retirement savings on a tax-deferred basis through deferrals and Company contributions, Sysco adopted the MSP, effective November 14, 2012. The MSP is a competitive plan for nonqualified executive retirement benefits and is designed to supplement the Sysco Corporation Employee's 401(k) Plan (the "401(k) plan"). It allows participants, including the NEOs, to defer a portion of their salary compensation and up to 90% of their annual incentive award. The MSP also provides for Company contributions to participants' accounts, including non-elective and matching contributions, as well as transition contributions, which are designed to compensate participants for a portion of the value lost as a result of the freezing of Sysco's then-current plans. The MSP allows for deferrals and contributions that would not be permitted under the Company's 401(k) plan due to IRS limits. The following discussion summarizes the material terms of the MSP that are applicable to the NEOs. The definition of "bonus" for purposes of the MSP includes any amounts that are paid as a bonus or annual incentive award to a participant, whether under a long-term incentive plan or otherwise.

Executive Deferrals. Each participant may initially elect to defer up to 50% of his or her annual salary and up to 90% of his or her annual incentive award under the MSP. A deferral election, once made, is irrevocable for the applicable calendar year (for salary deferrals) or fiscal year (for bonus deferrals). Bonus deferral elections are contingent upon the participant's award qualifying as "performance-based compensation" under Section 409A of the Internal Revenue Code.

The CLD Committee retains the discretion to alter the minimum and maximum percentages of awards that may be deferred, but such discretion must be exercised prior to the beginning of the applicable fiscal year for which such award may be earned. Salary deferrals were effective beginning in calendar year 2013, with performance-based annual incentive award deferrals effective beginning in fiscal 2014.

Company Contributions. Sysco will make a matching contribution (determined based on compensation not taken into account under the Company's 401(k) plan), to the accounts of participants who elect to defer a portion of their compensation under the MSP (the "Company Match"). The Company Match is made on a calendar year basis. The Company

Match for fiscal 2021 was subject to a limit of 50% of the first 6% of a participant's annual base salary and annual incentive award deferred by the participant.

In addition to the Company Match, Sysco will credit an automatic Company contribution equal to 3% of the participant's annual base salary and bonus, less the amount of a similar Company contribution into the participant's 401(k) plan account, to the participant's account in the MSP (the "Non-elective Contribution"). The Company will credit this contribution regardless of whether the participant defers any amounts under the MSP or 401(k) plan.

In addition to the contributions described above, the MSP account for Mr. Bertrand will be credited annually with an automatic, fully vested Company contribution of 2.5% of his annual base salary and annual incentive award for a period of ten years through 2024 (each contribution referred to as a "SERP Transition Contribution") so long as he remains employed by Sysco or leaves for retirement, death or disability in such calendar year.

Investment Options. The portion of a participant's account attributable to salary and bonus deferrals will be deemed invested and reinvested in certain investments, as designated by the participant from a list of available investment options. The investment options include a variety of generally available investment funds. The portion of a participant's account attributable to Sysco company contributions will be deemed invested as directed by the participant.

Vesting of Deferrals and Company Contributions. Participant deferrals, including associated investment earnings and losses, will be fully vested at all times. The Company Match, as adjusted for associated investment earnings and losses, will vest based upon a participant's number of years of service. As of July 3, 2021, Messrs. Bertrand and Grade were fully vested with respect to the Company Match, and Messrs. Hourican and Alt were each fully unvested, with the Company Match to vest through the fifth anniversary of service. In addition, each of Messrs. Hourican and Alt will become fully vested in the event of his death or disability or a defined change of control of Sysco. The Non-elective Contribution and the SERP Transition Contribution, as such amounts are adjusted for associated investment earnings and losses, will be fully vested at all times.

Timing and Form of Distributions. Other than elected in-service distributions or deferrals, the participant's vested account may generally only be distributed upon the participant's termination for any reason, including death, disability or retirement. Except with respect to in-service distributions or distributions following a participant's termination (for a reason other than death, disability or retirement), the participant may elect to have his account distributed in:

- a lump sum;
- annual installments over a period of up to 20 years; or
- a combination of a lump sum and installments.

In-service distributions and distributions following a participant's termination (for a reason other than death, disability or retirement) will be distributed in a lump sum.

Delay of Distributions to NEOs. Distributions to a specified employee, including an NEO, upon the specified employee's or NEO's "separation from service" as defined under Section 409A of the Internal Revenue Code, will be delayed for a period of six months to the extent that making payments during such six-month period would violate Section 409A of the Internal Revenue Code.

Forfeiture. The MSP contains a forfeiture provision whereby participants will forfeit the balance of their accounts attributable to Company contributions, adjusted for deemed investment losses and earnings, and even if such amounts may have previously vested, in the event the CLD Committee finds that the participant engaged in fraudulent or certain other illegal acts while employed by the Company, or impermissibly competes with the Company after termination. Participants also have an obligation to repay any amounts previously distributed to them under the MSP attributable to Company contributions if the CLD Committee finds they engaged in such acts.

Limits on Excess Parachute Payments. The MSP contains cutback provisions that will reduce amounts payable to each NEO by the amount of any payments that cannot be deducted by Sysco under Section 280G of the Internal Revenue Code.

About the EDCP

Sysco maintained the EDCP to provide certain executives the opportunity to defer the receipt of a portion of their annual salaries, bonuses and deemed earnings thereon on a tax-deferred basis. Federal income taxes on all amounts credited under the EDCP will be deferred until payout under current tax law. The EDCP is administered by the CLD Committee.

Eligibility. Sysco executives who were participants in the Company's management incentive program, or "MIP," excluding those whose income was subject to Canadian income tax laws, were eligible to participate. The CLD Committee amended the EDCP, effective in December 2012, to close the EDCP to new participants.

Executive Deferrals. Executives were permitted to defer up to 40% of their bonuses under the MIP and up to 100% of salary. In September 2009, the EDCP was amended to clarify that any bonus paid in lieu of or as a substitute for the MIP bonus in the future was eligible for deferral under the EDCP.

Sysco Matching Credit. Sysco did not match salary deferrals under the EDCP. Sysco provided matching credit of 15% of the first 20% of bonus deferred, resulting in a maximum possible match credit of 3% of an executive's bonus. The CLD Committee was permitted to authorize

additional discretionary Company contributions, although it did not authorize any contributions from fiscal 2008 through December 31, 2012, the date on which the EDCP was frozen.

Investment Options. An executive may invest the deferral portion of his or her account among nine investment options, which may be changed as often as daily. Participants are also permitted to direct the investment of company matches under the EDCP.

Vesting. An executive is always 100% vested in his or her deferrals and each Sysco match, but any portion of an executive's account attributable to Sysco matches, including associated deemed investment return, and the net investment gain, if any, credited on his or her deferrals, is subject to forfeiture for specified cause or competing against Sysco in certain instances.

In-Service Distribution Elections and Hardship Withdrawals. Unless an executive has previously made an in-service distribution election, an executive will generally not have access to amounts deferred under the EDCP while employed by Sysco unless he or she requests and qualifies for a hardship withdrawal. Such withdrawals are available under very limited circumstances in connection with an unforeseeable emergency.

Distribution Events. We will distribute the vested portion of the amount credited to an executive's EDCP account upon the earlier to occur of the executive's death, disability, retirement or other separation event.

Distributions. Effective January 1, 2009, a participant who terminates employment, other than due to death, disability or a qualifying retirement, will receive a lump sum. A participant may elect the form of distribution of his account in the event of death or disability, or if the participant terminates employment after the earlier of age 60, or age 55 with 10 years of service with the Company.

An executive who has the right to elect the form of payment of his vested account balance may choose annual or quarterly installments over a specified period of up to 20 years, a lump sum or a combination of both. An executive may change his distribution elections prior to separation, subject to limitations in the EDCP required by Section 409A of the Internal Revenue Code.

When we pay installments under the EDCP, we will credit the executive's unpaid vested account balance with a fixed investment return during the entire payout period. This fixed return will equal the Moody's Average Corporate Bond Yield for either the six- or twelve-month period ending two months prior to the month of the first installment payment, whichever is higher.

Delay of Distributions to NEOs. Distributions to a specified employee, including a named executive, upon the specified employee or NEO's "separation from service" as defined under Section 409A of the Internal Revenue Code will be delayed for a period of six months to the extent that making payments during such six-month period would violate Section 409A of the Internal Revenue Code.

Forfeiture for Cause or Competition. Any portion of an executive's account attributable to Sysco matches, including associated deemed investment return, and the net investment gain, if any, credited on his deferrals, is subject to forfeiture for specified cause or competition. No such forfeiture can occur, however, for a participant who is discharged (1) during a plan year in which a change in control occurs or (2) during the three plan years thereafter.

Limits on Excess Parachute Payments. The EDCP contains cutback provisions that will reduce amounts payable to each NEO by the amount of any payments that cannot be deducted by Sysco under Section 280G of the Internal Revenue Code.

Pension Benefits

Sysco maintains two defined benefit pension plans. One is the Sysco Corporation Retirement Plan, or pension plan, which is intended to be a tax-qualified plan under the Internal Revenue Code. The second is the Sysco Corporation Supplemental Executive Retirement Plan, which is not a tax-qualified plan. The pension plan ceased all non-union participant accruals effective December 31, 2012. In November 2012, the SERP was amended to freeze benefits and stop future accruals, effective June 29, 2013. Participants covered by the SERP as of June 29, 2013 were granted accelerated vesting. For those who retire and are not eligible for immediate commencement of their SERP benefit, they will be deemed 100% vested, with benefits payable upon reaching age 65.

For those who are eligible for a SERP benefit at the time of retirement, an early retirement reduction factor will be used to determine the amount available. As of January 1, 2013, the broad-based, tax-qualified 401(k) plan was enhanced to provide a larger benefit going forward. The following table shows the years of credited service for eligibility purposes (e.g., early retirement rights) and the present value of the accrued benefits for each of the NEOs under each of the pension plan and SERP as of July 3, 2021. Messrs. Hourican, Alt, Ørting and Peck are not participants in either of the Sysco maintained defined benefit plans, and Mr. Grade is not a participant in the SERP.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Kevin P. Hourican	Pension Plan	N/A	$ N/A	$ N/A
	SERP	N/A	N/A	N/A
Aaron E. Alt	Pension Plan	N/A	N/A	N/A
	SERP	N/A	N/A	N/A
Joel T. Grade	Pension Plan	23.167	149,563	—
	SERP	N/A	N/A	N/A
Greg D. Bertrand	Pension Plan	30.000	618,619	—
	SERP	30.000	3,540,463	—
Tim Ørting Jørgensen	Pension Plan	N/A	N/A	N/A
	SERP	N/A	N/A	N/A
Thomas R. Peck, Jr.	Pension Plan	N/A	N/A	N/A
	SERP	N/A	N/A	N/A

As required by SEC rules, we calculated the participating officers' accrued benefits under the pension plan by assuming that the named executives will remain in service with the Company until age 65, which is the earliest age at which the NEOs can retire without any reduction in benefits. Amounts shown below assume the pension plan benefit will be paid in the form of a life-only annuity with a 5-year guarantee. Amounts for present value purposes assume that 50% will elect the 100% joint-life annuity and 50% will elect a single life-only annuity. Other optional forms of payment are available from the pension plan.

For the SERP, we calculated the participating NEOs' accrued benefits by assuming that those NEOs will remain in service with Sysco until the earliest age they could retire without any reduction in SERP benefits. This date is at age 58 for Mr. Bertrand. The amounts shown below and for present value purposes assume the SERP will be paid as a joint-life annuity, reducing to two-thirds upon the death of either the executive or his spouse, with the unreduced payment guaranteed for 10 years; however, members also have the option to elect a life-only annuity with a 10-year guarantee.

We calculated the present value of the accumulated pension plan and SERP benefits based on a 3.12% discount rate for the pension plan and a 2.91% discount rate for the SERP, with a post-retirement mortality assumption based on the Society of Actuaries' Pri-2012 Private Retirement Plans Mortality Table for healthy retirees without collars and the MSS 2020 projection scale.

Following are the estimated accrued benefits earned through the fiscal year ended July 3, 2021 for the pension plan or SERP, as noted. These annual amounts would be payable at the earliest unreduced retirement age, as described above, if the NEO remains in the service of Sysco until such age. Projected benefits that may be earned due to pay and service after the fiscal year ended July 3, 2021 are not included in these estimates.

Name	Plan Name	Earliest Unreduced Retirement Age	Expected Years of Payments	Estimated Annual Benefit
Kevin P. Hourican	Pension Plan	N/A	N/A	$ N/A
	SERP	N/A	N/A	N/A
Aaron E. Alt	Pension Plan	N/A	N/A	N/A
	SERP	N/A	N/A	N/A
Joel T. Grade	Pension Plan	65	21.6	14,693
	SERP	N/A	N/A	N/A
Greg D. Bertrand	Pension Plan	65	21.2	50,829
	SERP	58	29.9	182,495
Tim Ørting Jørgensen	Pension Plan	N/A	N/A	N/A
	SERP	N/A	N/A	N/A
Thomas R. Peck, Jr.	Pension Plan	N/A	N/A	N/A
	SERP	N/A	N/A	N/A

In addition to the above, we provide a temporary Social Security bridge benefit to an executive commencing SERP benefits before age 62, payable until the earlier of age 62 or death. The amount of this monthly benefit for Mr. Bertrand, based on the SERP early retirement assumptions above, is $1,638.

Pension Plan

The pension plan, which is intended to be tax-qualified, is funded through an irrevocable tax-exempt trust and covered approximately 40,342 participants as of January 1, 2021. In general, a participant's accrued benefit is equal to 1.5% times the participant's average monthly eligible earnings for each year or partial year of service with Sysco or a subsidiary. As noted above, as of January 1, 2013, non-union employees no longer earn additional retirement benefits under the pension plan, so earnings and service after December 31, 2012, were not taken into account for determining non-union participants' accrued benefits under the pension plan. The accrued benefit under the pension plan is expressed in the form of a monthly annuity for the participant's life, beginning at age 65, the plan's normal retirement age, and with payments guaranteed for five years. If the participant remains with Sysco until at least age 55 with 10 years of service, the participant is entitled to early retirement payments. In such case, we reduce the benefit 6.67% per year for the first five years prior to normal retirement age and an additional 3.33% per year for years prior to age 60. Employees vest in the pension plan after five years of service, and the amendment to freeze benefit accruals under the pension plan after December 31, 2012 did not impact service determination for vesting purposes.

Benefits provided under the pension plan are based on compensation up to a limit, which is $290,000 for calendar year 2021, under the Internal Revenue Code. In addition, annual benefits provided under the pension plan may not exceed a limit, which is $230,000 for calendar year 2021, under the Internal Revenue Code.

Elements Included in Benefit Formula. Compensation included in the pension plan's benefit calculation is generally earned income excluding deferred bonuses.

Policy Regarding Extra Years of Credited Service. Generally, we do not credit service in the pension plan beyond the actual number of years an employee participates in the plan. We base the years of credited service for the NEOs only on their service while eligible for participation in the plan.

Benefit Payment Options. Participants may choose their method of payment from several options, including a life annuity option, spousal joint and survivor annuity, Social Security leveling and life annuity options with minimum guaranteed terms. Only de minimis lump sums are available.

Supplemental Executive Retirement Plan

We maintain a supplemental executive retirement plan, which we refer to as the SERP, for the benefit of 35 eligible executives, as of July 3, 2021, to provide for retirement benefits beyond the amounts available under Sysco's various broad-based US and Canadian pension plans. Mr. Bertrand participate in the SERP. It is our intent that the SERP comply with Section 409A of the Internal Revenue Code in both form and operation. The SERP is an unsecured obligation of Sysco and is not qualified for tax purposes.

In November 2012, the SERP was amended to freeze benefits and stop future accruals, effective June 29, 2013. Participants covered by the SERP as of June 29, 2013 were granted accelerated vesting. For those who retire and are not eligible for immediate commencement of their SERP benefit, they will be deemed 100% vested, with benefits payable upon reaching age 65. For those who are eligible for a SERP benefit at the time of retirement, an early retirement reduction factor will be used to determine the amount available.

The SERP was designed to provide, in combination with other retirement benefits, 50% of an executive's final average compensation, provided an executive had at least 20 years of Sysco service, including service with an acquired company. "Other retirement benefits" include Social Security, benefits from the pension plan, and employer contributions under Sysco's 401(k) plan and similar qualified plans of acquired companies. We reduce the gross accrued benefit of 50% of final average compensation by 5% per year for each year of Sysco service including service with an acquired company of less than 20 years. For purposes of this service calculation, Sysco service was frozen effective June 29, 2013. Additionally, final average compensation is determined using the monthly average of a participant's eligible earnings for the last 10 fiscal years prior to June 29, 2013, or the date he ceases to be covered under the SERP, if earlier. With respect to the determination of a participant's accrued benefit as of June 28, 2008, as discussed below, final average compensation is determined using the monthly average of a participant's eligible earnings for the highest 5 of the 10 fiscal years prior to, and including, the fiscal year ended June 28, 2008.

The term "eligible earnings" refers to compensation taken into account for SERP purposes. As discussed below, beginning with fiscal 2009, the portion of a participant's MIP bonus counted as eligible earnings is capped at 150% of the participant's rate of base salary as of the last day of the applicable fiscal year. Eligible earnings for fiscal years prior to fiscal 2009, including eligible earnings for purposes of determining a participant's accrued benefit as of June 28, 2008, as discussed below, are not affected by this plan change. The definition of eligible earnings that places a cap on the MIP bonus for fiscal years after fiscal 2008 will be used in all benefit calculations except for certain death benefit calculations and a participant's accrued benefit as of June 28, 2008, as discussed below.

A SERP participant will receive a SERP benefit equal to the greater of:

- The accrued benefit determined as of June 29, 2013 (the plan freeze date); or
- The accrued benefit determined as of June 28, 2008, but the early retirement factor and eligibility for immediate benefit payments determined as of the date service with Sysco ends, using the following components:
  – average pay, based on the highest five fiscal years, which need not be successive, of eligible earnings in the ten-fiscal-year period ended June 28, 2008;
  – full years of service with Sysco, including service with companies acquired by Sysco, as of June 28, 2008; and
  – offsets as of June 28, 2008, with the standard adjustment to reflect the form and timing of the SERP benefit payments as of the date service with Sysco ends.

Under the SERP, Sysco has the ability to cause the forfeiture of any remaining SERP payments to a participant who was not discharged for "cause," but who, after termination, was determined by the CLD Committee to have engaged in behavior while employed that would have constituted grounds for a discharge for "cause." For this purpose, termination for "cause" includes termination for fraud or embezzlement. Sysco also has the ability to cause a forfeiture of any remaining SERP payments to a participant if the participant violates certain non-competition covenants. These non-competition covenants are applicable for the year following termination and to the entire period over which any SERP benefits are to be paid.

Participants covered by the SERP as of June 29, 2013 are 100% vested. For those who are eligible for early payment at retirement, their benefits may be reduced by an early retirement factor. The early retirement factor is based upon age and MIP participation service and/or Sysco service. The early retirement factor is 50% when participants reach the earlier of age 60 with 10 years of MIP participation service and 20 years of Sysco service or age 55 with 15 years of MIP participation service. The early retirement factor increases with additional years of age and/or MIP participation service or Sysco service.

A participant with at least 20 years of Sysco service (including service with companies acquired by Sysco) can retire with unreduced benefits when the early retirement factor is 100%. The participant generally attains an early retirement factor of 100% on the earliest of:

- age 65 if the participant has at least 10 years of Sysco service;
- age 55 if the participant has at least 15 years of MIP service, but only if the sum of his or her age and MIP service is equal to or exceeds 80; and
- age 62 if the participant has at least 25 years of Sysco service and at least 15 years of MIP service.

Upon the occurrence of a change in control, the early retirement factor will become 100% for each participant. However, the criteria for determining whether a participant is eligible for early payment remains unchanged (i.e., the enhancement on the early retirement factor only impacts participants who otherwise meet the early payment criteria upon retirement). Notwithstanding this, the SERP contains cutback provisions that will reduce amounts payable to each participant by the amount of any payments that cannot be deducted by Sysco under Section 280G of the Internal Revenue Code.

We pay the SERP benefit as a monthly life annuity with a guaranteed minimum period of 10 years if the participant is not married at the time payments commence. If the participant is married at the time payments commence, the participant has the option to elect a joint life annuity whereby the participant and spouse are entitled to a monthly annuity for life with a guaranteed minimum period of 10 years, and generally, on the participant's or spouse's death, the survivor is entitled to receive a monthly annuity for life with each payment equal to two-thirds of each payment made to the couple. The benefit payable upon the death of a vested, terminated participant who did not meet the early payment criteria as of his or her date of death reflects a reduction of 5/9ths of 1% for each of the first 120 months prior to age 65 and an actuarial reduction for the difference between age 55 and the executive's age at death.

We provide a temporary Social Security bridge benefit to an executive commencing SERP benefits before age 62, payable until the earlier of age 62 or death.

Elements of Compensation included in Benefit Formula. Compensation generally includes base pay, the MIP bonus or any bonus paid in lieu of or as a substitute for the MIP bonus (although this is limited to 150% of the annual rate of base salary for fiscal 2009 and later years), the fiscal 2007 supplemental performance bonus, and stock matches under the 2005 Management Incentive Plan and predecessor plans with respect to fiscal 2005 and prior fiscal years. Compensation earned after June 29, 2013 is not applicable to the SERP.

Funding Status. Sysco's obligations under the SERP are partially funded by a rabbi trust holding life insurance and an interest in certain real property occupied by Sysco. Sysco's obligations under the SERP are maintained as a book reserve account. In the event of Sysco's bankruptcy or insolvency, however, the life insurance, the real property interest, and any other assets held by the rabbi trust become subject to the claims of Sysco's general creditors.

Lump Sum Availability. Retirement benefits may not be paid as a lump sum.

Delay of Distributions to NEOs. Distributions to an NEO upon the NEO's "separation from service" as defined under Section 409A of the Internal Revenue Code will be delayed for a period of six months to the extent that making payments during such six-month period would violate Section 409A.

In November 2012, the CLD Committee amended the SERP to provide that benefit accruals for all participants were frozen as of June 29, 2013. Subsequent to June 29, 2013, the frozen SERP benefits continue to be payable pursuant to the terms of the SERP, as amended.

Also effective on June 29, 2013, all SERP participants vested in their then-accrued benefit. However, an early retirement reduction factor has been added to apply in the case of an employee who retires before age 65 who would not have been fully vested at his retirement date under the SERP prior to the amendment. The early retirement factor mirrors the benefit reduction that would have occurred as a result of the application of the vesting formula if the participant had taken early retirement under the SERP as it existed prior to its amendment. These changes do not alter the benefit commencement or other payment schedules for any SERP participant.

In addition, the age threshold previously applicable to the SERP death benefit was removed, effective June 29, 2013. As a result, if an active participant dies, the participant's beneficiary will be entitled to a monthly annuity actuarially equivalent to the greater of: (i) an annual payment equal to 25% of the participant's three-year final average compensation for ten years certain, or (ii) the participant's vested accrued benefit as of his date of death, reduced by an actuarial reduction factor to take into account age at death prior to normal retirement age of 65.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing the following information about the ratio of the annual total compensation, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K (the "Annual Total Compensation"), of our CEO, Kevin P. Hourican, and the Annual Total Compensation of our median employee (the "Median Employee").

For fiscal 2021, our last completed fiscal year:

The Annual Total Compensation of our CEO	$23,207,768
The Annual Total Compensation of our Median Employee	$ 75,209
The Ratio of the CEO's to the Median Employee's Annual Total Compensation	309:1

Methodology

We believe our CEO pay ratio is a reasonable estimate calculated in a manner consistent with the applicable rules of the SEC. Our methodology and process are described below:

Determined Employee Population. We began with our global employee population of 59,189 associates as of June 1, 2021, including full-time, part-time, and seasonal or temporary workers, employed by the Company or its consolidated subsidiaries, but excluding our CEO. As permitted by SEC rules, under the 5% "De Minimis Exception," we excluded 1,018 non-U.S. employees, representing 1.7% of our total workforce. Employees from the following countries were excluded: Bahamas (482), China (69), Egypt (1) Hong Kong (24), Italy (6), Portugal (4), Singapore (2), and Sri Lanka (430). Prior to applying the de minimis exception, our total employee population as of June 1, 2021, consisted of 38,404 employees in the U.S. and 20,785 employees outside the U.S. After excluding the employees in these countries pursuant to the de minimis exception, our employee population as of June 1, 2021, consisted of 58,171 employees, including 38,404 employees in the U.S. (66%) and 19,767 employees outside the U.S. (34%).

Identified the Median Employee. In 2021, we collected the payroll data of all employees globally, except for the employees in the excluded countries identified above, who were employed on a full-time, part-time, temporary or seasonal basis as of June 1, 2021.

To identify our Median Employee, we used total taxable earnings paid to our employees in the most recently completed taxable year in their respective jurisdictions as our consistently applied compensation measure, as permitted by SEC rules. This included base salary, overtime pay, annual incentive awards and vested long-term incentive awards.

We annualized the compensation of permanent, full-time and part-time employees who were hired by the Company and its consolidated subsidiaries after the beginning of the most recently completed taxable year in their respective jurisdictions. We applied an exchange rate as of June 1, 2021, to convert all international currencies into U.S. dollars.

Using this methodology, we determined that the Median Employee was a non-exempt, full time employee located in the U.S.

Calculated CEO Pay Ratio. We calculated our Median Employee's Annual Total Compensation for fiscal 2021 in accordance with the SEC's requirements governing preparation of the Summary Compensation Table, provided that we included in such total the estimated value of the Median Employee's health and welfare benefits, resulting in the Annual Total Compensation reported in the table above.

We calculated our CEO's Annual Total Compensation using the same approach, including the estimated value of his health and welfare benefits. We then divided the CEO's Annual Total Compensation by the Median Employee's Annual Total Compensation to calculate the pay ratio presented in the table above.

The CEO pay ratio disclosure presented above is a reasonable estimate. Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, our pay ratio disclosure may not be comparable to the pay ratios reported by other companies.

Quantification of Termination/Change in Control Payments

We have entered into certain agreements and maintain certain plans that will require us to provide compensation for the NEOs in the event of specified terminations of their employment or upon a change in control of Sysco. We have listed the amount of compensation we would be required to pay to each NEO in each situation in the tables below. Amounts included in the tables are estimates and are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts we pay or distribute may differ materially from the amounts set forth below. Factors that could affect these amounts include the timing during the year of any such event, the amount of future bonuses, the value of our stock on the date of the change in control and the ages and life expectancy of each executive and his spouse. The amounts shown in the tables below assume that the event that triggered the payment occurred on July 3, 2021. All amounts shown represent total payments, except as otherwise noted. We expect to time the payment of all amounts shown to comply with Section 409A of the Internal Revenue Code.

KEVIN P. HOURICAN

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Retirement	$ —	$ —	$ 27,387	$ —	$ N/A[9]	$ N/A[9]	$ N/A[9]	$ N/A[9]
Death	—	—	27,387	—	15,787,880	8,996,760	1,200,000	62,025
Disability	—	—	27,387	—	15,787,880	8,996,760	5,930,000	62,025
Voluntary Resignation	—	—	27,387	—	—	—	—	—
Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	6,500,000	—	27,387	—	—	—	39,048	62,025
Change in Control w/o Termination[8]	—	—	27,387	—	—	—	—	—
Termination w/o Cause following a Change in Control[8]	9,750,000	—	27,387	—	15,787,880	8,996,760	58,572	62,025

AARON E. ALT

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Retirement	$ —	$ —	$ 3,959	$ —	$ N/A[9]	$ N/A[9]	$ N/A[9]	$ N/A[9]
Death	—	—	3,959	—	1,342,316	530,769	1,200,000	21,941
Disability	—	—	3,959	—	1,342,316	530,769	5,305,000	21,941
Voluntary Resignation	—	—	3,959	—	—	—	—	—
Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	1,550,000	—	3,959	—	—	—	37,224	46,941
Change in Control w/o Termination[8]	—	—	3,959	—	—	—	—	—
Termination w/o Cause following a Change in Control[8]	3,100,000	—	3,959	—	1,342,316	530,769	37,224	46,941

JOEL T. GRADE

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Retirement	$ —	$ —	$ 516,877	$ —	$ N/A[9]	$ N/A[9]	$ N/A[9]	$ N/A[9]
Death	—	—	516,877	—	3,214,023	1,905,707	1,200,000	38,552
Disability	—	—	516,877	—	3,214,023	1,905,707	4,864,000	38,552
Voluntary Resignation	—	—	516,877	—	—	—	—	—
Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	1,380,000	—	516,877	—	—	—	29,574	63,552
Change in Control w/o Termination[8]	—	—	516,877	—	—	—	—	—
Termination w/o Cause following a Change in Control[8]	3,105,000	—	516,877	—	3,214,023	1,905,707	29,574	63,552

GREG D. BERTRAND

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Retirement	$ —	$ 545,495	$ 1,002,867	$ 3,295,288	$ 1,642,402	$ 1,719,655	$ —	$ 44,617
Death	—	545,495	1,002,867	3,115,009	2,820,197	1,719,655	1,200,000	44,617
Disability	—	545,495	1,002,867	3,295,288	2,820,197	1,719,655	2,646,000	44,617
Voluntary Resignation	—	545,495	1,002,867	3,295,288	1,642,402	1,719,655	—	44,617
Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	1,356,600	545,495	1,002,867	3,295,288	1,642,402	1,719,655	29,574	69,617
Change in Control w/o Termination[8]	—	545,495	1,002,867	—	—	—	—	—
Termination w/o Cause following a Change in Control[8]	3,052,350	545,495	1,002,867	3,786,321	2,820,197	1,719,655	29,574	69,617

TIM ØRTING JØRGENSEN

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Retirement	$ —	$ —	$ —	$ —	$ N/A[9]	$ N/A[9]	$ N/A[9]	$ N/A[9]
Death	—	—	—	—	—	2,084,627	—	—
Disability	—	—	—	—	—	2,084,627	—	—
Voluntary Resignation	—	—	—	—	—	—	—	—
Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination w/o Cause	1,863,000	—	—	—	—	—	—	—
Change in Control w/o Termination[8]	—	—	—	—	—	—	—	—
Termination w/o Cause following a Change in Control[8]	1,863,000	—	—	—	—	2,084,627	—	—

THOMAS R. PECK, JR.

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Retirement	$ —	$ —	$ —	$ —	$ N/A[9]	$ N/A[9]	$ N/A[9]	$ N/A[9]
Death	—	—	—	—	1,002,027	412,237	1,200,000	18,263
Disability	—	—	—	—	1,002,027	412,237	3,634,000	18,263
Voluntary Resignation	—	—	—	—	—	—	—	—
Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	1,300,000	—	—	—	—	—	18,288	43,263
Change in Control w/o Termination[8]	—	—	—	—	—	—	—	—
Termination w/o Cause following a Change in Control[8]	2,600,000	—	—	—	1,002,027	412,237	18,288	43,263

(1) See "Fiscal 2021 Nonqualified Deferred Compensation – About the EDCP" above for a discussion of the calculation of benefits and payout options under the EDCP, and events that may cause forfeiture of such benefits. The amounts disclosed reflect the vested value of the Company match on elective deferrals, as well as investment earnings on both deferrals and vested Company match amounts. These amounts do not include salary and bonus deferrals.

- Mr. Bertrand has elected to receive quarterly installments over 20 years in the event of his death, disability or retirement.

(2) See "Fiscal 2021 Nonqualified Deferred Compensation – About the MSP" above for a discussion of the calculation of benefits and payout options under the MSP, and events that may cause forfeiture of such benefits. The amounts disclosed reflect the vested value of the investment earnings on deferrals amounts. These amounts do not include salary and bonus deferrals. These amounts do not include company matches on salary and bonus deferrals.

- Mr. Hourican has elected to receive annual installments payable for 15 years in the event of his death, disability or retirement.

- Mr. Alt has elected to receive annual installments payable for 5 years in the event of his death, disability or retirement.

- Mr. Grade has elected to receive annual installments payable for 15 years in the event of his death or disability and annual installments payable for 10 years in the event of his retirement.

- Mr. Bertrand has elected to receive annual installments over 10 years in the event of his death, disability or retirement.

(3) All amounts shown are present values of eligible benefits as of July 3, 2021, calculated using an annual discount rate of 2.91%, which represents the rate used in determining the values disclosed in the "Pension Benefits" table above. See "Pension Benefits" above for a discussion of the terms of the SERP and the assumptions used in calculating the present values contained in the table. The amount and expected number of benefit payments to each executive are based on each respective termination event, the form of payment, the age of the executive and his or her spouse, and mortality assumptions. During the SERP payout period, a participant's remaining benefit under the SERP may be subject to forfeiture under certain circumstances if the committee administering the SERP finds that the participant has engaged in competition with the Company, solicited business of the Company, made disparaging remarks about the Company or misappropriated trade secrets or confidential information of the Company. Following are specific notes regarding benefits payable to Mr. Bertrand, the only NEO who participates in the SERP:

- **Death** — If an active participant dies, the participant's spouse will receive a monthly benefit payable for life with 120 monthly payments guaranteed. The amounts shown reflect payments as follows:

	Estimated # of Payments	Amount of Payment	Payment Frequency
Bertrand	372	$ 13,200	Monthly

- **Disability; Involuntary Termination without Cause, or Resignation for Good Reason; Termination without Cause following a Change in Control** — The amounts shown reflect the following monthly payments:

Name	Disability, Involuntary Termination without Cause, or Resignation for Good Reason		Termination without Cause following a Change in Control	
	Estimated # of Payments	Amount of Payment	Estimated # of Payments	Amount of Payment
Bertrand	388	$13,097	388	$15,101

- **Change in Control without Termination** — Benefit payments are not triggered.

(4) See "—Long-Term Incentive Awards" above for a discussion of the PSUs. The amounts shown include payment with respect to the PSU awards made in August 2019 (with a fiscal 2020 – 2022 performance cycle) and August 2020 (with a fiscal 2021 –2023 performance cycle). For purposes of this disclosure, and in accordance with the documents governing the PSUs, our calculations reflect the following assumptions:

Retirement: Amounts reflect the pro-rated estimated value of the PSU awards based on forecasted company performance with regard to the applicable performance criteria. The PSU awards are pro-rated for the number of whole fiscal months during the performance period during which the executive was actively employed. The pro rata factor used was 66.8% for the PSUs issued in August 2019 and 50.2% for the PSUs issued in August 2020.

Death: Amounts reflect the estimated value of the PSU awards based on Company performance assumed at "target."

Disability: Amounts reflect the estimated value of the PSU awards based on forecasted Company performance with regard to the applicable performance criteria.

Change in Control without Termination: PSUs are not subject to accelerated vesting under this scenario.

Termination Without Cause Following Change in Control: Amounts reflect the estimated value of the PSU awards based on Company performance assumed at "target."

(5) The amounts shown include the value of unvested accelerated RSUs, valued at the closing price of Sysco Common Stock on the NYSE on July 2, 2021, the last business day of our 2021 fiscal year, plus the difference between the exercise prices of unvested accelerated options and the closing price of Sysco Common Stock on the NYSE on July 2, 2021 multiplied by the number of such options outstanding. See "Outstanding Equity Awards at Fiscal Year-End" for disclosure of the events causing an acceleration of outstanding unvested options and RSUs. For each termination scenario, assumes accelerated vesting of all unvested RSUs and stock options that are subject to accelerated vesting based on such scenario.

(6) For Messrs. Hourican, Alt, Grade, Bertrand and Peck, includes payments we will make in connection with additional life insurance coverage, long-term disability coverage and long-term care insurance. In the event of death, a lump sum Basic Life Insurance benefit is payable in an amount equal to $150,000. An additional benefit is paid in an amount equal to two times the executive's base salary at the beginning of the year in which the death occurred, subject to a maximum of $1,050,000. The value of the benefits payable is doubled in the event of an accidental death. In the event of disability, a maximum monthly Long-Term Disability benefit of $30,000 would be payable to age 65, following a 180-day elimination period. The amounts for Mr. Hourican associated with either (i) "Involuntary Termination w/o Cause, or Resignation for Good Reason" and (ii) "Termination w/o Cause following a Change in Control" represent the value of the continuation of Mr. Hourican's health benefits under the Company's group health plans for a period of two years and three years, respectively, following his separation of employment with Sysco.

(7) Includes retiree medical benefits, the payment of accrued but unused vacation and outplacement services for all NEOs (other than Mr. Ørting). Messrs. Alt, Grade, Bertrand and Peck are eligible to receive outplacement services for involuntary termination w/o cause or resignation for good reason or termination w/o cause following a change in control.

(8) As a result of the assumption that the change in control occurred on July 3, 2021, the NEOs would not have received any incremental benefit with respect to their 2H21 incentive awards under the 2021 STIP.

(9) Indicates that the NEO did not qualify for retirement with respect to the applicable compensation component as of July 3, 2021.

Compensation Risk Analysis

The CLD Committee oversees the Company's executive compensation program and regularly reviews the program against Sysco's strategic goals, industry practices and emerging trends in order to ensure alignment with stockholder interests. The CLD Committee believes that Sysco's performance-based bonus and equity programs provide executives with incentives to create long-term stockholder value.

The CLD Committee reviews the compensation programs across the Sysco enterprise to monitor whether the program components encourage or otherwise promote the taking of inappropriate or unacceptable risks that could threaten the Company's long-term value. In September 2021, at the CLD Committee's request, Semler Brossy reviewed management's assessment of Sysco's fiscal 2021 enterprise-wide compensation programs and the associated risks. Management's assessment placed particular emphasis on identifying employees who have both significant compensation risk in the variability of their compensation and also the ability to expose the Company to significant business risk. The CLD Committee primarily focused on the compensation for the senior executives of Sysco Corporation and its operating companies, as these are the employees whose actions have the greatest potential to expose the Company to significant business risk, although the review addressed all forms and levels of variable and other compensation applicable to the broader employee population that the CLD Committee believed could reasonably provide employees with incentives to undertake risky behavior on behalf of Sysco. Having completed this review, the CLD Committee concluded that Sysco's long-standing practices are designed to effectively promote the creation of long-term value, discourage behavior that leads to excessive risk, and mitigate the material risks associated with executive and other compensation programs.

These practices with respect to fiscal 2021 included the following:

- Sysco's executive compensation programs were designed to include a mix of elements so that the compensation mix is not overly focused on either short-term or long-term incentives.

- Sysco's executive short-term incentive award program was based on operational performance metrics that were objective and drove long-term stockholder value (*i.e.*, market share growth and operations productivity) and strategic bonus objectives based on Sysco's key strategic and transformational initiatives (*i.e.*, SHOP & Digital Customer Opportunities, USBL Regionalization, Sales Transformation and Cost Out and Margin Management). Moreover, the CLD Committee attempts to set ranges for these measures that encourage success without encouraging excessive risk taking to achieve short-term results. The CLD Committee had the absolute discretion to remove any and all participants from the short-term incentive award program prior to the end of the performance period to which the short-term incentive award relates and to reduce the amount of the incentive award opportunity, in its discretion, based on any factor(s) it deemed relevant.

- Sysco's incentive programs do not allow for unlimited payments, and short-term incentive award caps limit the extent that employees could potentially profit by taking on excessive risk.

- Selection of three different types of long-term incentives (stock options, PSUs and RSUs) for executives helped to minimize the risk that they will take actions that could cause harm to the Company and its stockholders. The value of stock options and RSUs is primarily based on stock price appreciation, which is determined by how the market values our Common Stock, and the value of the PSUs is based on financial and operational metrics that are objective and drive long-term stockholder value.

- Longer performance periods encourage executives to attain sustained performance over several periods, rather than performance in a single period. PSUs are based on a two-year performance period. Stock options become exercisable over a three-year period and remain exercisable for up to ten years from the date of grant, and RSUs vest in three equal, annual installments over a three-year period, encouraging executives to look to long-term appreciation in equity values.

- The stock ownership guidelines described under "Stock Ownership — Stock Ownership Guidelines" above align the interests of our executive officers with the long-term interests of all stockholders and encourage our executives to execute our strategic priorities in a prudent manner.

- Pursuant to the CLD Committee's enhanced clawback policy, which is described under "Compensation Discussion and Analysis — Executive Compensation Governance and Other Information — Executive Compensation Clawback and Protective Covenants" above, if (i) we are required to restate our financial statements, other than as a result of an accounting change, or (ii) an officer engages in misconduct causing material financial or reputational harm to the Company, we will be entitled recover or cancel certain incentive compensation.

Based on its most recent review, management and the CLD Committee do not believe that the compensation policies and practices of Sysco create risks that are reasonably likely to have a material adverse effect on the Company.

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (ITEM 2)

In accordance with Section 14A of the Exchange Act, Sysco seeks a non-binding vote from its stockholders to approve the compensation paid to our named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion. This vote is commonly referred to as a "Say on Pay" vote because it gives stockholders a direct opportunity to express their approval or disapproval to the Company regarding its pay practices.

As discussed in detail in the Compensation Discussion and Analysis, our executive compensation programs are designed to attract, retain and incentivize highly talented individuals who are committed to driving Sysco's vision and strategy. We strive to link executives' pay to their performance and their advancement of Sysco's overall performance and business strategies, while also aligning the executives' interests with those of stockholders. We also aim to encourage high-performing executives to drive long-term results and to remain with Sysco over the course of their careers. We believe that the amount of compensation for each named executive officer reflects their extensive management experience, continued high performance and exceptional service to Sysco and our stockholders.

We invite you to consider the details of our executive compensation as disclosed more fully throughout this proxy statement.

Regardless of the outcome of this "Say on Pay" vote, Sysco welcomes input from its stockholders regarding executive compensation and other matters related to the Company's success generally. We believe in a corporate governance structure that is responsive to stockholder concerns, and we view this vote as a meaningful opportunity to gauge stockholder approval of our executive compensation policies. Given the information provided above and elsewhere in this proxy statement, the Board of Directors asks you to approve the following advisory resolution:

"Resolved, that Sysco's stockholders approve, on an advisory basis, the compensation paid to Sysco's named executive officers, as disclosed in this proxy statement."

Required Vote

The votes cast for this proposal must exceed the votes cast against it in order for it to be approved. Accordingly, abstentions and broker non-votes will not be relevant to the outcome.

The Board of Directors unanimously recommends a vote "FOR" the approval of the compensation paid to Sysco's named executive officers.

REPORT OF THE AUDIT COMMITTEE

Sysco's Audit Committee reports to, and acts on behalf of, the Board of Directors, and is composed of five directors who each satisfy the independence, financial literacy and other requirements of the New York Stock Exchange listing standards and the U.S. federal securities laws. The role of the Audit Committee is to assist the Board in its oversight of:

- Compliance with legal and regulatory requirements;

- Corporate accounting;

- Reporting practices;

- The integrity of the Company's financial statements;

- The qualifications, independence and performance of Ernst & Young LLP, Sysco's independent registered public accounting firm ("Ernst & Young");

- The performance of Sysco's internal audit function; and

- Risk assessment and risk management.

During fiscal year 2021, the Audit Committee held ten meetings and fulfilled all of its responsibilities as set forth in the committee's charter, including:

- Reviewing with Ernst & Young and the internal auditors the overall scope and plans for their respective audits for the fiscal year;

- Approving all audit engagement fees and terms, as well as permissible non-audit engagements with Ernst & Young (please refer to "Fees Paid to Independent Registered Public Accounting Firm" below for a detailed discussion of such fees and related approvals);

- Reviewing the experience and qualifications of the senior members of Ernst & Young's audit team;

- Assuring the regular rotation of Ernst & Young's lead audit partner as required by law, and considering whether there should be rotation of the independent registered public accounting firm itself;

- Reviewing and discussing with management the earnings press releases prior to release to the public;

- Meeting with Ernst & Young and the internal auditors, with and without management present, to discuss the adequacy and effectiveness of Sysco's internal control over financial reporting and the overall quality of the Company's financial reporting; and

- Meeting independently with each of Sysco's Chief Executive Officer and Sysco's Chief Financial Officer and Chief Accounting Officer.

As required by its charter, the Audit Committee has also met and held discussions with management and Ernst & Young regarding Sysco's audited consolidated financial statements for the fiscal year ended July 3, 2021. Management represented to the Audit Committee that Sysco's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and Ernst & Young. The Audit Committee also discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU Sec. 380), as modified or supplemented. Ernst & Young provided to the Audit Committee the written disclosures and the letter required by Public Company Accounting Oversight Board Rule 3526, "Communication with Audit Committees Concerning Independence", as modified or supplemented, and the Audit Committee discussed with Ernst & Young that firm's independence.

Based on the Audit Committee's discussion with management and Ernst & Young and the Audit Committee's review of the representations of management and Ernst & Young's report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Sysco's Annual Report on Form 10-K for the fiscal year ended July 3, 2021 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Bradley M. Halverson, Chairman
John M. Hinshaw
Hans-Joachim Koerber

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents fees billed for professional audit services rendered by Ernst & Young LLP ("Ernst & Young") for the audit of Sysco's annual financial statements for fiscal 2021 and 2020, as well as other services rendered by Ernst & Young during those periods (all of which services were approved by the Audit Committee):

	Fiscal 2021	Fiscal 2020
Audit Fees[1]	$ 8,244,500	$ 8,450,000
Audit-Related Fees[2]	150,000	43,000
Tax Fees[3]	2,790,425	2,626,510
All Other Fees[4]	8,219	9,090

(1) Audit fees consisted of fees for the audit and quarterly reviews of the consolidated financial statements (including an audit of the effectiveness of the Company's internal control over financial reporting), assistance with and review of documents filed with the SEC, and statutory audits.

(2) Audit-related fees consisted of fees for the audit of the Company's benefit plan and other audit-related services.

(3) For fiscal 2021, tax fees consisted of $2.4 million related to tax compliance services and $0.4 million related to other tax-related services. For fiscal 2020, tax fees consisted of $2.2 million related to tax compliance services and $0.4 million related to other tax-related services.

(4) All Other Fees consisted of fees paid for access to online interpretive accounting guidance.

Pre-Approval Policy

It is the Audit Committee's policy to comply with Section 10A(i) of the Exchange Act, which requires the Audit Committee to pre-approve all services, including audit services and permissible audit-related, tax and non-audit services, to be provided by Ernst & Young to the Company, subject to an exception for certain permitted, de *minimis* non-audit services that are approved by the Audit Committee prior to completion of the audit. In February 2003, the Audit Committee adopted procedures authorizing the Audit Committee chairman to approve the engagement of Ernst & Young to provide permitted non-audit services, provided that such pre-approval is reported to the Audit Committee at the next regular meeting and subject to the Audit Committee's authority to withdraw such pre-approval. During fiscal 2021, Ernst & Young did not provide any services prohibited under the Sarbanes-Oxley Act of 2002.

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (ITEM 3)

The Audit Committee of the Board has appointed Ernst & Young as Sysco's independent registered public accounting firm for fiscal 2022. Ernst & Young LLP has served as the Company's independent public registered public accounting firm providing auditing, financial and tax services since their engagement in fiscal 2002. In determining to appoint Ernst & Young, the Audit Committee carefully considered Ernst & Young's past performance for the Company, its independence with respect to the services to be performed and its general reputation for adherence to professional auditing standards.

Although the Company is not required to seek ratification, the Audit Committee and the Board believe it is sound corporate governance to do so. If stockholders do not ratify the appointment of Ernst & Young, the current appointment will stand, but the Audit Committee will consider the stockholders' action in determining whether to appoint Ernst & Young as the Company's independent registered public accounting firm for fiscal 2023.

Representatives of Ernst & Young will be in attendance at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

Required Vote

The votes cast for this proposal must exceed the votes cast against it in order for it to be approved. Accordingly, abstentions and broker non-votes will not be relevant to the outcome.

The Board of Directors unanimously recommends a vote "FOR" the ratification of the appointment of the independent registered public accounting firm for fiscal 2022.

STOCKHOLDER PROPOSAL (ITEM 4)

As You Sow on behalf of ZHDB Investments LLC, owner of $2,000 of Sysco common stock, has notified us that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Sysco accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

Whereas: The increasing rate and number of climate related disasters affecting society is causing alarms to be raised globally, making the corporate sector's contribution to climate mitigation a significant policy issue.

In addition to environmental and social harms, climate change is creating systemic risks to the economy. The Commodity Futures Trading Commission last year underscored that climate change could impair the productive capacity of the U.S. economy.

Shareholders are increasingly concerned about material climate risk to their companies and their portfolios and seek clear and consistent disclosures from the companies in which they invest, including credible climate transition plans. BlackRock's CEO notes that investment flows into "sustainable" and climate aligned assets will drive long term outperformance and that companies should disclose plans for how their business model will be compatible with a net zero economy.

In response to material climate risk, the Climate Action 100+ initiative (CAl00+), a coalition of more than 575 investors with over $54 trillion in assets, issued a Net Zero Benchmark (Benchmark) outlining metrics that create climate accountability for companies and transparency for shareholders. Indicators 1 through 5 of the Benchmark seek reporting on companies' net zero emissions ambitions; short, medium and long term greenhouse gas (GHG) reductions goals; and strategic actions planned to achieve decarbonization targets.

Sysco Corporation is a global distributor of food products, providing services to over 625,000 customer locations. Our company discloses GHG emissions and is undertaking limited initiatives including purchasing a small number of electric vehicles and increasing renewable energy adoption 20 percent by 2025. While these are credible first steps, the Company has not set targets to reduce GHG emissions across its entire enterprise, including supply chain emissions, or disclosed a plan for how to achieve Paris-aligned GHG emissions reductions.

Climate related decisions by a company have portfolio-wide and economy-wide implications. Setting and disclosing GHG emissions reduction targets, including net zero ambitions; reporting a climate transition plan in line with achieving such goals; and reporting progress to shareholders, is an important means of assuring that management is comprehensively reducing its climate contribution and taking seriously the physical and transition risks of climate change, benefitting both the company and investors.

Resolved: Shareholders request that Sysco issue a report within a year, and annually thereafter, at reasonable expense and excluding confidential information, disclosing short, medium, and long term greenhouse gas targets aligned with the Paris Agreement's goal of maintaining global temperature rise at 1.5 degrees Celsius, and progress made in achieving them. This reporting should cover the Company's full scope of operational and product related emissions.

SUPPORTING STATEMENT:

Proponents suggest, at Company discretion, the report describe:

- The Company's climate transition plan for achieving its GHG reduction goals over time, including including aligned capital allocation where relevant;
- A rationale for any decision not to set targets aligned with the Paris Agreement's 1.5 degree goal;
- Other information the Board deems appropriate.

BOARD OF DIRECTORS' STATEMENT ON THE PROPOSAL

The Board does not make a recommendation with respect to the stockholder proposal.

It is the Board's intention to substantially implement the stockholder proposal by disclosing, on an annual basis within the Company's Corporate Social Responsibility Reports or otherwise, Sysco's greenhouse gas emissions targets and progress made in achieving such targets.

Required Vote

The votes cast for this proposal must exceed the votes cast against it in order for it to be approved. Accordingly, abstentions and broker non-votes will not be relevant to the outcome.

If the proposal is properly presented at the meeting, your proxy will ABSTAIN with respect to the proposal unless you specify otherwise.

STOCKHOLDER PROPOSALS

Presenting Business/Nominating Directors for Election

Submitting Proposals under Rule 14a-8

If you would like to present a proposal under Rule 14a-8 of the Exchange Act at our 2022 Annual Meeting of Stockholders, send the proposal in time for us to receive it no later than June 8, 2022. If the date of our 2022 Annual Meeting is subsequently changed by more than 30 days from the date of this year's Annual Meeting, we will inform you of the change and the date by which we must receive such proposals.

Recommending Director Nominees

The Governance Committee will consider any director nominees you recommend in writing for the 2022 Annual Meeting, if you submit such written recommendation in conformity with the procedural and informational requirements set forth above at "Board of Directors Matters — Election of Directors at 2022 Annual Meeting (Item 1)—Nomination Process" no later than May 2, 2022.

Submitting Proxy Access Director Nominees

If you wish to submit up to two director nominees for inclusion in the proxy statement for our 2022 Annual Meeting pursuant to Article I, Section 9 of the Company's bylaws, the Corporate Secretary must receive your proxy access notice by August 21, 2022, but not before July 12, 2022. You must satisfy the applicable eligibility requirements of, and your proxy access notice must include the information required by, the Company's bylaws.

Other Proposals or Director Nominees

If you want to present any other business at our 2022 Annual Meeting, including nominating one or more individuals to serve as director outside of the proxy access process pursuant to Article I, Section 7 of the Company's bylaws, the Corporate Secretary must receive notice of your proposed business pursuant to Article I, Section 8, or notice of your proposed director nominee pursuant to Article I, Section 7, of the Company's bylaws, by August 21, 2022, but not before July 12, 2022, and you must be a stockholder of record on the date you provide notice of your proposal to the Company and on the record date for determining stockholders entitled to notice of the meeting and to vote. In each instance you must comply with, and provide the information required by, the provisions of Article I, Section 8 and Article I, Section 7, of the Company's bylaws, as applicable, within the deadlines specified above.

Meeting Date Changes

If the date of next year's Annual Meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the date of this year's Annual Meeting, we will inform you of the change, and we must receive your director nominee notices or your stockholder proposals outside of Rule 14a-8 of the Exchange Act by the latest of 90 days before the 2022 Annual Meeting, 10 days after we mail the notice of the changed date of the 2022 Annual Meeting or 10 days after we publicly disclose the changed date of the 2022 Annual Meeting.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

1. What is a proxy statement and what is a proxy?

A proxy statement is a document that SEC regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated three of our officers as proxies for the 2021 Annual Meeting of Stockholders. These three officers are Kevin P. Hourican, Aaron E. Alt and Eve M. McFadden.

2. Why did I receive a one-page notice (the "E-Proxy Notice") in the mail regarding the Internet availability of proxy materials instead of a full printed set of proxy materials?

In accordance with rules and regulations adopted by the SEC, instead of mailing a printed copy of our proxy materials, including our annual report to stockholders, to each stockholder of record, we now generally furnish proxy materials, including our annual report to stockholders, to our stockholders on the Internet. Unless you have previously signed up to receive your materials in paper, you will receive a document entitled *Notice of Internet Availability of Proxy Materials* (which we refer to as the "E-Proxy Notice") and will not receive a printed copy of the proxy materials or the annual report to stockholders (unless you specifically request them). Instead, the E-Proxy Notice will instruct you as to how you may use the Internet to access and review all of the important information contained in the proxy materials, including our annual report to stockholders.

The E-Proxy Notice also instructs you as to how you may submit your proxy on the Internet. Instructions for requesting printed proxy materials are included in the E-Proxy Notice. E-Proxy Notices are distributed by mail, unless you previously signed up to receive your proxy materials electronically, in which case it will be emailed to you. Set forth below is a summary of delivery methods.

- *Stockholders who previously signed up to Receive Proxy Materials Electronically:* If you previously signed up to receive proxy materials electronically, we will send the E-Proxy Notice to you via e-mail, to the last e-mail address you have supplied to us. We will e-mail electronic E-Proxy Notices on or about **October 6, 2021.**

- *Stockholders who previously signed up to Receive Future Proxy Materials in Printed Format by Mail:* If you previously submitted a valid election to receive all proxy materials in printed format, then we will send you a full set of printed proxy materials, including our annual report to stockholders. We will begin mailing these materials on or about **October 6, 2021.**

- *All other Stockholders:* If you have not submitted any elections, we will send you a printed E-Proxy Notice by mail. We will begin mailing E-Proxy Notices on or about **October 6, 2021.**

Receiving Future Proxy Materials Electronically and Receiving the E-Proxy Notice by e-mail: If you previously elected to receive your proxy materials in printed format, but would like to receive an E-Proxy Notice only and use the Internet to access proxy materials, please visit *http://enroll.icsdelivery.com/syy* for additional information. This would significantly reduce our printing and postage costs and eliminate bulky paper documents from your personal files. To receive your E-Proxy Notice by e-mail, please visit *http://enroll.icsdelivery.com/syy* for additional information.

3. What is the difference between holding shares as a stockholder of record and as a beneficial stockholder?

These terms describe the manner in which your shares are held. If your shares are registered directly in your name with the Company's registrar and transfer agent, Broadridge Corporate Issuer Solutions, Inc., you are considered a "stockholder of record" with respect to those shares.

If your shares are held through a brokerage account, bank, trust or other nominee as custodian on your behalf, you are considered the "beneficial owner" or "street name holder" of those shares. See questions 5, 6 and 9 below for important information for beneficial owners.

4.   How do I vote?

You may vote your shares as follows, whether you are a stockholder of record or a beneficial owner:

- **At the Annual Meeting.** You must enter the 16-digit control number found on your proxy card, voter instruction form, or E-Proxy Notice, as applicable, at the time you log into the meeting at *virtualshareholdermeeting.com/ SYY2021*. For information about attending the Annual Meeting, please see question 5 below.
- **By telephone or Internet** (see the instructions at *www.ProxyVote.com*). All stockholders of record may also vote by touchtone telephone from the U.S., Puerto Rico and Canada, using the toll-free telephone number on the proxy card, or through the Internet, using the procedures and instructions described on the proxy card. Beneficial owners may vote by telephone or Internet if their bank or broker makes those methods

available, in which case the bank or broker will include the instructions with the proxy materials. Stockholders of record may also vote through the Internet via our stockholders forum located at www.ProxyVote. com. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to vote their shares and to confirm that their instructions have been recorded properly.

- **By Written Proxy.** All stockholders of record can vote by written proxy card. If you received a printed copy of these proxy materials by mail, you may vote by signing, dating and mailing the enclosed proxy card. If you received an E-Proxy Notice, see question 2 above for instructions on obtaining a printed copy of these proxy materials, including a proxy card. If you are a beneficial owner, you may request a written proxy card or a voting instruction form from your bank, broker or other intermediary.

5.   How do I attend the Annual Meeting?

Due to public health concerns regarding the COVID-19 pandemic, we are holding the Annual Meeting in a virtual-only meeting format to support the health and well-being of our employees and stockholders. You will not be able to attend the Annual Meeting at a physical location.

If you are a registered stockholder or beneficial owner of Common Stock holding shares at the close of business on the record date (September 20, 2021), you may attend the Annual Meeting by visiting *virtualshareholdermeeting.com/SYY2021* and logging in by entering the 16-digit control number found on your proxy card, voter instruction form or E-Proxy Notice, as applicable. If you lose your 16-digit control number or are not a stockholder, you will be able to attend the meeting

by visiting *virtualshareholdermeeting.com/SYY2021* and registering as a guest. If you enter the meeting as a guest, you will not be able to vote your shares or submit questions during the meeting. You may also log into *virtualshareholdermeeting.com/SYY2021* beginning at 9:45 a.m. (Central Time) on November 19, 2021. The Annual Meeting will begin promptly at 10:00 a.m. (Central Time) on November 19. 2021. If you experience any technical difficulties during the meeting, a toll-free number will be available on our virtual shareholder meeting site for assistance.

If you have any additional questions about the Annual Meeting, please contact Sysco's Investor Relations Department by email at Investor_Relations@corp.sysco.com or by telephone at 281-584-2615.

6.   How do I raise questions during the Annual Meeting?

Stockholders will be able to submit questions upon accessing the virtual meeting until the conclusion of the meeting by typing the question into the "Ask a Question" field and clicking "Submit." We will answer questions that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. If we receive substantially similar questions,

we may group such questions together. Responses to questions relevant to meeting matters that we do not have time to answer during the Annual Meeting will be posted to our website following the meeting. Questions regarding personal matters or matters not relevant to meeting matters will not be answered.

7. What are my voting choices for each of the proposals to be voted on at the Annual Meeting?

Proposal	Voting Choices and Board Recommendation
Item 1: **Election of Ten Director Nominees**	• vote in favor of all nominees; • vote against all nominees; • vote for or against specific nominees; • abstain from voting with respect to all nominees; or • abstain from voting with respect to specific nominees. The Board recommends a vote **FOR** each of the nominees.
Item 2: **Advisory Proposal to Approve Executive Compensation**	• vote in favor of the advisory proposal; • vote against the advisory proposal; or • abstain from voting on the advisory proposal. The Board recommends a vote **FOR** the advisory proposal to approve executive compensation.
Item 3: **Ratification of the Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm**	• vote in favor of the ratification; • vote against the ratification; or • abstain from voting on the ratification. The Board recommends a vote **FOR** the ratification.
Item 4: **Stockholder proposal, if properly presented at the meeting, requesting that Sysco issue a report annually disclosing its greenhouse gas emissions targets**	• vote in favor of the stockholder proposal; • vote against the stockholder proposal; or • abstain from voting on the stockholder proposal. The Board does not make a recommendation with respect to the stockholder proposal.

8. What if I am a stockholder of record and do not specify a choice for a matter when returning a proxy?

Stockholders should specify their choices for each matter on the proxy card. If you vote by proxy, the individuals named on the proxy card (your proxies) will vote your shares in the manner you indicate. If no specific instructions are given, proxies that are signed and returned will be voted:

- **FOR** the election of the ten nominees for director;
- **FOR** the approval of the compensation paid to Sysco's named executive officers, as disclosed in this proxy statement;

- **FOR** the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for fiscal 2022; and
- **ABSTAIN** with regard to the stockholder proposal requesting that Sysco issue a report annually disclosing its greenhouse gas emissions targets.

Proxies will be voted in the discretion of the proxy holders on any other matter that may properly come before the Annual Meeting.

9. What if I am a beneficial owner and do not give voting instructions to my broker?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such person depends on the type of item being considered for vote.

Non-Discretionary Items. The election of directors, the advisory proposal to approve executive compensation and the stockholder proposal are

non-discretionary items and may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from the beneficial owners.

Discretionary Items. The ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm is a discretionary item. Generally, brokers, banks and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion.

10.   What can I do if I want to revoke or change my vote?

You may revoke or change your proxy at any time prior to the completion of voting at the Annual Meeting by:

• delivering written notice of revocation to Sysco's Corporate Secretary in time for her to receive it before the Annual Meeting;

• voting again by telephone, Internet or mail (provided that such new vote is received in a timely manner pursuant to the instructions above); or

• voting during the Annual Meeting by entering the 16-digit control number found on your proxy card, voter instruction form, or Notice, as applicable.

The last vote that we receive from you will be the vote that is counted.

11.   Is there a quorum requirement?

A quorum is necessary to hold a valid meeting. A quorum will exist if the holders of at least 35% of all the shares entitled to vote at the meeting are present in person or by proxy. All shares voted by proxy are counted as present for purposes of establishing a quorum, including those that abstain or as to which the proxies contain broker non-votes as to one or more items.

12.   What votes are necessary for action to be taken?

Sysco's Bylaws and Corporate Governance Guidelines include a majority vote standard for uncontested director elections. Since the number of nominees timely nominated for the Annual Meeting does not exceed the number of directors to be elected, each director to be elected shall be elected if the number of votes cast "for" election of the director exceeds those cast "against." Any incumbent director who is not re-elected will be required to tender his or her resignation promptly following certification of the stockholders' vote. The Governance Committee will consider the tendered resignation and recommend to the Board of Directors whether to accept or reject the resignation offer, or whether other action should be taken. The Board will act on the recommendation within 120 days following certification of the stockholders' vote and will promptly make a public disclosure of its decision regarding whether to accept the director's resignation offer.

Pursuant to Sysco's Bylaws, the affirmative vote of a majority of the votes cast, either for or against, is required for the approval of:

• the non-binding, advisory proposal to approve the compensation paid to Sysco's named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K;

• the ratification of the appointment of the independent registered public accounting firm; and

• the stockholder proposal, if properly presented at the meeting, requesting that Sysco issue a report annually disclosing its greenhouse gas emissions targets.

As an advisory vote, the proposal to approve executive compensation (Item 2) is not binding upon the Company. However, the CLD Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders and will consider the outcome of the vote when making future compensation decisions.

In light of the stockholder recommendation at Sysco's 2017 Annual Meeting of Stockholders regarding the frequency of the stockholder advisory votes on executive compensation, it is the current intention of the Sysco Board of Directors to conduct an annual stockholder advisory vote on executive compensation until the next required vote on the frequency of stockholder advisory votes on executive compensation that will occur at our 2023 Annual Meeting of Stockholders.

Broker non-votes will be disregarded with respect to the election of directors and each of the other proposals. Abstentions will be disregarded with respect to the election of directors and all of the other proposals.

13.   Who will count votes?

We will appoint one or more Inspectors of Election who will determine the number of shares outstanding, the voting power of each, the number of shares represented at the Annual Meeting, the existence of a quorum and whether or not the proxies and ballots are valid and effective.

The Inspector(s) of Election will determine, and retain for a reasonable period, a record of the disposition of any challenges and questions arising in connection with the right to vote, and will count all votes and ballots cast for and against and any abstentions or broker non-votes with respect to all proposals and will determine the results of each vote.

14.   How are abstentions and broker non-votes counted?

Abstentions and broker non-votes are included in determining whether a quorum is present. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting authority and has not received voting instructions from the beneficial owner. Broker non-votes will be disregarded with respect to the election of directors and each of the other proposals, and abstentions will be disregarded with respect to the election of directors and all other proposals.

15. How are proxies solicited and what are the costs of proxy solicitation?

We will pay all of the cost of solicitation of proxies including preparing, printing and mailing this proxy statement and the E-Proxy Notice. Solicitation may be made personally or by mail, telephone or electronic data transfer by officers, directors and employees of the Company (who will not receive any additional compensation for any solicitation of proxies).

We will also authorize banks, brokerage houses and other custodians, nominees and fiduciaries to forward copies of proxy materials and will reimburse them for their costs in sending the materials. We have retained Georgeson Shareholder Communications to help us solicit proxies from these entities and certain other stockholders, in writing or by telephone, at an estimated fee of $12,000 plus reimbursement for their out-of-pocket expenses.

16. Will any other matters be presented at the Annual Meeting?

We do not know of any matter that will be presented at the Annual Meeting other than the election of directors and the other proposals discussed in this proxy statement. However, if any other matter is properly presented at the Annual Meeting, your proxies will vote on such matter in their best judgment.

17. Where can I access the Annual Report?

We will furnish additional copies of our annual report to stockholders, which includes our Annual Report on Form 10-K, without exhibits, for the fiscal year ended July 3, 2021, as filed with the SEC (the "Form 10-K"), for no charge, upon your written request if you are a record or beneficial owner of Sysco Corporation Common Stock whose proxy we are soliciting in connection with the Annual Meeting.

Please address requests for a copy of the Form 10-K to the Investor Relations Department, Sysco Corporation, 1390 Enclave Parkway, Houston, Texas 77077-2099. The Form 10-K is also available on our website under "Investors—SEC Filings—Annual Reports" at *www.sysco.com*.

18. What is Householding and where can I get additional copies of proxy materials?

If you share the same last name and address with another Sysco stockholder, you and the other stockholders at your address may receive only one copy of the E-Proxy Notice and any other proxy materials we choose to mail, unless contrary instructions are provided from any stockholder at that address. This is referred to as "householding." If you prefer to receive multiple copies of the E-Proxy Notice and any other proxy materials that we mail, at the same address, additional copies will be provided to you promptly upon written or oral request, and if you are receiving multiple copies of the E-Proxy Notice and other proxy materials, you may request that you receive only one copy. Please address requests for a copy of the E-Proxy Notice and other proxy materials to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717, or call Broadridge at (866) 540-7095.

19. Will the Company announce the voting results?

We will announce the preliminary voting results during the Annual Meeting. We will report the final results on our website and in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

20. Does the Company have a policy about directors' attendance at the Annual Meeting of Stockholders?

It is the Board's policy that directors attend the Annual Meeting, to the extent practicable. Last year, 11 directors attended the 2020 Annual Meeting of Stockholders.

ANNEX I – NON-GAAP RECONCILIATIONS

Sysco's results of operations for fiscal 2021 and fiscal 2020 were impacted by restructuring and transformational project costs consisting of: (1) restructuring charges; (2) expenses associated with our various transformation initiatives; and (3) facility closure and severance charges, and by acquisition-related costs consisting of: (1) intangible amortization expense related to the fiscal 2017 acquisition of Cucina Lux Investments Limited (the Brakes Acquisition); and (2) due diligence and integration costs incurred in fiscal 2021 associated with the acquisition of Greco and Sons, which closed in August fiscal 2022. Our results for fiscal 2021 were also impacted by the reduction of bad debt expense previously recognized in fiscal 2020 due to the unexpected impact of the COVID-19 pandemic on the collectability of our pre-pandemic trade receivable balances, as well as non-operating gains and losses including (1) losses on the extinguishment of debt; (2) losses on the sale of businesses; and (3) gains on the sale of property.

Fiscal 2020 results of operations were also negatively impacted by costs arising from the COVID-19 pandemic, the most significant of which were (1) excess bad debt expense, as we experienced an increase in past due receivables and recognized additional bad debt charges; (2) goodwill and intangibles impairment charges; and (3) fixed asset impairment charges. While Sysco traditionally incurs bad debt expense, the magnitude of such expenses and benefits that we have experienced since the onset of the COVID-19 pandemic is not indicative of our normal operations. Our adjusted results have not been normalized in a manner that would exclude the full impact of the COVID-19 pandemic on our business. As such, Sysco has not adjusted its results for lost sales, inventory write-offs or other costs associated with the COVID-19 pandemic not previously stated.

The fiscal 2021 and fiscal 2020 items discussed above are collectively referred to as "Certain Items". The results of our foreign operations can be impacted due to changes in exchange rates applicable in converting local currencies to U.S. dollars. We measure our total Sysco and our International Foodservice Operations results on a constant currency basis. Constant currency operating results are calculated by translating current-period local currency operating results with the currency exchange rates used to translate the financial statements in the comparable prior-year period to determine what the current-period U.S. dollar operating results would have been if the currency exchange rate had not changed from the comparable prior-year period.

Management believes that adjusting its operating expenses, operating income, interest expense, other (income) expense, net, net earnings and diluted earnings per share to remove these Certain Items and presenting its International Foodservice Operations results on a constant currency basis, provides an important perspective with respect to our underlying business trends and results and provides meaningful supplemental information to both management and investors that (1) is indicative of the performance of the company's underlying operations and (2) facilitates comparisons on a year-over-year basis.

More information on the rationale for the use of these measures can be found in our Annual Report on Form 10-K for fiscal 2021. In the reconciliation tables below, "NM" indicates that the percentage change is not meaningful.

Adjusted Operating Income Non-GAAP Reconciliation (Letter from CEO and Chair)

(in thousands)	2021	2020	Period Change ($)	Period Change (%)
Operating income (GAAP)	$ 1,437,242	$ 749,505	$ 687,737	91.8%
Impact of restructuring and transformational project costs[1]	128,187	371,088	(242,901)	(65.5)
Impact of acquisition-related costs[2]	79,540	64,793	14,747	22.8
Impact of bad debt reserve adjustments[3]	(184,813)	323,403	(508,216)	(157.1)
Impact of goodwill impairment	—	203,206	(203,206)	NM
Operating income adjusted for Certain Items (Non-GAAP)	$ 1,460,156	$ 1,711,995	$ (251,839)	(14.7)%

(1) *Fiscal 2021 includes $72 million related to restructuring charges, facility closure and severance charges and $56 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy. Fiscal 2020 includes $265 million related to restructuring, facility closure and severance charges and $106 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy.*

(2) *Fiscal 2021 represents $74 million of intangible amortization expense from the Brakes Acquisition, which is included in the results of International Foodservice, as well as $6 million of due diligence and integration costs related to Greco and Sons, which are included within Corporate expenses. Fiscal 2020 represents intangible amortization expense from the Brakes Acquisition.*

(3) *Fiscal 2021 represents the reduction of bad debt charges previously taken on pre-pandemic trade receivable balances in fiscal 2020. Fiscal 2020 represents excess bad debt charges recognized on the increase in past due receivables arising from the COVID-19 pandemic.*

Adjusted Earnings Per Share Non-GAAP Reconciliation
(Letter from CEO and Chair)

(in thousands, except for share and per share data)		2021		2020	Period Change ($)	Period Change (%)
Diluted Earnings Per Share (GAAP)	$	1.02	$	0.42	$ 0.60	142.9%
Impact of restructuring and transformational project costs[1]		0.25		0.72	(0.47)	(65.3)%
Impact of acquisition-related costs[2]		0.15		0.13	0.02	15.4%
Impact of bad debt reserve adjustments[3]		(0.36)		0.63	(0.99)	(157.1)%
Impact of goodwill impairment		—		0.40	(0.40)	NM
Impact of loss on extinguishment of debt		0.57		—	0.57	NM
Impact of other non-routine gain and losses[4]		0.02		0.09	(0.07)	(77.8)%
Tax impact of restructuring and transformational project costs[5]		(0.06)		(0.18)	0.12	66.7%
Tax impact of acquisition-related costs[5]		(0.04)		(0.03)	(0.01)	(33.3)%
Tax impact of bad debt reserves adjustments[5]		0.09		(0.15)	0.24	160.0%
Tax impact of loss on extinguishment of debt[5]		(0.15)		—	(0.15)	NM
Tax impact of other non-routine gain and losses[5]		(0.01)		(0.02)	0.01	50.0%
Impact of foreign tax rate change[6]		(0.05)		—	(0.05)	NM
Diluted Earnings per Share Adjusted for Certain Items (Non-GAAP)[7]	$	1.44	$	2.01	$ (0.57)	(28.4)%
Diluted shares outstanding		513,555,088		514,025,974		

(1) Fiscal 2021 includes $72 million related to restructuring charges, facility closure and severance charges and $56 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy. Fiscal 2020 includes $265 million related to restructuring, facility closure and severance charges and $106 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy.

(2) Fiscal 2021 represents $74 million of intangible amortization expense from the Brakes Acquisition, which is included in the results of International Foodservice, as well as $6 million of due diligence and integration costs related to Greco and Sons, which are included within Corporate expenses. Fiscal 2020 represents intangible amortization expense from the Brakes Acquisition.

(3) Fiscal 2021 represents the reduction of bad debt charges previously taken on pre-pandemic trade receivable balances in fiscal 2020. Fiscal 2020 represents excess bad debt charges recognized on the increase in past due receivables arising from the COVID-19 pandemic.

(4) Fiscal 2021 includes $23 million of loss from the sale of businesses, $9 million of gains on sale of property and other non-recurring gains and losses. Fiscal 2020 represents the impairment of assets held for sale.

(5) The tax impact of adjustments for Certain Items is calculated by multiplying the pretax impact of each Certain Item by the statutory rates in effect for each jurisdiction where the Certain Item was incurred.

(6) Fiscal 2021 represents a net benefit from remeasuring Sysco's accrued income taxes, deferred tax asset and deferred tax liabilities due to changes in tax rates in the United Kingdom.

(7) Individual components of diluted earnings per share may not add up to the total presented due to rounding. Total diluted earnings per share is calculated using adjusted net earnings divided by diluted shares outstanding.

Free Cash Flow Non-GAAP Reconciliation
(Letter from CEO and Chair)

Free cash flow represents net cash provided from operating activities less purchases of plant and equipment and includes proceeds from sales of plant and equipment. Sysco considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchases and sales of buildings, fleet, equipment and technology, which may potentially be used to pay for, among other things, strategic uses of cash including dividend payments, share repurchases and acquisitions. However, free cash flow may not be available for discretionary expenditures, as it may be necessary that we use it to make mandatory debt service or other payments. Free cash flow should not be used as a substitute for the most comparable GAAP measure in assessing the company's liquidity for the periods presented. An analysis of any non-GAAP financial measure should be used in conjunction with results presented in accordance with GAAP. In the table that follows, free cash flow for the period presented is reconciled to net cash provided by operating activities.

(in thousands)		2021
Net cash provided by operating activities (GAAP)	$	1,903,842
Additions to plant and equipment		(470,676)
Proceeds from sales of plant and equipment		59,147
Free Cash Flow (Non-GAAP)	$	1,492,313

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1390 Enclave Parkway
Houston, Texas 77077-2099

281.584.1390
www.sysco.com